   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 22, 2000


                                                      REGISTRATION NO. 333-92909
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                 PRE-EFFECTIVE


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                          KRISPY KREME DOUGHNUTS, INC.
             (Exact name of registrant as specified in its charter)


         NORTH CAROLINA                          5812                            56-2169715
 (State or other jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)            Identification No.)


                                                                    SCOTT A. LIVENGOOD
                                                                   CHAIRMAN, PRESIDENT
                                                               AND CHIEF EXECUTIVE OFFICER
               370 KNOLLWOOD STREET                                370 KNOLLWOOD STREET
       WINSTON-SALEM, NORTH CAROLINA 27103                 WINSTON-SALEM, NORTH CAROLINA 27103
                  (336) 725-2981                                      (336) 725-2981
   (Address, including zip code, and telephone      (Name, address, including zip code, and telephone
                      number,                                            number,
  including area code, of registrant's principal        including area code, of agent for service)
                 executive offices)

                             ---------------------
                                   COPIES TO:

             DAVID A. STOCKTON, ESQ.                                GERALD S. TANENBAUM, ESQ.
             KILPATRICK STOCKTON LLP                                 CAHILL GORDON & REINDEL
     1100 PEACHTREE STREET, N.E., SUITE 2800                             80 PINE STREET
             ATLANTA, GEORGIA 30309                                    NEW YORK, NEW YORK
                 (404) 815-6500                                          (212) 701-3000
              (404) 815-6555 (FAX)                                    (212) 269-5420 (FAX)

                             ---------------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________


If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box. [ ]

                             ---------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON A DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON A DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


Subject to Completion, Dated February 22, 2000


(Krispy Kreme Doughnuts Logo)

--------------------------------------------------------------------------------

3,000,000 Shares

Common Stock

--------------------------------------------------------------------------------


This is the initial public offering of Krispy Kreme Doughnuts, Inc. and we are offering 3,000,000 shares of our common stock. We anticipate that the initial public offering price will be between $18.00 and $20.00 per share.


We have applied to have our common stock quoted on the Nasdaq National Market under the symbol KREM.


Investing in our common stock involves risks.   See "Risk Factors" beginning on
page 5.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                                                   Underwriting
                              Public               Discounts and           Proceeds to
                              Offering Price       Commissions             Krispy Kreme
                              -------------------  ----------------------  ----------------------
Per Share                     $                    $                       $
Total                         $                    $                       $



We have granted the underwriters the right to purchase up to an additional 450,000 shares to cover any over-allotments.



Deutsche Banc Alex. Brown                                      J.P. Morgan & Co.


                  Dain Rauscher Wessels


                                    BB&T Capital Markets



The date of this prospectus is         , 2000

[The inside of the prospectus cover contains photographs of our stores, customers, employees and facilities accompanied by text in substantially the following form:

INTRODUCTION:     Krispy Kreme has been making doughnuts from a secret recipe since 1937 when the business was founded in a small storefront in Winston-Salem, NC. Today the company is still headquartered in the same city, but while the taste of our doughnuts remains true to the still-secret recipe, it is no secret that the company and its loyal customer following has grown substantially.

HEADLINE:         OUR PEOPLE DO THE THINGS THAT MAKE THE DIFFERENCE:

SUBHEAD:          We Make the Mix.

COPY: To ensure premium quality, we make our own proprietary mix from our secret recipe in our own mix plant. We test the flour as it arrives and test each batch of mix before it's shipped to our stores. Additionally, we realize the profit from the sale of our mix to our stores.

SUBHEAD:          We Make the Equipment.

COPY:             We engineer and manufacture our own doughnutmaking equipment.
                  We build it, we install it and we stand behind it. We design our equipment to work in harmony with our proprietary mix which results in doughnuts with uniform consistency and premium quality.

SUBHEAD:          We Distribute the Goods.

COPY: Our own distribution center offers store operators the convenience of one-stop shopping for key supplies. This includes all food ingredients, juices, Krispy Kreme coffee, signage, display cases, uniforms and other items. By combining our buying power and sourcing from carefully selected, reliable suppliers, we can ensure better quality and pricing to our operators.

SUBHEAD:          We Make and Sell Doughnuts in Our Stores.

COPY: Our stores are doughnut factories that also offer our customers a superior retail experience. Systemwide, we produce over 1.3 billion doughnuts a year in our stores. It is in our stores that our customers first experience our Hot Original Glazed and watch the doughnuts being made in our doughnutmaking theater. The illuminated "Hot Doughnuts Now" neon sign signals that our Hot Original Glazed are coming fresh off the line. The Krispy Kreme experience begins with the first bite of that "hot" doughnut and we believe that a lifetime relationship then develops between the customer and the brand.

SUBHEAD:          We Sell Off-Premises.

COPY: Our customers can also purchase our doughnuts at convenient locations off-premises from our store. Utilizing the capacity of our doughnutmaking equipment enables us to sell fresh doughnuts in grocery stores, convenience stores and other high-traffic locations while improving brand visibility in our markets.

SUBHEAD:          We Have a Heritage.

COPY: We were founded in 1937. Over the last 62 years we have developed a strong brand which has resulted in a loyal customer following. In 1997, our company was recognized as an icon of life in the 20th century with the induction of Krispy Kreme artifacts into the Smithsonian Institution.

SUBHEAD:          We Have Substantial Growth Potential.

COPY: With only 141 stores on the national map, we believe our strongest growth is yet to come. Our growth will be accomplished primarily through well-capitalized area developers with the management capacity to develop multiple stores.]

SUBHEAD:          Is It About the Doughnut Or About the Experience?

COPY: The magic of what some have called a mystical experience begins with the first bite of our Hot Original Glazed doughnut hot off the line. But it doesn't stop there. It's also about the people you're with when you take that first bite...it's about seeing the doughnuts pass through the glaze waterfall, and being smiled at by a Krispy Kreme employee. And it's about knowing that when you come back to any Krispy Kreme store at anytime, anywhere, the doughnut will look and taste the same as you always remembered it.

                               PROSPECTUS SUMMARY


This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Information in this prospectus related to the performance of franchised stores is based solely on information provided by our franchisees.


                          KRISPY KREME DOUGHNUTS, INC.


Krispy Kreme is a leading branded specialty retailer of premium quality doughnuts which are made throughout the day in our stores. We opened our first store in 1937 and there were 141 Krispy Kreme stores nationwide, consisting of 59 company-owned and 82 franchised stores, as of October 31, 1999. Our principal business is the high volume production and sale of over 20 varieties of premium quality doughnuts, including our signature Hot Original Glazed. We have established Krispy Kreme as a leading consumer brand with a loyal customer base through our longstanding commitment to quality and consistency. Our place in American society was recognized in 1997 with the induction of Krispy Kreme artifacts into the Smithsonian Institution's National Museum of American History. We differentiate ourselves by combining quality ingredients, vertical integration and a unique retail experience featuring our stores' fully displayed production process, or doughnutmaking theater.


The combination of our well-established brand, our one-of-a-kind doughnuts and our strong franchise system creates significant opportunities for continued growth. Our sales growth has been driven by new store openings, as well as systemwide comparable store sales growth of 12.7% in fiscal 1998, 9.7% in fiscal 1999 and 12.4% in the first nine months of fiscal 2000. Our success is based on the strengths described below.


COMPETITIVE STRENGTHS



Our goal is to become the nation's leading branded specialty retailer of premium quality doughnuts. To achieve this objective, we intend to capitalize on the following strengths:



     - UNIVERSAL APPEAL OF OUR PRODUCT. The taste, quality and simplicity of our doughnuts, which we believe our customers view as an affordable indulgence, appeal across major demographic groups, including age and income.



     - PROVEN CONCEPT. Our stores, which are designed to create a multi-sensory retail experience featuring our doughnutmaking theaters, serve both as our primary retail outlets and as platforms to distribute our products through off-premises sales channels.



     - SIGNIFICANT GROWTH POTENTIAL. With only 141 stores as of October 31, 1999, we believe that we have significant new store expansion opportunities, with an initial emphasis on markets of over 100,000 households.



     - INGREDIENTS FOR MARKET LEADERSHIP. We believe that the combination of our strong brand, highly differentiated product, high-volume production capability and multiple sales channels provides us with the ability to establish Krispy Kreme as the recognized leader in every market we enter.

     - STRONG FRANCHISE SYSTEM. We are committed to growth through franchising and intend to continue to strengthen our franchise system by attracting experienced and well-capitalized area developers who have the management capacity to develop multiple stores. In the future, we intend to acquire minority equity positions in selected franchisee businesses.


     - DIRECT STORE DELIVERY CAPABILITIES. We have developed a highly effective direct store delivery system, or DSD, for executing off-premises sales whereby we deliver fresh doughnuts, both packaged and unpackaged, to a variety of supermarkets and convenience stores.

     - CONTROLLED PROCESS ENSURING CONSISTENT HIGH QUALITY. We produce our proprietary mixes, manufacture our custom doughnutmaking equipment and test all key ingredients through our vertically integrated, highly automated system designed to create quality, consistency and efficiency.

     - BALANCED FINANCIAL MODEL. Krispy Kreme generates sales and income from three distinct sources -- company stores, franchise fees and royalties and our vertically integrated supply chain -- which we believe provides increased stability to our revenues and earnings and improves our return on investment.


GROWTH STRATEGY



We believe there are significant opportunities to expand our business by further penetrating existing markets and entering new markets. After establishing our brand in a new market through our retail stores, we attempt to maximize store productivity by selling off-premises to grocery and convenience stores, institutional customers and select co-branding customers. Key elements of our growth strategy include:



     - OPEN NEW STORES. We plan to expand primarily through franchising with area developers and have existing agreements to open approximately 22 new stores in fiscal 2001 and over 100 new stores between fiscal 2002 and fiscal 2005. This represents 15% store growth in fiscal 2001 and an increase in our store base to over 260 stores by the end of fiscal 2005.



     - IMPROVE OUR EXISTING STORES' ON-PREMISES SALES. To improve our on-premises sales, we plan to remodel and, in certain instances, close and relocate selected older company-owned stores to emulate the format of our new, highly successful stores in new markets.



     - INCREASE OUR OFF-PREMISES SALES. We intend to expand our off-premises customer base, as well as increase sales to our existing off-premises customers by continuing to offer premium quality products, category management and superior customer service.



                 ---------------------------------------------


Our principal executive offices are located at 370 Knollwood Street, Winston-Salem, North Carolina 27103 and our telephone number is (336) 725-2981. Our web site address is http://www.krispykreme.com. Information on our web site is not a part of this prospectus.

                                  THE OFFERING


Common Stock Offered by Krispy
Kreme..............................    3,000,000 shares



Common Stock to be Outstanding
after the Offering.................    12,484,957 shares


Use of Proceeds....................    - Repayment of borrowings under our loan
                                         agreement


                                       - A distribution to our existing
                                         shareholders as part of our
                                         pre-offering corporate reorganization



                                       - Remodeling and relocation of selected
                                         older company-owned stores


                                       - Additional mix production capacity to
                                         support expansion

                                       - Joint venture investments in area
                                         developer stores

                                       - General corporate purposes, including
                                         working capital needs

Dividend Policy....................    We do not anticipate paying any cash
                                       dividends in the foreseeable future.


Proposed Nasdaq National Market
Symbol.............................    KREM





The table above excludes 1,831,000 shares of common stock issuable upon exercise of stock options outstanding under our stock option plan on October 31, 1999, of which 91,000 were exercisable, and includes 144,737 shares to be contributed to our stock bonus plans contemporaneously with this offering.

                 ---------------------------------------------

Except as otherwise indicated or required by the context, references to we, our, us, Krispy Kreme or the company refer to Krispy Kreme Doughnuts, Inc. and its subsidiaries and predecessors.


Currently, all of the stock of Krispy Kreme Doughnuts, Inc. is owned by Krispy Kreme Doughnut Corporation, which was incorporated in 1982. Krispy Kreme Doughnuts, Inc., the issuer of the common stock offered by this prospectus, was incorporated in North Carolina in 1999 to be the holding company for Krispy Kreme Doughnut Corporation and its other subsidiaries. This will be effected through a corporate reorganization in the form of a merger in which each outstanding share of common stock of Krispy Kreme Doughnut Corporation will be converted into the right to receive 20 shares of common stock of Krispy Kreme Doughnuts, Inc. and $15.00 in cash. This merger will occur prior to the closing of this offering. See "Business -- Our Pre-Offering Reorganization and Other Matters."



Except as otherwise indicated, all information in this prospectus assumes that the reorganization has been effected and assumes no exercise of the underwriters' over-allotment option.

                 ---------------------------------------------


We own or have rights to various trademarks and trade names used in our business. These include "Krispy Kreme" and the Krispy Kreme logo and "Hot Doughnuts Now" and the Hot Doughnuts Now logo. This prospectus also includes trademarks, service marks and trade names owned by other companies.

                             SUMMARY FINANCIAL DATA

The following table shows our summary financial data which you should read together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and accompanying notes and the other financial data included elsewhere in this prospectus.


Per share amounts reflect an exchange ratio in the merger in connection with our holding company formation of 20-for-one, which will have the effect of a 20-for-one stock split. Systemwide sales includes the sales of both our company-owned and franchised stores and excludes the sales of our Support Operations business segment. Our consolidated financial statements appearing elsewhere in this prospectus exclude franchised store sales and include royalties and fees received from our franchisees. The as adjusted balance sheet data give effect to this offering and the merger as if they had occurred on October 31, 1999.



                                     -----------------------------------------------------------------------------------------------
                                                                 YEAR ENDED                                    NINE MONTHS ENDED
                                     -------------------------------------------------------------------   -------------------------
                                     JANUARY 29,   JANUARY 28,   FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,   NOVEMBER 1,   OCTOBER 31,
                                            1995          1996          1997          1998          1999          1998          1999
In thousands, except per share data  -----------   -----------   -----------   -----------   -----------   -----------   -----------
and store numbers
STATEMENT OF OPERATIONS DATA:
Total revenues....                    $ 114,986     $ 118,550     $ 132,614     $ 158,743    $  180,880    $  133,190    $  161,571
Provision for restructuring...               --         3,000            --            --         9,466            --            --
Income (loss) from operations...          6,057         1,230         5,136         5,420        (3,702)        5,950        10,081
Net income (loss)...                      4,617           180         2,427         2,714        (3,167)        2,886         5,725
Net income (loss) per share:
  Basic...........                    $     .63     $     .02     $     .33     $     .37    $     (.38)   $      .37    $      .61
  Diluted.........                          .63     $     .02     $     .33     $     .37    $     (.38)   $      .36    $      .61
Shares used in calculation of net
  income (loss) per share:
  Basic...........                        7,275         7,284         7,284         7,284         8,249         7,890         9,340
  Diluted.........                        7,275         7,284         7,284         7,284         8,249         7,910         9,440
OPERATING DATA:
Systemwide sales...                   $ 146,715     $ 151,662     $ 167,592     $ 203,439    $  240,316    $  176,957    $  231,956
Number of stores at end of period:
  Company-owned...                           48            53            61            58            61            61            59
  Franchised......                           40            42            55            62            70            64            82
                                      ---------     ---------     ---------     ---------    ----------    ----------    ----------
  Systemwide......                           88            95           116           120           131           125           141
                                      =========     =========     =========     =========    ==========    ==========    ==========
Average weekly sales per store:
  Company-owned...                    $      45     $      39     $      39     $      42    $       47    $       47    $       53
  Franchised......                           22            22            22            23            28            28            37



                                                              ----------------------
                                                              AS OF OCTOBER 31, 1999
                                                              ----------------------
                                                                ACTUAL   AS ADJUSTED
                                                              --------   -----------
In thousands
BALANCE SHEET DATA:
Working capital.............................................  $ 11,683     $
Total assets................................................   104,691
Long-term debt, including current maturities................    22,895          --
Total shareholders' equity..................................    47,524     $92,329

                                  RISK FACTORS

You should carefully consider the risks and uncertainties described below and all other information contained in this prospectus before deciding to purchase shares of our common stock.

RISKS PARTICULAR TO KRISPY KREME


OUR GROWTH STRATEGY DEPENDS ON OPENING NEW KRISPY KREME STORES. OUR ABILITY TO EXPAND OUR STORE BASE IS INFLUENCED BY FACTORS BEYOND OUR CONTROL, WHICH MAY SLOW STORE DEVELOPMENT AND IMPAIR OUR STRATEGY.



Our growth strategy includes, among other things, opening additional franchised stores. The opening and success of these stores is dependent in part on a number of factors, which neither we nor our franchisees can control. If we are not able to address these factors successfully, we may not be able to expand at the rate currently contemplated by our strategy. These factors are discussed below and in "Business."



IF OUR FRANCHISEES CANNOT DEVELOP OR FINANCE NEW STORES OR BUILD THEM ON SUITABLE SITES, OUR GROWTH AND SUCCESS WILL BE IMPEDED.



Our business is dependent upon our franchisees developing new franchised stores. Our franchisees consist of associates who operate under our original franchising program developed in the 1940s and area developers who operate under our franchising program developed in the mid-1990s. We anticipate most new store growth will be from area developers. Although associates have the exclusive rights to develop their assigned geographic territories, most are not contractually obligated to develop additional stores. Area developers are generally required under development agreements they enter into with us to develop a predetermined number of stores in their areas over the term of their development agreements. Area developers may not have access to the financial resources that they need to open the stores required by their development schedules, or be able to find suitable sites to develop them on. They may not be able to negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and approvals or meet construction schedules. Any of these problems could slow our growth, impair our strategy and reduce our franchise revenues.



IF OUR FRANCHISEES CANNOT OPEN NEW STORES ON SCHEDULE, OUR GROWTH AND SUCCESS WILL BE IMPEDED.



Delays in store openings could adversely affect our future operations by slowing new store growth and reducing our franchise revenues. Most area development agreements specify a schedule for opening stores in the territory covered by the agreement. These schedules form the basis for our expectations regarding the number and timing of new store openings. In the past, we have agreed to extend or modify development schedules for certain area developers, and we may do so in the future. Currently, all of our area developers are on schedule to develop a total of 130 additional stores in their territories during their initial development schedule, which is generally five years.



WE MAY BE HARMED BY ACTIONS TAKEN BY OUR FRANCHISEES THAT ARE OUTSIDE OF OUR CONTROL.



Area developers and associates are generally independent contractors and are not our employees. We provide training and support to area developers and associates, but the quality of franchised store operations may be diminished by any number of factors beyond our control. Consequently, area developers and associates may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other store personnel. If they do not, our image and reputation may suffer, and systemwide sales could decline.



WE MAY BE EXPOSED TO FLUCTUATIONS IN COMMODITY PRICING BECAUSE OF THE LARGE QUANTITIES OF RAW MATERIALS AND OTHER PRODUCTS THAT WE BUY, WHICH MAY UNEXPECTEDLY INCREASE OUR COSTS.



The basic raw materials we use are agricultural products such as flour, shortening and sugar. We also purchase other products, such as coffee, in large quantities, and use paper products, films and plastics to package our products. In addition, we are dependent on gasoline for our delivery trucks that supply our off-premises sales customers and natural gas as a fuel in the doughnut production process. Increases in prices of agricultural and food products, packaging materials or fuels could cause substantial and sudden increases in costs that we might not be able to recover through price increases.



Shortages or interruptions in the supply of agricultural or food products can result from adverse weather conditions, such as droughts or floods. These shortages or other factors could lead to increased prices for raw materials and some finished goods. Our general policy is to enter into long-term purchase agreements covering one- to three-year periods with specific vendors within a range of prices that we believe are advantageous to us. To the extent commodity prices in the spot market are lower than those we pay our suppliers under our long-term purchase agreements, we are exposed to commodity market risk. In those cases, we pay more for our commodity ingredients than if we had no long-term purchase agreements.



WE ARE THE EXCLUSIVE SUPPLIER OF DOUGHNUT MIXES, OTHER KEY INGREDIENTS AND FLAVORS TO ALL KRISPY KREME STORES. IF WE HAVE ANY PROBLEMS SUPPLYING THESE INGREDIENTS, OUR STORES' ABILITY TO MAKE DOUGHNUTS WILL BE NEGATIVELY AFFECTED.



We are the exclusive supplier of doughnut mixes and other key ingredients and flavors to all of our company-owned and franchised stores. If our business expands according to our growth strategy, we will require additional capacity to produce our doughnut mixes and other ingredients. In addition, as our business continues to expand on the West Coast and in other geographic areas which are located at greater distances from our sole manufacturing facility in Winston-Salem, North Carolina, we may incur greater costs in supplying our doughnut mixes and other ingredients to these areas and may need to establish one or more additional manufacturing plants. Although we have a backup source to manufacture our doughnut mixes in the event of the loss of our Winston-Salem plant, this facility does not regularly produce our doughnut mixes. Any interruption of existing or planned production capacity at our manufacturing plant could impede our ability or that of our franchisees to make doughnuts.



In addition, because we generally enter into long-term purchase agreements with our suppliers, in the event that any of these relationships terminate unexpectedly, even where we have multiple suppliers for the same ingredient, we may not be able to obtain adequate quantities of the same high-quality ingredient at competitive prices.



WE ARE THE ONLY MANUFACTURER OF OUR DOUGHNUTMAKING EQUIPMENT. IF WE HAVE ANY PROBLEMS PRODUCING THIS EQUIPMENT, OUR STORES' ABILITY TO MAKE DOUGHNUTS WILL BE NEGATIVELY AFFECTED.



Our Winston-Salem facility is the only location where we manufacture our custom doughnutmaking equipment. Although we have limited backup sources for our equipment, obtaining our equipment quickly in the event of the loss of our Winston-Salem plant would be difficult, and would jeopardize our ability to supply equipment to new stores or new parts for the maintenance of existing equipment in established stores on a timely basis.



ANY INTERRUPTION IN THE DELIVERY OF GLAZE FLAVORING FROM OUR ONLY SUPPLIER COULD IMPAIR OUR ABILITY TO MAKE OUR TOP PRODUCT.



We are dependent on a sole supplier for our glaze flavoring. Although we are in the process of identifying an alternative source to produce our glaze flavoring, we have not currently identified such a source, and any interruption in the distribution from our current supplier could affect our ability to produce our signature Hot Original Glazed.



WE ARE SUBJECT TO FRANCHISE LAWS AND REGULATIONS THAT GOVERN OUR STATUS AS A FRANCHISOR AND REGULATE SOME ASPECTS OF OUR FRANCHISEE RELATIONSHIPS. OUR ABILITY TO DEVELOP NEW FRANCHISED STORES AND TO ENFORCE CONTRACTUAL RIGHTS AGAINST FRANCHISEES MAY BE ADVERSELY AFFECTED BY THESE LAWS AND REGULATIONS, WHICH COULD CAUSE OUR FRANCHISE REVENUES TO DECLINE.



Krispy Kreme, as a franchisor, is subject to both regulation by the Federal Trade Commission and state laws regulating the offer and sale of franchises. Our failure to obtain or maintain approvals to sell franchises would cause us to lose franchise revenues. If we are unable to sell new franchises, our growth strategy will be significantly harmed. In addition, state laws that regulate substantive aspects of our relationships with franchisees may limit our ability to terminate or otherwise resolve conflicts with our franchisees.



OUR QUARTERLY RESULTS MAY FLUCTUATE AND COULD FALL BELOW EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS DUE TO SEASONALITY AND OTHER FACTORS, RESULTING IN A DECLINE IN OUR STOCK PRICE.



Our quarterly and yearly results have varied in the past, and we believe that our quarterly operating results will vary in the future. For this reason, you should not rely upon our quarterly operating results as indications of future performance. In some future periods, our operating results may fall below the expectations of securities analysts and investors. This could cause the trading price of our common stock to fall. Factors, such as seasonality, which may cause our quarterly results to fluctuate are discussed in this section and in "Business."



A NUMBER OF OUR DIRECTORS OWN AND SOME OFFICERS HAVE A FINANCIAL INTEREST IN SOME OF OUR FRANCHISES. THE INTERESTS OF THESE INDIVIDUALS MAY THEREFORE BE POTENTIALLY IN CONFLICT WITH OUR INTERESTS.



Some of our directors own and some officers have a financial interest in some of our franchises. As directors and officers of Krispy Kreme, these individuals influence the way our business is managed and the formulation of business strategies. The interests of these individuals may therefore potentially be in conflict with our interests. In addition, we have made guaranties, entered into collateral repurchase agreements and provided other financial assistance to some directors and one officer. You should read "Related Party Transactions" for descriptions of these relationships.



OUR FAILURE OR INABILITY TO ENFORCE OUR TRADEMARKS COULD ADVERSELY AFFECT THE VALUE OF OUR BRAND.


We own certain common law trademark rights and a number of federal trademark and service mark registrations. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We therefore devote appropriate resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent imitation by others which might harm our image or our brand position.



Although we are not aware of anyone else who is using "Krispy Kreme" or "Hot Original Glazed" or "Hot Doughnuts Now," as a trademark or service mark, we are aware that some businesses are using "Krispy" or a phonetic equivalent as part of a trademark or service mark associated with retail doughnut stores. We believe that, in the instances where "Krispy" or a phonetic equivalent is used, we have superior rights and are taking the necessary legal actions. There may, however, be similar uses we are unaware of which could arise from prior users. These uses could limit our operations and possibly cause us to incur litigation costs or pay damages or licensing fees to a prior user or registrant of similar intellectual property.


RISKS RELATING TO THE FOOD SERVICE INDUSTRY


THE FOOD SERVICE INDUSTRY IS AFFECTED BY CONSUMER PREFERENCES AND PERCEPTIONS. CHANGES IN THESE PREFERENCES AND PERCEPTIONS MAY LESSEN THE DEMAND FOR OUR PRODUCTS, WHICH WOULD REDUCE SALES AND HARM OUR BUSINESS.



Food service businesses are often affected by changes in consumer tastes; national, regional and local economic conditions; and demographic trends. Individual store performance may be adversely affected by traffic patterns, the cost and availability of labor, purchasing power, availability of products and the type, number and location of competing stores. Our sales could also be affected by changing consumer tastes -- for instance, if prevailing health or dietary preferences cause consumers to avoid doughnuts in favor of foods that are perceived as more healthy.



THE FOOD SERVICE INDUSTRY IS AFFECTED BY LITIGATION AND PUBLICITY CONCERNING FOOD QUALITY, HEALTH AND OTHER ISSUES, WHICH CAN CAUSE CUSTOMERS TO AVOID OUR PRODUCTS AND RESULT IN LIABILITIES.



Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one store or a limited number of stores, including stores operated by our franchisees. Adverse publicity about such allegations may negatively affect us and our franchisees, regardless of whether the allegations are true, by discouraging customers from buying our products. We could also incur significant liabilities if a lawsuit or claim results in a decision against us, or litigation costs regardless of the result.



OUR SUCCESS DEPENDS ON OUR ABILITY TO COMPETE WITH MANY FOOD SERVICE BUSINESSES.



We compete with many well-established food service companies. At the retail level, we compete with other doughnut retailers and bakeries, specialty coffee retailers, bagel shops, fast-food restaurants, delicatessens, take-out food service companies, supermarkets and convenience stores. At the wholesale level, we compete primarily with grocery store bakeries, packaged snack foods and vending machine dispensers of snack foods. Aggressive pricing by our competitors or the entrance of new competitors into our markets could reduce our stores' sales and profit margins.



Many of our competitors or potential competitors have substantially greater financial and other resources than us which may allow them to react to changes in pricing, marketing and the quick service restaurant industry better than us. Also, many of our competitors are less dependent on a single, primary product than we are. As competitors expand their operations, we expect competition to intensify. In addition, the start-up costs associated with retail doughnut and similar food service establishments are not a significant impediment to entry into the retail doughnut business.

THE COSTS TO COMPLY WITH GOVERNMENT REGULATIONS RELATING TO FOOD SERVICE STORES AND EMPLOYMENT COULD INCREASE, WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND IMPEDE NEW STORE DEVELOPMENT.



Our business depends on our ability to maintain numerous store sites where food is prepared and sold, and our strategy depends on opening new stores. These operations are subject to federal, state and local government regulations relating to the preparation and sale of food, building and zoning requirements and other matters. To date, federal and state environmental regulations have not had a material effect on our operations, but more stringent and varied requirements of local government with respect to zoning, building codes, land use and environmental factors have in the past increased, and can be expected in the future to increase store operating costs, and the time and cost required for opening new stores.



Because many of our employees and our franchisees' employees are paid hourly rates based upon federal and state minimum wage laws, recent legislation increasing the minimum wage has resulted in higher labor costs for us and our franchisees. In addition, our operations and those of our franchisees are also subject to other laws governing employer relationships with employees, including overtime, working and safety conditions and citizenship requirements. The costs to comply with any of these laws could also increase. We cannot assure you that we or our franchisees will be able to pass any of these additional costs on to customers in whole or in part.



RISKS RELATING TO THE OFFERING



WE HAVE BROAD DISCRETION IN THE USE OF THE NET PROCEEDS FROM THIS OFFERING AND MAY NOT USE THEM EFFECTIVELY.



As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive from this offering. We currently intend to use the net proceeds from the offering as described under "Use of Proceeds" in this prospectus, but our management will have broad discretion in the use of the net proceeds. If our management fails to apply these funds effectively, we may not be successful in our efforts to grow our business and revenues.



OUR CHARTER, BYLAWS AND SHAREHOLDER RIGHTS AGREEMENT CONTAIN ANTI-TAKEOVER PROVISIONS THAT MAY MAKE IT MORE DIFFICULT OR EXPENSIVE TO ACQUIRE US IN THE FUTURE OR MAY NEGATIVELY AFFECT OUR STOCK PRICE.



Our articles of incorporation, bylaws and shareholder rights agreement contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock. They may also delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their common stock. Our stock price could also be negatively affected. See "Description of Capital Stock -- Anti-Takeover Provisions of Krispy Kreme's Articles of Incorporation, Bylaws and Shareholder Rights Plan."



9.3 MILLION, OR 74.8%, OF OUR TOTAL OUTSTANDING SHARES ARE RESTRICTED FROM IMMEDIATE RESALE BUT MAY BE SOLD INTO THE MARKET IN THE FUTURE, WHICH COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.



After this offering, we will have outstanding approximately 12.5 million shares of common stock, or 12.9 million shares if the underwriters fully exercise their over-allotment option. This includes the 3 million shares that we are selling in this offering, which may be resold in the public market immediately, unless held by one of our affiliates, and the 144,737 shares to be contributed to our stock bonus plans. The remaining 74.8%, or 9.3 million shares, of our total outstanding shares will become available for resale in the public market one year after this offering. However, it is possible that these shares may be sold sooner if they are registered under the Securities Act of 1933. For a more detailed description, see "Shares Eligible for Future Sale."

As restrictions on resale end, the prevailing market price of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. Our ability to raise additional capital through future issuances of equity securities could also be impaired.


As soon as practicable after this offering, we intend to register for resale 1,913,000 shares of common stock reserved under our stock option plan, of which options exercisable into 1,831,000 shares of common stock were outstanding as of October 31, 1999. Options for 91,000 shares were exercisable as of that date.



OUR EXISTING SHAREHOLDERS WILL CONTINUE TO CONTROL US AFTER THIS OFFERING, AND THEY MAY MAKE DECISIONS WITH WHICH YOU MAY DISAGREE.



After this offering, our existing shareholders will beneficially hold approximately 74.8% of our outstanding common stock, or approximately 72.2% if the underwriters' over-allotment option is exercised in full. Our executive officers and directors as a group -- currently 16 persons -- will beneficially hold approximately 23.1% of our outstanding common stock after this offering, including currently exercisable stock options, or 22.3% if the over-allotment option is fully exercised. Consequently, our existing shareholders will continue to control us after this offering is completed, and our officers and directors will continue to be significant holders. Through their voting power, these persons may make decisions regarding Krispy Kreme with which you may disagree.



YOU WILL EXPERIENCE AN IMMEDIATE AND SUBSTANTIAL DILUTION IF YOU PURCHASE COMMON STOCK IN THIS OFFERING.



The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock will be immediately after this offering. Any common stock you purchase in this offering will have a post-offering net tangible book value per share of $7.40 less than the initial public offering price, assuming an initial public offering price of $19.00 per share, which is the mid-point of the range shown on the cover page of this prospectus. Future issuances of our common stock, including issuances in connection with stock option exercises, could cause further dilution.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains statements about future events and expectations which are characterized as forward-looking statements. Forward-looking statements are based on management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include those discussed in "Risk Factors" and in other sections of this prospectus. The words believe, may, will, should, anticipate, estimate, expect, intend, objective, seek, strive or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

                                USE OF PROCEEDS


Krispy Kreme is offering for sale 3,000,000 shares of common stock by this prospectus. Based on an assumed initial public offering price of $19.00 per share, the mid-point of the range shown on the cover page of this prospectus, we estimate that our net proceeds from the sale of these shares will be approximately $51.8 million after deducting the underwriting discounts and estimated offering expenses. Our estimated net proceeds will be approximately $59.8 million if the underwriters exercise their option to purchase an additional 450,000 shares from us to cover over-allotments.



We expect to use our net proceeds for the following purposes in the following approximate amounts:



     - Repayment of $30 million in borrowings under our loan agreement, which we anticipate will be outstanding when we consummate this offering



     - A distribution of $7 million to our existing shareholders as part of our pre-offering corporate reorganization



The remainder will be used for:



     - Remodeling and relocation of selected older company-owned stores



     - Additional mix production capacity to support expansion



     - Joint venture investments in area developer stores



     - General corporate purposes, including working capital needs


Although we do not contemplate any changes in our use of proceeds, we may reprioritize the uses listed above, or use some proceeds for other purposes in the event extra proceeds are available or the specified uses require less capital than expected.

Our loan agreement covers both a revolving line of credit and a term loan. At our option, the revolving line of credit bears interest at either our lender's prime rate minus 110 basis points or a rate equal to LIBOR plus 100 basis points. Alternatively, we can choose to convert all or a portion of our indebtedness under the revolving line of credit to a term loan for a period of 60, 84 or 120 months with interest based on, at our option, either: (1) a variable prime rate method; (2) a variable LIBOR method; or (3) a swap rate method with a prime rate-linked cap. Interest on our term loan is computed on the same basis as the revolving line of credit, except that the rate has a floor of 5.500% and a ceiling of 8.125%. At October 31, 1999, our revolving line of credit and term loan both bore interest rates of 6.401%.

As of October 31, 1999, $4.2 million was outstanding under the term loan and $18.7 million under the revolving line of credit. None of our indebtedness incurred in the past year was used for purposes other than for working capital needs. If we do not prepay it, indebtedness under our revolving credit facility matures in July 2002, and under our term loan, in June 2001.

Pending application of the net proceeds as described above, we will invest the net proceeds in short-term, interest-bearing investment grade or government securities.

                                DIVIDEND POLICY

We intend to retain our earnings to finance the expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any future determination regarding cash dividend payments will be made by our board of directors and depends upon the following factors:

- Earnings                 - Capital requirements
- Our financial condition  - Restrictions in financing agreements
    - Other factors deemed relevant by the board of directors

Dividend payments are restricted by our loan agreement to 50% of our net income for the immediately preceding fiscal year.

We have routinely declared cash dividends on our common stock in the past. The following table shows total and per share cash dividends we have declared on the shares of our common stock during the periods indicated:


                                               -------------------------------------------------------
                                                           YEAR ENDED                NINE MONTHS ENDED
                                               -----------------------------------   -----------------
                                               FEBRUARY 1, 1998   JANUARY 31, 1999    OCTOBER 31, 1999
                                               ----------------   ----------------   -----------------
Total cash dividends declared................     $1,179,562         $1,517,787         $       --
Per share....................................     $     0.16         $     0.16         $       --

                                 CAPITALIZATION

The following table shows, as of October 31, 1999, our cash and cash equivalents, short-term debt and capitalization, both actual and as adjusted. The adjustment gives effect to:

     - The merger in connection with our holding company formation


     - The sale of 3,000,000 shares of common stock in this offering, assuming an initial public offering price of $19.00 per share, which is the mid-point of the range shown on the cover page of this prospectus


     - The application of a portion of the estimated net proceeds from that sale, after deducting underwriting discounts and estimated offering expenses, to repay bank debt and pay a distribution to our existing shareholders as described in "Use of Proceeds"

You should read the following capitalization data in conjunction with "Use of Proceeds," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and accompanying notes and the other financial data included elsewhere in this prospectus.


                                                              ---------------------
                                                                OCTOBER 31, 1999
                                                              ---------------------
                                                               ACTUAL   AS ADJUSTED
                                                              -------   -----------
In thousands, except share data
Cash and cash equivalents...................................  $ 3,944     $25,854
                                                              =======     =======
Short-term debt:
  Current maturities of long-term debt......................  $ 2,400     $    --
                                                              =======     =======
Long-term debt, excluding current maturities................  $20,495     $    --
                                                              -------     -------
Shareholders' equity:
  Preferred stock, no par value; 10,000,000 shares
     authorized after the merger; none issued and
     outstanding............................................       --          --
  Common stock, $10.00 par value; 1,000,000 shares
     authorized before the merger; 467,011 and 0 shares
     issued and outstanding.................................    4,670          --
  Common stock, no par value; 100,000,000 shares authorized
     after the merger; 0 and 12,484,957 shares issued and
     outstanding............................................       --
  Paid-in capital...........................................   10,805      67,285
  Notes receivable..........................................   (2,547)     (2,547)
  Retained earnings.........................................   34,596      27,591
                                                              -------     -------
     Total shareholders' equity.............................   47,524      92,329
                                                              -------     -------
     Total capitalization...................................  $68,019     $92,329
                                                              =======     =======



The table above excludes 1,831,000 shares of common stock issuable upon the exercise of stock options outstanding under our stock option plan on October 31, 1999, of which 91,000 were exercisable, and includes 144,737 shares to be contributed to our stock bonus plans contemporaneously with this offering.

                                    DILUTION


Our net tangible book value as of October 31, 1999 was $47,523,705, or $5.09 per share of common stock. Net tangible book value per share is the amount by which total tangible assets exceeds total liabilities, divided by the total number of shares of common stock outstanding. Our adjusted net tangible book value as of October 31, 1999 would have been $92,328,540, or $7.40 per share, after giving effect to the sale of 3,000,000 shares of common stock offered by this prospectus at an assumed initial offering price of $19.00 per share, the midpoint of the range shown on the cover page of this prospectus, and after deducting estimated underwriting discounts and estimated offering expenses and the distribution to be paid to existing shareholders as part of the corporate reorganization in connection with this offering. This represents an immediate increase in the net tangible book value of $2.31 per share to existing shareholders, in addition to the cash distribution they will receive, and an immediate dilution of $11.60 per share to new investors. The following table illustrates the per share dilution:



                                                              --------------
Assumed initial public offering price.......................          $19.00
  Net tangible book value per share as of October 31,
     1999...................................................  $5.09
  Increase attributable to the sale of shares offered
     hereby.................................................  $2.31
                                                              -----
Adjusted net tangible book value after this offering........          $ 7.40
                                                                      ------
  Dilution in the net tangible book value to new
     investors..............................................          $11.60
                                                                      ======



The following table shows, as of October 31, 1999, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing shareholders, reduced to reflect the cash distribution the existing shareholders will receive, and by new investors in this offering at an assumed initial offering price of $19.00 per share, the midpoint of the range shown on the cover page of this prospectus:



                                          ------------------------------------------------------------
                                            SHARES PURCHASED      TOTAL CONSIDERATION       AVERAGE
                                          --------------------   ---------------------       PRICE
                                            NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                          ----------   -------   -----------   -------   -------------
Existing shareholders...................   9,340,220     75.7%   $15,474,673     23.0%      $ 1.66
New investors...........................   3,000,000     24.3     51,810,000     77.0       $17.27
                                          ----------    -----    -----------    -----
          Total.........................  12,340,220    100.0%   $67,284,673    100.0%
                                          ==========    =====    ===========    =====



The tables above exclude 144,737 shares to be contributed to our stock bonus plans contemporaneously with this offering and assume no exercise of stock options outstanding as of October 31, 1999 under our stock option plan. If any of the options are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

The following table shows selected financial data for Krispy Kreme. The selected historical statement of operations data for each of the years ended, and the selected historical balance sheet data as of January 29, 1995, January 28, 1996, February 2, 1997, February 1, 1998 and January 31, 1999 have been derived from our audited consolidated financial statements, some of which are included in this prospectus. Those consolidated financial statements and the accompanying notes have been audited by PricewaterhouseCoopers LLP, independent public accountants. Please note that our fiscal year ended February 2, 1997 contained 53 weeks.

The selected historical statement of operations data for the nine months ended, and the selected historical balance sheet data as of, November 1, 1998 and October 31, 1999 are derived from our unaudited consolidated financial statements, which are included in this prospectus, except for the historical balance sheet as of November 1, 1998. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present the data for those periods fairly. Operating results for interim periods are not necessarily indicative of results for a full fiscal year.


Per share amounts reflect an exchange ratio in the merger in connection with our holding company formation of 20-for-one, which will have the effect of a 20-for-one stock split. Systemwide sales includes the sales of both our company-owned and franchised stores and excludes the sales of our Support Operations business segment. Our consolidated financial statements appearing elsewhere in this prospectus exclude franchised store sales and include royalties and fees received from our franchisees.


You should read the following selected financial data in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and accompanying notes and the other financial data included elsewhere in this prospectus.


                                  -----------------------------------------------------------------------------------------------
                                                              YEAR ENDED                                    NINE MONTHS ENDED
                                  -------------------------------------------------------------------   -------------------------
                                  JANUARY 29,   JANUARY 28,   FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,   NOVEMBER 1,   OCTOBER 31,
                                         1995          1996          1997          1998          1999          1998          1999
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
In thousands, except per share
  data
STATEMENT OF OPERATIONS DATA:
Total revenues..................   $ 114,986     $ 118,550     $ 132,614     $ 158,743    $  180,880    $  133,190    $  161,571
Operating expenses..............      98,587       104,717       116,658       140,207       159,941       116,019       137,821
General and administrative
  expenses......................       7,578         6,804         7,630         9,530        10,897         7,885        10,171
Depreciation and amortization
  expenses......................       2,764         2,799         3,189         3,586         4,278         3,336         3,498
Provision for restructuring.....          --         3,000            --            --         9,466            --            --
                                   ---------     ---------     ---------     ---------    ----------    ----------    ----------
Income (loss) from operations...       6,057         1,230         5,137         5,420        (3,702)        5,950        10,081
Interest expense, net, and
  other.........................      (1,291)          930         1,091           895         1,577         1,049           847
                                   ---------     ---------     ---------     ---------    ----------    ----------    ----------
Income (loss) before income
  taxes.........................       7,348           300         4,046         4,525        (5,279)        4,901         9,234
Provision (benefit) for income
  taxes.........................       2,731           120         1,619         1,811        (2,112)        2,015         3,509
                                   ---------     ---------     ---------     ---------    ----------    ----------    ----------
Net income (loss)...............   $   4,617     $     180     $   2,427     $   2,714    $   (3,167)   $    2,886    $    5,725
                                   =========     =========     =========     =========    ==========    ==========    ==========
Net income (loss) per share:
  Basic.........................   $     .63     $     .02     $     .33     $     .37    $     (.38)   $      .37    $      .61
  Diluted.......................         .63           .02           .33           .37          (.38)          .36           .61
Shares used in calculation of
  net income (loss) per share:
  Basic.........................       7,275         7,284         7,284         7,284         8,249         7,890         9,340
  Diluted.......................       7,275         7,284         7,284         7,284         8,249         7,910         9,440
Cash dividends declared per
  common share..................   $     .16     $     .16     $     .16     $     .16    $      .16    $       --    $       --

                                  -----------------------------------------------------------------------------------------------
                                                              YEAR ENDED                                    NINE MONTHS ENDED
                                  -------------------------------------------------------------------   -------------------------
                                  JANUARY 29,   JANUARY 28,   FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,   NOVEMBER 1,   OCTOBER 31,
                                         1995          1996          1997          1998          1999          1998          1999
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
In thousands, except store
  numbers
OPERATING DATA:
Systemwide sales................   $ 146,715     $ 151,662     $ 167,592     $ 203,439    $  240,316    $  176,957    $  231,956
Number of stores at end of
  period:
  Company-owned.................          48            53            61            58            61            61            59
  Franchised....................          40            42            55            62            70            64            82
                                   ---------     ---------     ---------     ---------    ----------    ----------    ----------
  Systemwide....................          88            95           116           120           131           125           141
                                   =========     =========     =========     =========    ==========    ==========    ==========
Average weekly sales per store:
  Company-owned.................   $      45     $      39     $      39     $      42    $       47    $       47    $       53
  Franchised....................          22            22            22            23            28            28            37



                                  -----------------------------------------------------------------------------------------------
                                                                 AS OF                                            AS OF
                                  -------------------------------------------------------------------   -------------------------
                                  JANUARY 29,   JANUARY 28,   FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,   NOVEMBER 1,   OCTOBER 31,
                                         1995          1996          1997          1998          1999          1998          1999
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
In thousands
BALANCE SHEET DATA:
Working capital.................   $  7,730      $  5,742      $ 10,148      $  9,151      $  8,387      $  7,811      $ 11,683
Total assets....................     67,257        72,888        78,005        81,463        93,181        93,400       104,691
Long-term debt, including
 current maturities.............     12,533        18,311        20,187        20,870        21,020        20,053        22,895
Total shareholders' equity......     35,817        35,033        36,516        38,265        42,247        49,587        47,524

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the financial statements and the accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of certain factors, including, but not limited to, those described under "Risk Factors" and included in other portions of the prospectus.

COMPANY OVERVIEW AND INDUSTRY OUTLOOK

Our principal business, which began in 1937, is owning and franchising Krispy Kreme doughnut stores where we make and sell over 20 varieties of premium quality doughnuts, including our Hot Original Glazed. Each of our stores is a doughnut factory with the capacity to produce from 2,400 dozen to over 6,000 dozen doughnuts daily. Consequently, each store has significant fixed or semi-fixed costs, and margins and profitability are significantly impacted by doughnut production volume and sales. Our doughnut stores are versatile in that most can support multiple sales channels to more fully utilize production capacity. These sales channels are comprised of:

     - ON-PREMISES SALES. Sales to customers visiting our stores, including the drive-through windows, along with deeply discounted sales to community organizations that in turn sell our products for fundraising purposes.


     - OFF-PREMISES SALES. Daily sales of fresh doughnuts on a branded, unbranded and private label basis to convenience and grocery stores and select co-branding customers. Doughnuts are sold to these customers on trays for display and sale in glass-enclosed cases and in packages for display and sale on both stand-alone display units and on our customers' shelves. "Branded" refers to products sold bearing the Krispy Kreme brand name. "Unbranded" products are sold unpackaged from the retailer's display case. "Private label" products carry the retailer's brand name or some other non-Krispy Kreme brand.


In addition to our retail stores, we are vertically integrated. Our Support Operations business unit produces doughnut mixes and manufactures our doughnutmaking equipment, which all of our stores are required to purchase. Additionally, it operates a distribution center that provides Krispy Kreme stores with essentially all supplies for the critical areas of their business. This business unit is volume-driven, and its economics are enhanced by the opening of new stores. Our vertical integration allows us to:

     - Maintain the consistency and quality of our products throughout our system

     - Utilize volume buying power which helps lower the cost of supplies to each of our stores

     - Enhance our profitability


We expect doughnut industry sales to continue growing. We believe growth in the fragmented doughnut market will be aided by a variety of factors, including a shift from food consumed at home to food consumed away from home, increased snack food consumption and increased doughnut sales through in-store bakeries.



We intend to expand our concept primarily through opening new franchise stores in territories across the continental United States. We may also enter into joint ventures with some of our franchisees. As of October 31, 1999, there were a total of 141 Krispy Kreme stores nationwide consisting of 59 company-owned and 82 franchised stores. In fiscal 2001, we anticipate opening approximately 22 new stores under existing agreements, all of which are expected to be franchise stores. Additionally, our franchisees are contractually obligated to open over 100 new stores in the period fiscal 2002 through fiscal 2005.


As we expand the Krispy Kreme concept, we will incur infrastructure costs in the form of additional personnel to support the expansion, and additional facilities costs to provide mixes, equipment and other items necessary to operate the various new stores. In the course of building this infrastructure, we may incur unplanned costs which could negatively impact our operating results.

RESULTS OF OPERATIONS

In order to facilitate an understanding of the results of operations for each period presented, we have included a general overview along with an analysis of business segment activities. In addition to this analysis, refer to Note 1, Nature of Business and Significant Accounting Policies, in our audited consolidated financial statements. A guide to the discussion for each period is presented below.


OVERVIEW. Outlines information on total systemwide sales, which includes both company-owned and franchised stores, and systemwide comparable store sales. Systemwide sales includes the sales of both our company-owned and franchised stores and excludes the sales of our Support Operations business segment. Our consolidated financial statements appearing elsewhere in this prospectus exclude franchised store sales and include royalties and fees received from our franchisees. We believe systemwide sales data is significant because it shows the overall penetration of our brand, consumer demand for our products and the correlation between systemwide sales and our total revenues. A store is added to our comparable store base in its nineteenth month of operation. A summary discussion of our consolidated results is also presented.



SEGMENT RESULTS. In accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," we have three reportable segments. A description of each of the segments follows.


     - COMPANY STORE OPERATIONS. Represents the results of our company-owned stores. Company stores make and sell doughnuts and complementary products through the sales channels discussed above. Expenses for this business unit include store level expenses along with direct general and administrative expenses.

     - FRANCHISE OPERATIONS. Represents the results of our franchise program. We have two franchise programs: (1) the associate program, which is our original franchising program developed in the 1940s, and (2) the area developer program, which was developed in the mid-1990s. Associates pay royalties of 3.0% of on-premises sales and 1.0% of all other sales, with the exception of private label sales, for which they pay no royalties. Area developers pay royalties of 4.5% of all sales, contribute 1.0% of all sales to our national advertising fund and pay franchise fees ranging from $20,000 to $40,000 per store. See "Business -- Store Ownership" for further information on our franchising programs. Expenses for this business segment include costs incurred to recruit new franchisees and to monitor and aid in the performance of these stores and direct general and administrative expenses.

     - SUPPORT OPERATIONS. Represents the results of our Support Operations business unit, located in Winston-Salem, North Carolina. This business unit buys ingredients used to produce doughnut mixes and manufactures doughnutmaking equipment which all of our stores are required to purchase. Additionally, this business unit purchases and sells essentially all supplies necessary to operate a Krispy Kreme store, including all food ingredients, juices, Krispy Kreme coffee, signage, display cases, uniforms and other items. Generally, shipments are made to each of our stores on a weekly basis by common carrier.

       All intercompany transactions between Support Operations and Company Store Operations have been eliminated in consolidation. Expenses for this business unit include all expenses incurred at the manufacturing and distribution level along with direct general and administrative expenses.

OTHER. Includes a discussion of significant line items not discussed in the overview or segment discussions, including general and administrative expenses, depreciation and amortization expenses, provision for store closings and restructuring, interest expense, net, and other expenses and the provision for income taxes.

Our fiscal year is based on a 52 or 53 week year. The fiscal year ends on the Sunday closest to the last day in January. The table below shows our operating results for fiscal 1997 (53 weeks ended February 2, 1997), fiscal 1998 (52 weeks ended February 1, 1998) and fiscal 1999 (52 weeks ended January 31, 1999) and for the nine months ended November 1, 1998 (39 weeks) and October 31, 1999 (39 weeks) expressed as a percentage of total revenues. Certain operating data are also shown for the same periods.


                                          -------------------------------------------------------------------
                                                        YEAR ENDED                      NINE MONTHS ENDED
                                          ---------------------------------------   -------------------------
                                          FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,   NOVEMBER 1,   OCTOBER 31,
                                                 1997          1998          1999          1998          1999
                                          -----------   -----------   -----------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
Total revenues..........................      100.0%        100.0%        100.0%        100.0%        100.0%
Operating expenses......................       88.0          88.3          88.4          87.1          85.3
General and administrative expenses.....        5.8           6.0           6.0           5.9           6.3
Depreciation and amortization
  expenses..............................        2.4           2.3           2.4           2.5           2.2
Provision for restructuring.............         --            --           5.2            --            --
                                           --------      --------      --------      --------      --------
Income (loss) from operations...........        3.8           3.4          (2.0)          4.5           6.2
Interest expense, net, and other........        0.8           0.6           1.0           0.8           0.5
                                           --------      --------      --------      --------      --------
Income (loss) before income taxes.......        3.0           2.8          (3.0)          3.7           5.7
Provision (benefit) for income taxes....        1.2           1.1          (1.2)          1.5           2.2
                                           --------      --------      --------      --------      --------
  Net income (loss).....................        1.8%          1.7%         (1.8)%         2.2%          3.5%
                                           ========      ========      ========      ========      ========
In thousands
OPERATING DATA:
Systemwide sales........................   $167,592      $203,439      $240,316      $176,957      $231,956
Increase in comparable store sales:
  Company-owned.........................        5.5%         11.5%         11.1%         11.3%         10.2%
  Systemwide............................        4.9%         12.7%          9.7%         10.2%         12.4%

The table below shows business segment revenues and operating expenses expressed in dollars. Support Operations revenues are shown net of intercompany sales eliminations. See Note 3 to our unaudited consolidated financial statements and
Note 10 to our audited consolidated financial statements. Operating expenses exclude depreciation and amortization expenses.



                                          -------------------------------------------------------------------
                                                        YEAR ENDED                      NINE MONTHS ENDED
                                          ---------------------------------------   -------------------------
                                          FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,   NOVEMBER 1,   OCTOBER 31,
                                                 1997          1998          1999          1998          1999
                                          -----------   -----------   -----------   -----------   -----------
In thousands
REVENUES BY BUSINESS SEGMENT:
Company Store Operations................   $113,940      $132,826      $145,251      $108,172      $121,104
Franchise Operations....................      1,709         2,285         3,236         2,297         3,798
Support Operations......................     16,965        23,632        32,393        22,721        36,669
                                           --------      --------      --------      --------      --------
  Total revenues........................   $132,614      $158,743      $180,880      $133,190      $161,571
                                           ========      ========      ========      ========      ========
OPERATING EXPENSES BY BUSINESS SEGMENT:
Company Store Operations................   $100,655      $117,252      $129,297      $ 94,358      $103,814
Franchise Operations....................      1,575         2,368         2,731         1,931         2,791
Support Operations......................     14,428        20,587        27,913        19,730        31,217
                                           --------      --------      --------      --------      --------
  Total operating expenses..............   $116,658      $140,207      $159,941      $116,019      $137,822
                                           ========      ========      ========      ========      ========


The following table shows business segment revenues expressed as a percentage of total revenues and business segment operating expenses expressed as a percentage of applicable business segment revenues. Operating expenses exclude depreciation and amortization expenses.


                                             -------------------------------------------------------------------
                                                           YEAR ENDED                      NINE MONTHS ENDED
                                             ---------------------------------------   -------------------------
                                             FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,   NOVEMBER 1,   OCTOBER 31,
                                                1997          1998          1999          1998          1999
                                             -----------   -----------   -----------   -----------   -----------
REVENUES BY BUSINESS SEGMENT:
Company Store Operations...................      85.9%         83.7%         80.3%         81.2%         75.0%
Franchise Operations.......................       1.3           1.4           1.8           1.7           2.4
Support Operations.........................      12.8          14.9          17.9          17.1          22.6
                                                -----         -----         -----         -----         -----
  Total revenues...........................     100.0%        100.0%        100.0%        100.0%        100.0%
                                                =====         =====         =====         =====         =====
OPERATING EXPENSES BY BUSINESS SEGMENT:
Company Store Operations...................      88.3%         88.3%         89.0%         87.2%         85.7%
Franchise Operations.......................      92.2%        103.6%         84.4%         84.1%         73.5%
Support Operations.........................      85.0%         87.1%         86.2%         86.8%         85.1%
Total operating expenses...................      88.0%         88.3%         88.4%         87.1%         85.3%

Additionally, data on store opening activity are shown below. Transferred stores represent stores sold between the company and franchisees.

                                                              --------------------------------
                                                               COMPANY-
                                                                  OWNED    FRANCHISED    TOTAL
                                                              ---------   -----------   ------
YEAR ENDED FEBRUARY 2, 1997
Beginning count.............................................     53           42          95
Opened......................................................      7           15          22
Closed......................................................     --           (1)         (1)
Transferred.................................................      1           (1)         --
                                                                 --           --         ---
  Ending count..............................................     61           55         116
                                                                 ==           ==         ===
YEAR ENDED FEBRUARY 1, 1998
Beginning count.............................................     61           55         116
Opened......................................................     --            7           7
Closed......................................................     (2)          (1)         (3)
Transferred.................................................     (1)           1          --
                                                                 --           --         ---
  Ending count..............................................     58           62         120
                                                                 ==           ==         ===
YEAR ENDED JANUARY 31, 1999
Beginning count.............................................     58           62         120
Opened......................................................     --           14          14
Closed......................................................     --           (3)         (3)
Transferred.................................................      3           (3)         --
                                                                 --           --         ---
  Ending count..............................................     61           70         131
                                                                 ==           ==         ===
NINE MONTHS ENDED OCTOBER 31, 1999
Beginning count.............................................     61           70         131
Opened......................................................      2           13          15
Closed......................................................     (4)          (1)         (5)
Transferred.................................................     --           --          --
                                                                 --           --         ---
  Ending count..............................................     59           82         141
                                                                 ==           ==         ===

NINE MONTHS ENDED OCTOBER 31, 1999 COMPARED WITH NINE MONTHS ENDED NOVEMBER 1, 1998

Overview

Systemwide sales increased to $232.0 million in the first nine months of fiscal 2000 from $177.0 million in the first nine months of fiscal 1999, an increase of 31.1%. This increase was comprised of company store sales increases of $12.9 million and franchise store sales increases of $42.1 million. Systemwide comparable store sales, with 111 stores in the comparable store base, increased 12.4%. The overall systemwide sales increase was driven by comparable store sales improvement and the opening of new stores.

Total company revenues increased to $161.6 million in the first nine months of fiscal 2000 from $133.2 million in the first nine months of fiscal 1999, an increase of 21.3%. This increase was comprised of Company Store Operations revenues increases of $12.9 million, Franchise Operations revenues increases of $1.5 million and Support Operations revenues increases of $13.9 million. Net income increased 98.4% to $5.7 million from $2.9 million. Net income as a percentage of total revenues was 3.5% in the first nine months of fiscal 2000 compared with 2.2% in the first nine months of fiscal 1999.

Company Store Operations


Company Store Operations revenues. Company Store Operations revenues increased to $121.1 million in the first nine months of fiscal 2000 from $108.2 million in the first nine months of fiscal 1999, an increase of 12.0%. Comparable store sales, with 56 stores in the comparable store base, increased by 10.2%. The revenue growth was primarily due to strong growth in sales from both our on-premises and off-premises sales channels. On-premises sales increased approximately $3.2 million and off-premises sales increased approximately $9.7 million. On-premises sales grew principally as a result of more customer visits and an increase in brand awareness generated by national publicity and our national store expansion. Our company stores continued to benefit from an increase in the number of stores we serve via our off-premises sales programs. The current period revenue increase in off-premises sales is due primarily to the addition of new convenience store outlets.



Company Store Operations operating expenses. Company Store Operations operating expenses increased to $103.8 million in the first nine months of fiscal 2000 from $94.4 million in the first nine months of fiscal 1999, an increase of 10.0%. Company Store Operations operating expenses as a percentage of Company Store Operations revenues were 85.7% in the first nine months of fiscal 2000 compared with 87.2% in the first nine months of fiscal 1999. The decrease in Company Store Operations operating expenses as a percentage of revenues was due to increased operating efficiencies resulting from increased sales levels at our stores. These additional sales have utilized excess production capacity thereby enhancing the stores' profitability.


Franchise Operations


Franchise Operations revenues. Franchise Operations revenues increased to $3.8 million in the first nine months of fiscal 2000 from $2.3 million in the first nine months of fiscal 1999, an increase of 65.3%. The growth in revenue was primarily due to the opening of 13 franchise stores in the first nine months of fiscal 2000 and the impact of 14 franchise stores opened in fiscal 1999 being open for the full nine months in fiscal 2000. Many of these stores have had company record-setting opening week on-premises sales levels and their on-premises sales have remained strong in the months following their openings.



Franchise Operations operating expenses. Franchise Operations operating expenses increased to $2.8 million in the first nine months of fiscal 2000 from $1.9 million in the first nine months of fiscal 1999, an increase of 44.5%. Franchise Operations operating expenses as a percentage of Franchise Operations revenues were 73.5% in the first nine months of fiscal 2000 compared with 84.1% in the first nine months of fiscal 1999. The decrease in Franchise Operations operating expenses as a percentage of revenues was due to leveraging the infrastructure we have built in preparing for our expansion. In prior years, we hired and trained personnel to oversee the expansion of our concept across the country. In addition to our management training program, they received field training primarily consisting of working with and learning from existing personnel who were qualified to oversee store operations. As these personnel have successfully completed their training, we have been able to open additional stores without incurring significant incremental personnel costs.


Support Operations

Support Operations revenues. Support Operations sales to franchise stores increased to $36.7 million in the first nine months of fiscal 2000 from $22.7 million in the first nine months of fiscal 1999, an increase of 61.4%. The primary reason for the increase in revenues was the opening of new franchise stores, including current period openings, the impact of stores opened in fiscal 1999 and comparable store sales increases. Increased doughnut sales through both the on-premises and off-premises sales channels by franchise stores translated into increased revenues for Support

Operations from sales of mixes, sugar, shortening and other supplies. Also, each of these new stores is required to purchase doughnut manufacturing equipment and other peripheral equipment from Support Operations, thereby enhancing Support Operations sales. An increase in doughnut manufacturing equipment prices of approximately 20.0% also contributed.



Support Operations operating expenses. Support Operations operating expenses increased to $31.2 million in the first nine months of fiscal 2000 from $19.7 million in the first nine months of fiscal 1999, an increase of 58.2%. Support Operations operating expenses as a percentage of Support Operations revenues were 85.1% in the first nine months of fiscal 2000 compared with 86.8% in the first nine months of fiscal 1999. The decrease in Support Operations operating expenses as a percentage of revenues was due to the increased capacity utilization and resulting economies of scale of the mix and equipment manufacturing operations attributable to the increased volume in the facilities. Favorable commodities prices also contributed.


Other


General and administrative expenses. General and administrative expenses increased to $10.2 million in the first nine months of fiscal 2000 from $7.9 million in the first nine months of fiscal 1999, an increase of 29.0%. General and administrative expenses as a percentage of total revenues were 6.3% in the first nine months of fiscal 2000 compared with 5.9% in the first nine months of fiscal 1999. The primary reason for the increase in these expenses was our continued investment in infrastructure to support our expansion. The investment in infrastructure consisted primarily of the hiring of new personnel in corporate support departments. Costs incurred in the first nine months of fiscal 2000 for these personnel, including salaries and benefits, increased approximately $953,000 over the first nine months of fiscal 1999.



Depreciation and amortization expenses. Depreciation and amortization expenses increased to $3.5 million in the first nine months of fiscal 2000 from $3.3 million in the first nine months of fiscal 1999, an increase of 4.9%. Depreciation and amortization expenses as a percentage of total revenues were 2.2% in the first nine months of fiscal 2000 compared with 2.5% in the first nine months of fiscal 1999. Depreciation and amortization expenses increased due to capital asset additions.



Provision for restructuring. During the nine months ended October 31, 1999, we reassessed certain provisions of our accrued restructuring expense initially recorded in the fourth quarter of fiscal 1999. This reassessment, along with the sale of a parcel of land included in the provision, resulted in a net charge to operating expenses of $86,000. See Note 5 to our unaudited consolidated financial statements.



Interest expense. Interest expense decreased to $1.1 million in the first nine months of fiscal 2000 from $1.2 million in the first nine months of fiscal 1999, a decrease of 4.5%. Borrowing amounts were fairly consistent in the first nine months of each fiscal year; however, interest rates were lower in the first nine months of fiscal 2000 compared with the first nine months of fiscal 1999.


Provision for income taxes. The provision for income taxes is based on the effective tax rate applied to the respective nine-month period's pre-tax income. The provision for income taxes increased 74.1% to $3.5 million in the first nine months of fiscal 2000 representing a 38.0% effective rate. The provision in the first nine months of fiscal 1999 was $2.0 million representing an effective rate of 41.1%.

YEAR ENDED JANUARY 31, 1999 COMPARED WITH YEAR ENDED FEBRUARY 1, 1998

Overview

Systemwide sales increased to $240.3 million in fiscal 1999 from $203.4 million in fiscal 1998, an increase of 18.1%. This increase was comprised of company store sales increases of $12.4 million and franchise store sales increases of $24.5 million. Systemwide comparable store sales, with 104 stores in the comparable store base, increased 9.7%. The overall systemwide sales increase was driven by comparable store sales improvement and the opening of new stores.


Total company revenues increased to $180.9 million in fiscal 1999 from $158.7 million in fiscal 1998, an increase of 13.9%. This increase was comprised of Company Store Operations revenues increases of $12.4 million, Franchise Operations revenues increases of $951,000 and Support Operations revenues increases of $8.8 million. For fiscal 1999, the net loss was $3.2 million compared with net income of $2.7 million for fiscal 1998. The net loss in fiscal 1999 was due to a provision for restructuring of $9.5 million, discussed below. Absent this provision, net income for fiscal 1999 would have been $2.5 million, or 1.4% of total revenues, compared with $2.7 million, or 1.7% of total revenues, in fiscal 1998.


Company Store Operations


Company Store Operations revenues. Company Store Operations revenues increased to $145.3 million in fiscal 1999 from $132.8 million in fiscal 1998, an increase of 9.4%. Comparable store sales, with 56 stores in the comparable store base, increased by 11.1%. The revenue growth was primarily driven by an increase in the number of off-premises outlets that we serve. Our sales efforts were particularly directed at convenience stores.



Company Store Operations operating expenses. Company Store Operations operating expenses increased to $129.3 million in fiscal 1999 from $117.3 million in fiscal 1998, an increase of 10.3%. Company Store Operations operating expenses as a percentage of Company Store Operations revenues were 89.0% in fiscal 1999 compared with 88.3% in fiscal 1998. The increase in Company Store Operations operating expenses as a percentage of revenues was primarily due to a charge of $2.3 million for store closings and impairment costs in the normal course of business. The charge consisted of $417,000 related to the write-off of unamortized leasehold improvements for two stores to be closed and the accrual of $283,000 in remaining lease costs on a site that will not be used. The remaining $1.6 million related to the write-down of building and equipment of a facility that will remain open but whose carrying value we determined was not fully recoverable.



The impact of this charge was offset by increased operating efficiencies resulting from increases in the off-premises sales channels discussed above. The stores' operations benefited from the utilization of excess production capacity. Additionally, we converted our direct store delivery, or DSD, route system for packaged products from a daily delivery system to an every other day system which reduced our route delivery costs.


Franchise Operations

Franchise Operations revenues. Franchise Operations revenues increased to $3.2 million in fiscal 1999 from $2.3 million in fiscal 1998, an increase of 41.6%. This growth in revenue was primarily due to the opening of 14 new franchise stores in fiscal 1999 along with the seven franchise stores opened in fiscal 1998 having a full year of operating results in fiscal 1999.

Franchise Operations operating expenses. Franchise Operations operating expenses increased to $2.7 million in fiscal 1999 from $2.4 million in fiscal 1998, an increase of 15.3%. Franchise Operations operating expenses as a percentage of Franchise Operations revenues were 84.4% in fiscal 1999 compared with 103.6% in fiscal 1998. The decrease in Franchise Operations operating expenses as a percentage of revenues was due to leveraging the infrastructure we put in place in preparation for additional store openings. In prior years, we began to hire and train personnel to oversee the expansion of our concept across the country. Their training consisted primarily of working with and learning from existing personnel who were qualified to oversee store operations. As these personnel have successfully completed their training, we have been able to open additional stores without incurring significant incremental personnel costs.


Support Operations

Support Operations revenues. Support Operations sales to franchise stores increased to $32.4 million in fiscal 1999 from $23.6 million in fiscal 1998, an increase of 37.1%. Support Operations revenues were impacted primarily by the opening of new stores in fiscal 1999 and a full year of operations for those franchise stores opened in fiscal 1998. Each of these stores was supplied with doughnut manufacturing equipment and other equipment necessary to open each store thereby enhancing Support Operations sales. Additionally, a few existing franchise stores began to implement off-premises sales programs, thereby increasing the amount of mixes and other supplies they purchased from Support Operations.


Support Operations operating expenses. Support Operations operating expenses increased to $27.9 million in fiscal 1999 from $20.6 million in fiscal 1998, an increase of 35.6%. Support Operations operating expenses as a percentage of Support Operations revenues was 86.2% in fiscal 1999 compared with 87.1% in fiscal 1998. The decrease in Support Operations operating expenses as a percentage of revenues was primarily due to increased sales volumes utilizing existing capacity in our mix, equipment and distribution operations. Increased freight costs of approximately $830,000 incurred in delivering products to new stores opened outside our traditional Southeastern markets partially offset these efficiency gains.


Other


General and administrative expenses. General and administrative expenses increased to $10.9 million in fiscal 1999 from $9.5 million in fiscal 1998, an increase of 14.4%. General and administrative expenses as a percentage of total revenues were 6.0% in both fiscal 1999 and fiscal 1998. The primary reason for the increase in the dollar amount of these expenses was our continued investment in infrastructure to support growth and enhance our profitability. The investment in infrastructure consisted primarily of the hiring of new personnel in corporate support departments. Costs incurred in fiscal 1999 for these personnel, including salaries and benefits, increased approximately $700,000 over fiscal 1998.


Depreciation and amortization expenses. Depreciation and amortization expenses increased to $4.3 million in fiscal 1999 from $3.6 million in fiscal 1998, an increase of 19.3%. Depreciation and amortization expenses as a percentage of total revenues were 2.4% in fiscal 1999 compared with 2.3% in fiscal 1998. Depreciation and amortization expenses increased due to capital asset additions.


Provision for restructuring. In late fiscal 1999, the board of directors approved a restructuring plan for assets and operations determined either to be inconsistent with our strategy or whose carrying value may not be fully recoverable. Of the total restructuring and impairment charge of $9.5 million, $7.8 million relates to the closing of five double drive-through company-owned stores and the write-down of five other inactive double drive-through stores and sites, including provisions to write-down associated land, building and equipment costs to estimated net realizable value and to cover operating lease commitments associated with these stores. An additional $700,000 relates to future lease payments on double drive-through buildings subleased to franchisees. We determined that the double drive-through stores were inconsistent with our strategy as the space constraints in these stores did not allow them to efficiently execute both on-premises and off-premises sales and these facilities were not producing adequate levels of brand value for the company. Also included in the charge is a $1.0 million write-down of a facility that produces fried pies and honey buns. These products are not expected to form a core part of our expansion strategy.



Of the total provision, $5.6 million represents a charge for future cash outflows, primarily in the form of lease payments on land and buildings, while $3.6 million represents a write-down or write-off of land and buildings. Future cash outflows will be paid over each remaining lease term and we believe that cash flow from operations will be adequate to fund these cash needs. These stores are scheduled to be closed by the end of fiscal year 2000. No severance costs were included as a part of the restructuring provision. We anticipate future benefits as a result of avoiding the losses incurred each year by the closed stores, reduced depreciation costs on those assets which we determined were impaired and a write-off of the carrying value of three double drive-through buildings which had never been placed in service. As of October 31, 1999, there have been no material changes in the restructuring plan as it was originally recorded.



Interest expense. Interest expense decreased to $1.5 million in fiscal 1999 from $1.6 million in fiscal 1998, a decrease of 6.0%. The decrease was due to slightly lower borrowing levels as a result of improved cash flow during the year.


Provision for income taxes. The provision (benefit) for income taxes in fiscal 1999 and fiscal 1998 is based on the effective tax rate applied to the respective year's pre-tax book income (loss) effective tax rate. Our fiscal 1999 income tax benefit was $2.1 million representing a 40% effective tax rate compared with a provision of $1.8 million representing a 40% effective tax rate in fiscal 1998. We recorded a deferred tax benefit for the fiscal 1999 pre-tax book loss as the items which gave rise to these losses will be utilized to reduce our future taxable income.

YEAR ENDED FEBRUARY 1, 1998 COMPARED WITH YEAR ENDED FEBRUARY 2, 1997

Overview

Systemwide sales increased to $203.4 million in fiscal 1998 from $167.6 million in fiscal 1997, an increase of 21.4%. This increase was comprised of company store sales increases of $18.9 million and franchise store sales increases of $17.0 million. Systemwide comparable store sales, with 96 stores in the comparable store base, increased 12.7%. The overall systemwide sales increase was driven by comparable store sales improvement and the opening of new stores.

Total company revenues increased to $158.7 million in fiscal 1998 from $132.6 million in fiscal 1997, an increase of 19.7%. This increase was comprised of Company Store Operations revenues increases of $18.9 million, Franchise Operations revenues increases of $576,000 and Support Operations revenues increases of $6.7 million. Net income increased to $2.7 million in fiscal 1998 from $2.4 million in fiscal 1997, an increase of 11.8%. Net income as a percentage of revenues was 1.7% in fiscal 1998 compared with 1.8% in fiscal 1997.

Company Store Operations


Company Store Operations revenues. Company Store Operations revenues increased to $132.8 million in fiscal 1998 from $113.9 million in fiscal 1997, an increase of 16.6%. Comparable store sales, with 52 stores in the comparable store base, increased by 11.5%. The revenue growth was primarily due to significant growth in our in-store bakery and convenience store off-premises sales programs.


Company Store Operations operating expenses. Company Store Operations operating expenses increased to $117.3 million in fiscal 1998 from $100.7 million in fiscal 1997, an increase of 16.5%.

Company Store Operations operating expenses as a percentage of Company Store Operations revenues were 88.3% in both fiscal 1998 and fiscal 1997. The operating efficiencies from the incremental sales revenues, primarily generated by the off-premises sales channels, were offset by start-up costs in these programs related to the delivery of doughnuts to in-store bakeries and convenience stores. These start-up costs included training and personnel costs.

Franchise Operations

Franchise Operations revenues. Franchise Operations revenues increased to $2.3 million in fiscal 1998 from $1.7 million in fiscal 1997, an increase of 33.7%. This revenue growth was primarily due to the opening of seven new franchise stores in fiscal 1998 along with 15 franchise stores opened in fiscal 1997 having a full year of operating results in fiscal 1998.


Franchise Operations operating expenses. Franchise Operations operating expenses increased to $2.4 million in fiscal 1998 from $1.6 million in fiscal 1997, an increase of 50.4%. Franchise Operations operating expenses as a percentage of revenues were 103.6% in fiscal 1998 compared with 92.2% in fiscal 1997. We invested significantly in building our infrastructure for our national expansion in fiscal 1998, primarily through hiring additional personnel to oversee the expansion.


Support Operations

Support Operations revenues. Support Operations sales to franchise stores increased to $23.6 million in fiscal 1998 from $17.0 million in fiscal 1997, an increase of 39.3%. Support Operations revenues were impacted primarily by the opening of new stores in fiscal 1998 and a full year's sales of those franchise stores opened in fiscal 1997.

Support Operations operating expenses. Support Operations operating expenses increased to $20.6 million in fiscal 1998 from $14.4 million in fiscal 1997, an increase of 42.7%. Support Operations operating expenses as a percentage of revenues were 87.1% in fiscal 1998 compared with 85.0% in fiscal 1997. As our franchisees began to open stores outside the Southeast, we incurred increases in both freight costs and start-up costs.

Other


General and administrative expenses. General and administrative expenses increased to $9.5 million in fiscal 1998 from $7.6 million in fiscal 1997, an increase of 24.9%. The primary reason for the increase in these expenses was our continued investment in infrastructure to support growth and enhance our profitability. Costs incurred in fiscal 1998 for personnel in corporate support departments, including salaries and benefits, increased approximately $585,000 over fiscal 1997. Along with personnel additions, we incurred increased costs in travel, employee benefits and information technology.



Depreciation and amortization expenses. Depreciation and amortization expenses increased to $3.6 million in fiscal 1998 from $3.2 million in fiscal 1997, an increase of 12.4%. Depreciation and amortization expenses as a percentage of total revenues were 2.3% in fiscal 1998 compared with 2.4% in fiscal 1997. Depreciation and amortization expenses increased due to capital asset additions.



Interest expense. Interest expense increased to $1.6 million in fiscal 1998 from $1.3 million in fiscal 1997, an increase of 22.4%. Although borrowing levels were fairly consistent between the two years, interest rates were higher in fiscal 1998 than in fiscal 1997.


Provision for income taxes. The provision for income taxes in fiscal 1998 and fiscal 1997 is based on the effective tax rate applied to the respective year's pre-tax book income. Our fiscal 1998 income tax provision was $1.8 million representing a 40% effective tax rate compared with a provision of $1.6 million representing a 40% effective tax rate in fiscal 1997.

QUARTERLY RESULTS


The following tables set forth unaudited quarterly information for each of the eight fiscal quarters in the two year period ended October 31, 1999. Per share amounts reflect an exchange ratio in the merger in connection with our holding company formation of 20-for-one, which will have the effect of a 20-for-one stock split. This quarterly information has been prepared on a basis consistent with our audited financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. Our quarterly operating results may fluctuate significantly as a result of a variety of factors, and operating results for any quarter are not necessarily indicative of results for a full fiscal year.



                                   --------------------------------------------------------------------------------
                                                                  THREE MONTHS ENDED
                                   --------------------------------------------------------------------------------
                                   FEB. 1,   MAY 3,    AUG. 2,   NOV. 1,   JAN. 31,   MAY 2,    AUG. 1,   OCT. 31,
                                    1998      1998      1998      1998       1999      1999      1999       1999
                                   -------   -------   -------   -------   --------   -------   -------   ---------
In thousands, except per share
  data
Total revenues...................  $40,147   $45,070   $42,941   $45,179   $47,690    $53,328   $51,356    $56,887
Operating expenses...............   36,017    38,386    37,999    39,634    43,922     45,499    44,131     48,192
General and administrative
  expenses.......................    3,344     2,846     2,469     2,570     3,013      2,864     3,658      3,649
Depreciation and amortization
  expenses.......................      701     1,116     1,110     1,110       942      1,102     1,159      1,237
Provision for restructuring......       --        --        --        --     9,466         --        --         --
                                   -------   -------   -------   -------   -------    -------   -------    -------
Income (loss) from operations....       85     2,722     1,363     1,865    (9,653)     3,863     2,408      3,809
Interest expense, net, and other
  expenses.......................       88       348       350       351       527        307       331        208
                                   -------   -------   -------   -------   -------    -------   -------    -------
Income (loss) before income
  taxes..........................       (3)    2,374     1,013     1,514   (10,180)     3,556     2,077      3,601
Provision (benefit) for income
  taxes..........................       (1)      991       395       629    (4,127)     1,351       790      1,368
                                   -------   -------   -------   -------   -------    -------   -------    -------
  Net income (loss)..............  $    (2)  $ 1,383   $   618   $   885   $(6,053)   $ 2,205   $ 1,287    $ 2,233
                                   =======   =======   =======   =======   =======    =======   =======    =======
Net income (loss) per share:
  Basic..........................  $    --   $   .19   $   .08   $   .10   $  (.65)   $   .24   $   .14    $   .24
  Diluted........................       --       .19       .08       .10      (.65)       .23       .14        .24


Our operating results for these eight quarters expressed as percentages of applicable revenues were as follows:


                                        -----------------------------------------------------------------------------
                                                                     THREE MONTHS ENDED
                                        -----------------------------------------------------------------------------
                                        FEB. 1,   MAY 3,   AUG. 2,   NOV. 1,   JAN. 31,   MAY 2,   AUG. 1,   OCT. 31,
                                         1998      1998     1998      1998       1999      1999     1999       1999
                                        -------   ------   -------   -------   --------   ------   -------   --------
Total revenues........................   100.0%   100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Operating expenses....................    89.7     85.2      88.5      87.7      92.1      85.3      85.9      84.7
General and administrative expenses...     8.3      6.3       5.7       5.7       6.3       5.4       7.1       6.4
Depreciation and amortization
  expenses............................     1.7      2.5       2.6       2.5       2.0       2.1       2.3       2.2
Provision for restructuring...........      --       --        --        --      19.8        --        --        --
                                         -----    -----     -----     -----     -----     -----     -----     -----
Income (loss) from operations.........     0.3      6.0       3.2       4.1     (20.2)      7.2       4.7       6.7
Interest expense, net, and other
  expenses............................     0.3      0.7       0.9       0.8       1.2       0.6       0.7       0.4
                                         -----    -----     -----     -----     -----     -----     -----     -----
Income (loss) before income taxes.....      --      5.3       2.3       3.3     (21.4)      6.6       4.0       6.3
Provision (benefit) for income
  taxes...............................      --      2.2       0.9       1.4      (8.7)      2.5       1.5       2.4
                                         -----    -----     -----     -----     -----     -----     -----     -----
  Net income (loss)...................      --      3.1%      1.4%      1.9%    (12.7)%     4.1%      2.5%      3.9%
                                         =====    =====     =====     =====     =====     =====     =====     =====

Historically, we have experienced seasonal variability in our quarterly operating results, with higher profits per store in the first and third quarters than in the second and fourth quarters. The seasonal nature of our operating results is expected to continue.

LIQUIDITY AND CAPITAL RESOURCES

Because management generally does not monitor liquidity and capital resources on a segment basis, this discussion is presented on a consolidated basis.

We funded our capital requirements for fiscal 1997, 1998 and 1999 and for the nine months ended October 31, 1999 primarily through cash flow generated from operations, but also through borrowings under our line of credit and term loan facility. A private stock offering in fiscal 1999 also contributed to funding our cash needs.


Net cash flow from operations was $2.7 million in fiscal 1997, $7.1 million in fiscal 1998, $11.7 million in fiscal 1999 and $7.5 million for the nine months ended October 31, 1999. The trend of improved operating cash flow is due to an improvement in our net income, net of the impact of the provision for store closings and restructuring in fiscal 1999. Operating cash flow has been negatively impacted by additional investments in working capital, primarily accounts receivable and inventories, as a result of the expansion of our off-premises sales programs and the opening of new stores which we either own or supply.


Net cash used for investing activities was $3.4 million in fiscal 1997, $5.9 million in fiscal 1998, $11.8 million in fiscal 1999 and $8.2 million in the nine months ended October 31, 1999. Investing activities primarily consist of capital expenditures for property, plant and equipment. These capital expenditures primarily relate to expenditures to support our off-premises sales programs, maintenance, capital expenditures for existing stores and equipment, development of new stores and the acquisition of stores from existing franchisees.

Net cash provided by (used for) financing activities was $759,000 in fiscal 1997, ($456,000) in fiscal 1998, $1.5 million in fiscal 1999 and ($91,000) in the nine months ended October 31, 1999. Financing activities in fiscal 1997 and fiscal 1998 consisted primarily of borrowings under our line of credit and payment of cash dividends. Fiscal 1999 financing activities consisted primarily of proceeds from a private stock offering, payment of cash dividends and the issuance of notes. Our financing activities in the first nine months of fiscal 2000 have consisted primarily of borrowings under our line of credit and payment of cash dividends declared in fiscal 1999.


We entered into a new loan agreement on December 29, 1999. This agreement, which is unsecured, provides a $40 million revolving line of credit and a $12 million term loan. The loan agreement expires on July 10, 2002. Under the terms of the loan agreement, interest on the revolving line of credit is paid monthly and charged at either the lender's prime rate less 110 basis points or at the one-month LIBOR rate plus 100 basis points. There is no interest, fee or other charge for the unadvanced portion of the revolving line of credit. A provision of the loan agreement allows us to convert, prior to the expiration date of the agreement, all or a portion of the outstanding principal balance of the revolving line of credit to a term loan for a period of 60, 84 or 120 months. Concerning interest on the term loan, we have the option of either a variable prime rate based method, a variable LIBOR based method or a swap rate based method with a ceiling tied to the prime rate at the time of conversion. As of the date of this prospectus, no amounts from the $40 million revolving line of credit facility have been converted to a term loan. The loan agreement entered into on December 29, 1999 replaced a previous unsecured agreement which had a $28 million revolving line of credit and a $12 million term loan. Other than an increase in the amount of the line of credit facility, all other provisions of the prior loan agreement were essentially the same as those of the current agreement. As of October 31, 1999, $18.7 million was outstanding under the line of credit facility and $4.2 million was outstanding under the term loan.



The $12 million term loan entered into on December 29, 1999 was a continuation of the $12 million term loan contained in the previous loan agreement. Interest on the $12 million term loan is computed on the same basis as the revolving line of credit except that the floor and ceiling rates are 5.500% and 8.125%, respectively. Repayment of this loan began on July 20, 1996 in the amount of monthly principal payments of $200,000 plus interest; the final payment is on June 20, 2001. The term loan may be prepaid without penalty or premium at any time.



The loan agreement entered into on December 29, 1999 requires us to maintain a consolidated tangible net worth of $41 million through January 28, 2001. For each fiscal year thereafter, the agreement requires us to maintain a consolidated tangible net worth of $41 million plus (1) an amount equal to 75% of the net proceeds from this offering and (2) 50% of our net income for each fiscal year. Capital expenditures for each fiscal year are limited to $35 million. The loan agreement also contains covenants which place various restrictions on sales of properties, our ability to enter into collateral repurchase agreements and guaranties, the payment of dividends and other customary financial and nonfinancial covenants.


In the next five years, we will use cash primarily for the following activities:


     - Repayment of borrowings under our loan agreement



     - A distribution of approximately $7 million to our existing shareholders as part of our pre-offering corporate reorganization



     - Remodeling and relocation of selected older company-owned stores


     - Additional mix production capacity to support expansion

     - Joint venture investments in area developer stores

     - General corporate purposes, including working capital needs


Our capital requirements for the items outlined above may be significant. These capital requirements will depend on many factors including our overall performance, the pace of store expansion and company store remodels, the requirements for joint venture arrangements and infrastructure needs for both personnel and facilities. To date, we have primarily relied on cash flow generated from operations and our line of credit to fund our capital needs. We believe that the proceeds from this offering, cash flow generated from operations and our borrowing capacity under our line of credit will be sufficient to meet our capital needs for the remainder of fiscal 2000 and in fiscal 2001 through 2005. If additional capital is needed, we may raise such capital through public or private equity or debt financings. Future capital funding transactions may result in dilution to purchasers in this offering. However, there can be no assurance that additional capital will be available or be available on satisfactory terms. Our failure to raise additional capital could have one or more of the following effects on our operations and growth plans over the next five years:



     - Slowing our plans to remodel and relocate older company-owned stores



     - Reducing the number and amount of joint venture investments in area developer stores



     - Slowing the building of our infrastructure in both personnel and facilities


We conduct some of our corporate and store operations from leased facilities and lease certain equipment under operating leases. Generally, these have initial lease periods of five to 18 years, and contain provisions for renewal options of five to ten years.

INFLATION

We do not believe that inflation has had a material impact on our results of operations in recent years. However, we cannot predict what effect inflation may have on our results of operations in the future.

YEAR 2000


The "year 2000 issue" refers to the possible failure of many computer systems that may arise as a result of existing computer software and hardware using only the last two digits to refer to a year.



We believe that the most significant internal risk posed by the year 2000 issue was the possibility of a failure of our accounting systems, either at our corporate offices, at our Winston-Salem manufacturing and distribution facility or at our stores. Third parties whose potential year 2000 problems could have had the greatest effect on us are our banks, the company that processes our payroll and maintains our human resources databases and companies that supply our key raw materials.



Prior to the year 2000 date change, we completed reviews of the ability of our hardware and software serving critical internal functions in our stores and in our corporate offices to accurately handle the transition of dates from 1999 to 2000. As of the date of this prospectus, we estimate that we have spent $1 million for the dual purpose of upgrading the functionality of systems while at the same time achieving year 2000 compliance. Additionally, we have developed contingency plans for critical functions in certain corporate departments and business units to address potential year 2000 issues.



Since entering the year 2000, we have not experienced any significant disruptions to our business, nor are we aware of any significant year 2000 issues impacting our banks, vendors or customers. We will continue to monitor our critical systems over the next several months for any delayed effects of the year 2000 date change, but do not expect any significant exposure from our internal systems or from the actions of our banks, vendors and customers.


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

We are exposed to market risk from changes in interest rates on our outstanding bank debt. Our revolving line of credit bears interest at either our lender's prime rate minus 110 basis points or a rate equal to LIBOR plus 100 basis points. We elect the rate on a monthly basis. Additionally, our term loan bears interest under the same method as our revolving line of credit except that the rate is capped with a floor of 5.500% and a ceiling of 8.125%. The interest cost of our bank debt is affected by changes in either prime or LIBOR. Such changes could adversely impact our operating results.

We have no derivative financial interests or derivative commodity instruments in our cash or cash equivalents. On any business day that we have excess cash available, we use it to pay down our revolving line of credit.

We purchase certain commodities such as flour, sugar and soybean oil. These commodities are usually purchased under long-term purchase agreements, generally one to three years, at a fixed price. We are subject to market risk in that the current market price of any commodity item may be below our contractual price. We do not use financial instruments to hedge commodity prices.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities," effective for years beginning after June 15, 2000, Krispy Kreme's fiscal year 2002. FAS

133 requires that all derivatives be recorded on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The adoption of FAS 133 is not expected to have a material impact on Krispy Kreme's financial statements.

                                    BUSINESS

OVERVIEW


Krispy Kreme is a leading branded specialty retailer of premium quality doughnuts. We have established Krispy Kreme as a leading consumer brand with a loyal customer base through our longstanding commitment to quality and consistency. We differentiate ourselves by combining quality ingredients and a vertically integrated production process with a unique retail experience featuring our stores' fully displayed production process, or doughnutmaking theater.



In the mid-1990s, we began repositioning Krispy Kreme from a wholesale bakery model to a specialty retail concept. Initiatives supporting the repositioning included increasing the size of our doughnuts, redesigning our stores to enhance the total customer experience and adding channels of distribution where our products are displayed in a manner consistent with our on-premises presentation. As a result of the success of these initiatives, we began expanding nationwide primarily through franchising with experienced, well-capitalized area developers.



We believe that Krispy Kreme has significant opportunities for continued growth. Our sales growth has been driven by new store openings, as well as systemwide comparable store sales growth of 12.7% in fiscal 1998, 9.7% in fiscal 1999 and 12.4% in the first nine months of fiscal 2000. Our success is based on the strengths described below.



COMPETITIVE STRENGTHS


THE UNIVERSAL APPEAL OF OUR PRODUCT. Our market research indicates that Krispy Kreme's breadth of appeal extends across major demographic groups, including age and income. In addition to their taste, quality and simplicity, our doughnuts are an affordable indulgence. This has contributed to many of our customers purchasing doughnuts by the dozen for their office, clubs and family. Demand for our doughnuts occurs throughout the day, with approximately half of our on-premises sales occurring in the morning and half in the afternoon and evening.

A PROVEN CONCEPT. Krispy Kreme is a focused yet versatile concept. Each of our distinctive Krispy Kreme stores is a doughnutmaking theater with the capacity, depending on equipment size, to produce from 2,400 dozen to over 6,000 dozen doughnuts daily. Our stores serve as our primary retail outlets. They are also designed to create a multi-sensory experience around our unique product and production process which is important to our brand-building efforts. In addition to these on-premises sales, we have developed multiple channels of sales outside our stores, which we refer to as off-premises sales. These sales channels improve the visibility of our brand, increase the convenience of purchase and capture sales from a wide variety of settings and occasions. Additionally, the ability to generate sales outside of our stores, utilizing the stores' existing production capacity, minimizes the risk of an underperforming on-premises sales location.


STRONG GROWTH POTENTIAL. With only 141 stores, we believe that we are in the infancy of our growth. Our highest priority expansion plans focus on markets with over 100,000 households. These markets are most attractive because of their dense population characteristics which enable us to achieve economies of scale in local operations infrastructure and brand building efforts. We also believe our universal product appeal, combined with our strategy that utilizes multiple sales channels, will facilitate our expansion into smaller markets.

THE INGREDIENTS FOR MARKET LEADERSHIP. The doughnut industry, an approximately $4.7 billion market in 1998, is large, fragmented and characterized by low-volume outlets with undifferentiated product quality. We believe that we have the ability to become the recognized leader in every market we enter through our unique combination of:



     - A strong brand



     - A highly differentiated product



     - High-volume production capacity



     - A market penetration strategy using multiple sales channels



A PROVEN FRANCHISE SYSTEM. Krispy Kreme is committed to growth through franchising. Our franchisees consist of associates who operate under our original franchising program developed in the 1940s and area developers who operate under our franchising program developed in the mid-1990s. See "-- Store Ownership." We intend to continue to strengthen our franchise system by attracting experienced and well-capitalized area developers who have the management capacity to develop multiple stores. Our development strategy permits us to grow in a controlled manner and enables us to ensure that each area developer strictly adheres to our high standards of quality and service. We prefer that area developers have ownership and successful operating experience in multi-unit food operations within the territory they propose for development. To ensure a consistent high quality product, we require each franchisee to purchase our proprietary mixes and doughnutmaking equipment. We devote significant resources to providing our franchisees with assistance in site selection, store design, employee training and marketing. Many of our franchisees are also our shareholders. Additionally, in the future, we intend to acquire minority equity positions in selected franchisee businesses. We believe that common ownership of equity will serve to further strengthen our relationships and align our mutual interests.


DIRECT STORE DELIVERY CAPABILITIES. Krispy Kreme has developed a highly effective direct store delivery system, or DSD, for executing off-premises sales. We deliver fresh doughnuts, both packaged and unpackaged, to a variety of retail customers, such as supermarkets and convenience stores. Through our company-owned and franchised store operations, our route drivers are capable of taking customer orders and delivering products directly to our customers' retail locations where they are typically merchandised from Krispy Kreme branded displays. We have also developed national account relationships and implemented electronic invoicing and payment systems with some large DSD customers. We believe these competencies, coupled with our premium products, will provide us with significant sales opportunities by allowing us to assume the role of category manager for doughnut products in both the in-store bakery and food service distribution channels.

A CONTROLLED PROCESS ENSURING CONSISTENT HIGH QUALITY. Krispy Kreme has a vertically integrated, highly automated system designed to create quality, consistency and efficiency. Our doughnutmaking process starts well before the store-level operations with:

     - Our owned and operated manufacturing plant which produces our proprietary mixes

     - Our state-of-the-art laboratory that tests all key ingredients and each batch of mix produced

     - Our self-manufactured, custom stainless steel doughnutmaking equipment


Additionally, at the store-level, we provide a 13-week manager training program covering the critical skills required to operate a Krispy Kreme store and a comprehensive training program for all positions in the store. We also provide easy-to-follow procedures for producing and finishing our doughnuts.

A BALANCED FINANCIAL MODEL. Krispy Kreme generates sales and income from three distinct sources: company stores, franchise fees and royalties and a vertically integrated supply chain, which we refer to as Support Operations. In addition to lowering the cost of goods sold for our stores, Support Operations generates attractive margins on sales of our mixes and equipment. Our franchising approach to growth minimizes our capital requirements and provides a highly attractive royalty stream. We believe this financial model provides increased stability to our revenues and earnings and improves our return on investment. Our Company Store Operations, Franchise Operations and Support Operations comprise three reportable segments under generally accepted accounting principles. You can review financial data for these segments in Note 3 to our unaudited consolidated financial statements and Note 10 to our audited consolidated financial statements.


BUSINESS MODEL


Krispy Kreme is a vertically integrated company structured to support and profit from the high volume production and sale of branded and unbranded high quality doughnut products. "High volume, high quality" has always been the foundation of our economic strategy. Our business is driven by two complementary business units: Store Operations, both company and franchise, and Support Operations. Independently, each is designed to ensure quality and to benefit from economies of scale. Collectively, both function as an integrated, cost-efficient system.


STORE OPERATIONS. Our principal source of revenue is the sale of doughnuts produced and distributed by Store Operations. As part of our unique business model, our stores are both retail outlets and highly automated, high volume producers of our doughnut products and can sell their products through our multiple sales channels.


     - ON-PREMISES SALES. Each of our stores offers at least 15 of our more than 20 varieties of doughnuts, including our signature Hot Original Glazed and nine other prescribed varieties. We also sell our special blend Krispy Kreme coffee, other beverages, other bakery items and collectible memorabilia such as tee shirts, sweatshirts and hats. Fundraising sales, described in "-- Marketing", are another component of on-premises sales. In order to establish our brand identity with the total store experience and because of the higher margins associated with on-premises sales, we plan to focus our initial sales efforts on this channel.



     - OFF-PREMISES SALES. We accomplish off-premises sales through our direct store delivery system which is designed to: (1) generate incremental sales; (2) increase market penetration and brand awareness; (3) increase customer convenience; (4) optimize our stores' production capacity; and
       (5) improve a store's return on investment. As of October 31, 1999, 97 of our stores sold to major grocery store chains, including Kroger, Food Lion, Giant Food and Acme Markets and to over 1,500 convenience stores, as well as to select co-branding customers.



SUPPORT OPERATIONS. The mission of our Support Operations is to create competitive advantages for our stores while operating as a profitable business enterprise. We have developed important operating competencies and capabilities which we use to support our stores, including:



     - Strong product knowledge and technical skills



     - Control of all critical production and distribution processes



     - Collective buying power

The basic raw materials used in our products are flour, sugar, shortening and packaging materials. We obtain most of these materials under long-term purchase agreements and in the commodity spot markets.



We implement the mission of Support Operations through three strategic business units:



     - MIX MANUFACTURING. We produce all of our proprietary doughnut mixes at our manufacturing facility in Winston-Salem, North Carolina. We control production of this critical input in order to ensure that our products meet quality expectations and to maximize our profit potential. Manufacturing and selling our own mixes allows us to capture the profit that normally would accrue to an outside supplier and is more cost effective than purchasing from third party vendors. Our mixes are produced according to our high quality standards which include:



      -- Requiring each carefully selected supplier to meet or exceed industry standards



      -- Receiving truckloads of our main ingredients daily



      -- Testing each incoming key ingredient



      -- Testing each batch of mix


     - EQUIPMENT MANUFACTURING. We manufacture proprietary doughnutmaking equipment which our franchisees are required to purchase. Our carefully engineered equipment, when combined with our proprietary mixes, produces doughnuts with uniform consistency and high quality. Manufacturing our equipment results in several advantages including:

      -- Flexibility. We manufacture several models, with varying capacities, which are capable of producing multiple products and fitting unusual store configurations.

      -- Cost-effectiveness. We believe our costs are lower than if we purchased our equipment from third parties.

      -- Efficiency. We continually refine our equipment design to ensure maximum automation and thereby reduce in-store labor costs and/or improve consistency.

     - DISTRIBUTION CENTER. Also located at our Winston-Salem complex is our distribution center, which is capable of supplying our stores with all of their key supplies including all food ingredients, juices, Krispy Kreme coffee, signage, display cases, uniforms and other items. Stores must use our doughnut mixes and special blend coffee exclusively. In addition, all store operators have agreed contractually through our Supply Chain Alliance Program to purchase all of their requirements for the critical areas of their business through 2002. We believe that our ability to distribute supplies to our operators produces several advantages including:

      -- Economies of scale. We are able to purchase at volume discount prices which we believe are lower than those that would be available to our operators individually. In addition, we are selective in choosing our suppliers and require that they meet certain standards with regard to quality and reliability. Also, inventory is controlled on a systemwide basis rather than at the store level.


      -- Convenience. Our distribution center offers our operators the convenience of one-stop shopping. We are able to supply our operators with all of the key items they need to operate their stores which enables them to focus their energies on running their stores, rather than managing supplier relationships.

KRISPY KREME BRAND ELEMENTS

Krispy Kreme is a blend of several important brand elements which has created a special bond with many of our customers. The key elements are:

     - ONE-OF-A-KIND TASTE. The taste experience of our doughnuts is the foundation of our concept and the common thread that binds generations of our loyal customers. Our doughnuts are made from a secret recipe that has been in our company since 1937. We use only premium ingredients, which are blended by our custom equipment, to create this unique and very special product.

     - DOUGHNUTMAKING THEATERS. Each of our stores showcases our doughnutmaking process. Our goal is to provide our customers with a unique entertainment experience, and in addition, visibly reinforce our commitment to quality and freshness.

     - HOT DOUGHNUTS NOW. The Hot Doughnuts Now sign, when illuminated, is a signal that our Hot Original Glazed are being made. The Hot Doughnuts Now sign is a strong impulse purchase generator and an integral contributor to our brand's mystique. Our Hot Original Glazed are made for several hours every morning and evening, and at other special times during the day.

     - DESTINATION LOCATIONS. Our full-service stores incorporate doughnutmaking theaters, which are designed to produce a multi-sensory customer experience and establish a strong brand identity. Our research indicates that many of our stores have the geographic drawing power comparable to a regional shopping mall and that our customers, on average, drive 14 miles from their homes to our stores.

     - AFFORDABLE INDULGENCES. Our doughnuts are reasonably priced to ensure that they are affordable for the widest audience possible.

     - COMMUNITY RELATIONSHIPS. We are a national company, yet we are committed to strong local community relationships. Our store operators support their local communities through fundraising programs and the sponsorship of charitable events. Many of our loyal customers have warm memories of selling Krispy Kremes to raise money for their schools, clubs and community organizations.

INDUSTRY OVERVIEW

Krispy Kreme competes in the doughnut market, a highly fragmented industry, which, according to industry sources, had sales of approximately $4.7 billion in 1998.

We expect doughnut sales to grow due to a variety of factors, including: (1) the growth in two-income households and corresponding shift to foods consumed away from home; (2) increased snack food consumption; and (3) further growth of doughnut purchases from in-store bakeries.

We view the fragmented competition in the doughnut industry as an opportunity for our continued growth. We also believe that the premium quality of our products and the strength of our brand will help enhance the growth and expansion of the overall doughnut market.

GROWTH STRATEGY

Krispy Kreme is a proven concept with an established heritage. The strength of our brand and our attractive unit economics position us very well for growth. We plan to increase our revenues and profits by expanding our store base, improving on-premises sales at existing stores, and increasing off-premises sales.

EXPAND OUR STORE BASE. We view our stores as platforms from which we pursue on-premises as well as off-premises sales opportunities. We have existing agreements with our franchisees to open approximately 22 new stores in fiscal 2001 and over 100 new stores between fiscal 2002 and fiscal 2005. This represents 15% store growth in fiscal 2001 and an increase in our store base to over 260 stores by the end of fiscal 2005. The addition of new stores will be accomplished primarily through franchising with area developers following a prescribed development plan for their respective territories. An initial development plan has been created to optimally penetrate territories with over 100,000 households. The plan assumes stores will be built in high density, prime-retailing locations in order to maximize customer traffic and on-premises sales volumes. We believe a territory-based development strategy creates substantial benefits to both Krispy Kreme and our area developers. These benefits include:


     - Real estate procurement and development


     - Scale to cost-justify a strong local support infrastructure


     - Brand building and advertising

     - Ability to make marketwide commitments to chain store customers

With respect to new store growth, we believe that secondary markets in the United States with less than 100,000 households also offer additional sales and profit growth opportunities. Although we operate successfully in some secondary markets today, we believe that our primary expansion territories are sufficient to achieve our intermediate growth objectives.

IMPROVE EXISTING STORES' ON-PREMISES SALES. Our area developers have demonstrated that a store employing our updated design located in a densely populated area is capable of generating and sustaining high volume on-premises sales. Many of our stores built prior to 1997 were designed primarily as wholesale bakeries and their formats and site attributes differ considerably from newer stores. In order to improve the on-premises sales of some of these stores, we plan to remodel many of our company-owned stores and, in some limited instances, close or relocate certain stores to a more dynamic area within their territories. Finally, we consistently evaluate improvements or additions to our product line in order to increase same store sales levels and balance seasonality of sales.


INCREASE OFF-PREMISES SALES. In new markets, we typically focus our initial efforts on on-premises sales and then leverage the store platform to capitalize on off-premises opportunities. We intend to secure additional grocery and convenience store customers, as well as increase sales to our existing customer base by offering premium quality products, category management and superior customer service. In new markets where capacity utilization remains high solely from servicing on-premises sales, we may develop commissary production facilities to service off-premises sales. We believe that once high brand awareness has been established in a market, a commissary has the potential to improve market penetration and profitability.


UNIT ECONOMICS

We believe that Krispy Kreme unit economics represent an attractive investment opportunity for our area developers and as such are a significant factor contributing to the growth and success of the Krispy Kreme concept.


We estimate that the investment for a new store, excluding land and pre-opening costs, is $500,000 for a building of approximately 3,600 square feet and $500,000 for equipment, furniture and fixtures.

The following table provides certain financial information relating to company-owned and franchised stores. Average weekly sales per store are calculated by dividing store revenues by the actual number of sales weeks included in each period. Company-owned stores' operating cash flow is store revenues less all direct store expenses other than depreciation expenses.


                                         -------------------------------------------------------------------
                                                       YEAR ENDED                      NINE MONTHS ENDED
                                         ---------------------------------------   -------------------------
                                         FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,   NOVEMBER 1,   OCTOBER 31,
                                                1997          1998          1999          1998          1999
                                         -----------   -----------   -----------   -----------   -----------
In thousands
Average weekly sales per store:
  Company-owned........................     $  39         $  42         $  47         $  47         $  53
  Franchised...........................        22            23            28            28            37
Company-owned stores' operating cash
  flow as a percentage of store
  revenues.............................      20.5%         20.6%         22.7%         21.9%         25.2%


Average weekly sales for company-owned stores are higher than for franchised stores due to the lower average weekly sales volumes of older associate stores that are included in the franchised stores' calculations. However, franchised stores' average weekly sales have been increasing as higher-volume area developer stores become a larger proportion of the franchised store base. Additionally, new area developer stores' sales are principally on-premises sales, which have higher operating margins than off-premises sales. Company-owned and associate stores generate a significant percentage of revenues from lower-margin off-premises sales.

STORE DEVELOPMENT AND OPERATIONS

SITE SELECTION. Our objective is to create highly visible destination locations. Our comprehensive site selection process focuses on:

     - High volume traffic
     - High household density
     - Proximity to both daytime employment and residential centers
     - Proximity to other retail traffic generators

We work closely with our franchisees to assist them in selecting sites. A site selection team visits each site and the surrounding area before approving a store location. We believe that this process ensures that each new store will comply with our standards.

STORE OPERATIONS. Our new stores are approximately 3,600 square feet. They are equipped with automated doughnutmaking equipment capable of making approximately 240 dozen doughnuts per hour. This capacity can support sales in excess of $100,000 per week. We outline uniform specifications and designs for each Krispy Kreme store and require compliance with our standards regarding the operation of the store, including, but not limited to:

     - Varieties of products
     - Product specifications
     - Sales channels
     - Packaging
     - Sanitation and cleaning
     - Signage
     - Furniture and fixtures
     - Image and use of logos and trademarks
     - Training
     - Marketing and advertising

We also require the use of a computer and cash register system with specified capabilities to ensure the collection of sales information necessary for effective store management. All of our franchisees provide us with weekly sales reports and periodic financial statements.

We routinely assist our franchisees with issues such as:


     - Operating procedures



     - Advertising and marketing programs



     - Administrative, bookkeeping and accounting procedures



     - Public relations



     - Generation of sales and operating data


We also provide an opening team which consists of up to nine people, to provide on-site training and assistance during the first two weeks of operation for each initial store opened by a new franchisee. The number of opening team members providing this assistance is reduced with each subsequent store opening.

Our stores which engage in off-premises sales typically operate on a 24-hour schedule. Other stores generally operate from 5:30 a.m. to 1:00 a.m. seven days a week, excluding Christmas. Traditionally, our sales have been slower during the Christmas holiday season and the summer months.


QUALITY STANDARDS AND CUSTOMER SERVICE. We encourage all of our employees to be courteous, helpful, knowledgeable and attentive. We emphasize the importance of performance by linking a portion of both a company store manager's and an assistant store manager's incentive compensation to profitability and customer service. We also encourage high levels of customer service and the maintenance of our high quality standards by frequently monitoring our stores through a variety of methods including periodic quality audits and "mystery shoppers." In addition, our Customer Experience Department handles customer comments and also conducts routine satisfaction surveys of our off-premises customers.



MANAGEMENT AND STAFFING. It is important that our corporate staff and store managers work as a team. Our Senior Vice President, Company Store and Associate Operations, and Senior Vice President, Area Developer Operations report to our Chief Operating Officer. Together, they are responsible for corporate interaction with our store operations division and store management. Through our divisional directors, each of whom is responsible for a specific geographic region, we communicate frequently with all store managers and their staffs using: store audits; weekly communications by telephone or e-mail; and scheduled and surprise store visits.


We offer a comprehensive 13-week training program, conducted both at our headquarters and at designated stores, which provides store managers the critical skills required to operate a Krispy Kreme store. We plan to add computer-based training modules that will enhance the program.

Our staffing varies depending on a store's size, volume of business, and number of sales channels. Stores with sales through all sales channels have approximately 35 employees handling on-premises sales, processing, production, bookkeeping and sanitation and between 2-15 delivery personnel. Area developers frequently hire employees from leasing agencies and employ staff based on store volume and size. Hourly employees, along with delivery personnel, are trained by local store management through hands-on experience and training manuals.

We believe that our success is a natural result of the growth and development of our people. We are developing a career model for both management and non-exempt employees which will focus on personal development and career growth. The program will link an individual's economic, career and personal goals with our corporate and store-level goals.

STORE OWNERSHIP

We divide our stores into three categories of ownership: company stores, associate stores and area developer stores. We refer to associates and area developers as franchisees, collectively.


COMPANY STORES. Krispy Kreme owned 59 stores as of October 31, 1999. Most of these stores were developed between 1937 and 1996 and: (1) were designed as wholesale bakeries; (2) generate a majority of their sales volume through off-premises sales; (3) are located in the Southeast; and (4) are larger than new Krispy Kreme stores.


ASSOCIATES. We had 25 associates who operated 49 stores as of October 31, 1999. Associate stores have attributes which are similar to those of company stores. This group generally concentrates on growing sales within their current base of stores rather than developing new stores or new territories. With two exceptions, associates are not obligated to develop additional stores within their territories. We cannot grant licenses to other franchisees or sell products bearing the Krispy Kreme brand name within an associate's territory during the term of their license agreement.

Associates are typically parties to 15-year licensing agreements which generally permit them to operate stores using the Krispy Kreme system within a specific territory. Associates pay royalties of 3.0% of on-premises sales and 1.0% of all other sales, with the exception of private label sales for which there are no royalties. They are not currently required to contribute to the public relations and advertising fund. Our associates who are shareholders are parties to franchise agreements which will be extended automatically for a period of 20 years following this offering and thereafter are renewed automatically for five-year periods, unless previously terminated by either party. We do not plan to license any new Krispy Kreme franchisees under the terms of the associate license agreement.


AREA DEVELOPERS. In the mid-1990s, we began to strategically expand nationally to new territories through area developers. Under this structure, we license territories, usually defined by metropolitan statistical areas, to area developers who are capable of developing a prescribed number of stores within a specified time period. Area developer stores typically are designed and developed in locations favorable to achieving high volume on-premises sales, although they are also equipped to generate off-premises sales. As of October 31, 1999, we had 13 area developers operating 33 stores with contractual commitments to open an additional 130 stores in their territories during their initial development schedule, which is generally five years. Preferred area developer candidates are multi-unit food operators with a high level of knowledge about the local territory or territories they will develop. They must have a proven financial capability to fully develop their territories.


Each of our area developers is required to enter into two types of agreements: a development agreement which establishes the number of stores to be developed in an area and a franchise agreement for each store which they open. Area developers typically pay franchise fees ranging from $20,000 to $40,000 for each store which they develop.

Our current standard franchise agreement provides for a 15-year term. The agreement is renewable subject to our discretion and can be terminated for a number of reasons including the failure of the franchisee to make timely payments within applicable grace periods subject to state law. Area developers pay a 4.5% royalty fee on all sales and are required to contribute 1.0% of all sales to a company-administered public relations and advertising fund.

In addition to a franchise agreement, all area developers have signed development agreements which require them to develop a specified number of stores on or before specific dates. Generally, these agreements have a five-year term. If area developers fail to develop their stores on schedule, we have the right to terminate the agreement and develop company-owned stores, or develop stores through new area developers or joint ventures.

Generally, we do not provide financing to our franchisees. We do, however, have a program permitting franchisees to lease proprietary Krispy Kreme equipment from our primary bank, and we will guarantee the leases. Currently, one franchisee has taken advantage of this program, and we do not anticipate that the program will grow substantially.

MARKETING

Krispy Kreme's approach to marketing is a natural extension of our brand equity, brand attributes, relationship with our customers, and our values. We believe we have a responsibility to our customers to engage in marketing activities that are consistent with, and further reinforce, their confidence and strong feelings about Krispy Kreme. Accordingly, we have established certain guiding brand principles which include:

     - We will not attempt to define the Krispy Kreme experience for our customer

     - We prefer to have our customers tell their Krispy Kreme stories and share their experiences with others

     - We will focus on enhancing customer experiences through product-focused, value-added activities

     - We will develop local, community-based relationships in all Krispy Kreme markets

To build our brand and drive our comparable store sales in a manner aligned with our brand principles, we have focused our marketing activities in the following areas:

STORE EXPERIENCE. Our stores are where customers first experience a Hot Original Glazed. Customers know that when our Hot Doughnuts Now sign in the store window is illuminated, they can see our doughnuts being made and enjoy a Hot Original Glazed within seconds after it passes through the glaze waterfall. We believe this begins a lifetime relationship with our customers and forms the foundation of the Krispy Kreme experience.


RELATIONSHIP MARKETING. Most of our brand-building activities are grassroots-based and focus on developing relationships with various constituencies, including consumers, schools, communities and businesses. Specific initiatives include:


     - Product donations to local radio and television stations, schools, government agencies, and other community organizations

     - Good neighbor product deliveries to create trial uses

     - Sponsorship of local events and nonprofit organizations

     - A "Good Grades Program" which recognizes scholastic achievement with certificates and free doughnuts

     - Our "Krispy Kreme Ambassador Program" which enlists our fans as ambassadors in new markets to generate awareness and excitement around a new store opening


FUNDRAISING SALES. Fundraising sales are high volume sales to local charitable organizations at discounted prices. Charities in turn resell our products at prices which approximate retail. We believe that providing a fundraising program to local community organizations and schools helps demonstrate our commitment to the local community, enhances brand awareness, increases consumer loyalty and attracts more customers into our stores.

PRODUCT PLACEMENT. Since fiscal 1997, as we began growing nationally, there has been a significant increase in our product placements and references to our products on television programs and in selected films, including NBC Today Show, Rosie O'Donnell, The Tonight Show with Jay Leno, Ally McBeal, NYPD Blue, The Practice and Primary Colors. We have been mentioned in more than 80 television shows during 1998 and 1999. We have also been featured or mentioned in over 1,000 print publications in those two years, including The Wall Street Journal., The New York Times, the Washington Post, the Los Angeles Times, Forbes and Fast Company. We believe the increasing number of placements and references are a reflection of the growing interest in our product and brand.


ADVERTISING. Relationship marketing and product placement have been central to building our brand awareness. Although our marketing strategy has not historically employed traditional advertising, we intend to develop and test media advertising in a manner consistent with our brand principles.


STORE LOCATIONS AND OTHER PROPERTIES

STORES. As of October 31, 1999, there were 141 Krispy Kreme stores operating in 27 states, 59 of which were owned by us, 33 of which were owned by area developers and 49 of which were owned by associates. The following map and table shows the geographic location of these stores by ownership category.

              (MAP AND LIST SHOWING KRISPY KREME STORE LOCATIONS)

All of our stores, except for our Charlotte manufacturing facility, have on-premises sales, and 97 stores also engage in off-premises sales.

Of the 59 stores we operated ourselves as of October 31, 1999, we owned the land and buildings for 32 stores. We leased both the building and the land for 12 stores. We leased only the building for six stores, and we leased only the land for nine stores.

SATELLITE STORES. Our franchisees operated 14 satellite locations as of October 31, 1999. A satellite location is a retail doughnut store that does not produce doughnuts on site. Satellite locations are supplied with doughnuts from another local Krispy Kreme store that has production capability.

SPECIAL PRODUCTION FACILITIES. The manufacturing facility in Charlotte, North Carolina produces doughnuts and other bakery items, such as honey buns, fruit pies, dunkin sticks and miniature doughnuts for off-premises sales.

OTHER PROPERTIES. Our corporate headquarters is located in Winston-Salem, North Carolina. We occupy this facility of approximately 35,000 square feet under a lease which expires on December 31, 2009, with one five-year renewal option. We also own a 137,000 square foot manufacturing plant and distribution center in Winston-Salem.

MANAGEMENT INFORMATION SYSTEMS

Krispy Kreme has a management information system that allows for the rapid communication of extensive information among our corporate office, support operations, company stores, associates and area developers. Our franchisees and other affiliates connect to this system through our Intranet and have access to e-mail and the ability to provide financial reporting. We have adopted a balanced scorecard approach for measuring key performance drivers in each of our business units. Scorecard data are generated internally through our management information system.

An enterprise resource planning system supports all major financial and operating functions within the corporation including financial reporting, inventory control and human resources. A comprehensive data warehouse system supports the financial and operating needs of our Store Operations and Support Operations.

All company stores have been retrofitted with a Windows NT-based point of sale, or POS, system. This POS system provides each store with the ability to more closely manage on-premises and off-premises sales while providing a kiosk into our Intranet. We poll the sales information from each store's POS system which gives us the ability to analyze data regularly. Daily two-way electronic communication with our stores permits sales transactions to be uploaded and price changes to be downloaded to in-store POS servers.

Direct store delivery sales operations have access to an internally-developed route accounting system networked into the corporate Intranet. Information from these systems is polled weekly and aggregated into the corporate manufacturing data warehouse.

All information technology hardware, including POS systems, is leased.

COMPETITION


Our competitors include retailers of doughnuts and snacks sold through supermarkets, convenience stores, restaurants and retail stores. We compete against Dunkin' Donuts, which has the largest number of outlets in the doughnut retail industry, as well as against regionally and locally owned doughnut shops. We compete on elements such as food quality, concept, convenience, location, customer service and value. Customer service, including frequency of deliveries and maintenance of fully stocked shelves, is an important factor in successfully competing for shelf space in grocery stores and convenience stores.

We believe that our controlled process, which ensures the high volume production of premium quality doughnuts, makes us strong competitors in both food quality and value. Through our comprehensive site selection process and uniform store specifications and designs, we identify premiere locations that are highly visible and increase customer convenience.


We believe that in the in-store bakery market, many operators are looking for cost-effective alternatives to making doughnuts on-site. With a quality product and recognized brand name, Krispy Kreme has been able to provide a turnkey program that is profitable for the grocer. In addition, we also believe that we compete effectively in convenience stores. There is an industry trend moving towards expanded fresh product offerings during morning and evening drive times, and products are either sourced from a central commissary or brought in by local bakeries. Krispy Kreme provides a fresh daily delivery, merchandised in an attractive branded display which retailers must use to participate in the program. Through effective signage and merchandising, operators are able to draw customers into the store, thus gaining add-on sales. As category management increases in this segment, growth will come from increased market penetration and enhanced display opportunities for our products.

In the packaged doughnut market we offer a full product line of doughnuts and snacks that are sold on a consignment basis and are typically merchandised on a free-standing branded display. We compete primarily with other well known producers of baked goods such as Hostess and Dolly Madison and some regional brands.

TRADEMARKS


Our doughnut shops are operated under the Krispy Kreme name and we use over 40 federally registered trademarks, including "Krispy Kreme" and "Hot Doughnuts Now" and the logos associated with these marks. We have also registered some of our trademarks in approximately 20 other countries. We license the use of these trademarks to our franchisees for the operation of their doughnut shops. We also license the use of certain trademarks to convenience stores and grocery stores in connection with the sale of some of our products at those locations.



Although we are not aware of anyone else who is using "Krispy Kreme" or "Hot Doughnuts Now" as a trademark or service mark, we are aware that some businesses are using "Krispy" or a phonetic equivalent, such as "Crispie Creme," as part of a trademark or service mark associated with retail doughnut stores. There may be similar uses we are unaware of which could arise from prior users. We aggressively pursue persons who unlawfully and without our consent use our trademarks.


GOVERNMENT REGULATION

LOCAL REGULATION. Our stores are subject to licensing and regulation by a number of government authorities, which may include health, sanitation, safety, fire, building and other agencies in the states or municipalities in which our doughnut shops are located. Developing new doughnut stores in particular areas could be delayed by problems in obtaining the required licenses and approvals or by more stringent requirements of local government bodies with respect to zoning, land use and environmental factors. Our standard development and franchise agreements require our area developers and associates to comply with all applicable federal, state and local laws and regulations, and indemnify us for costs we may incur attributable to their failure to comply.

FOOD PRODUCT REGULATION. Our doughnut mixes are produced at our manufacturing facility in Winston-Salem, North Carolina. The North Carolina Department of Agriculture has regulatory power over food products shipped from this facility, as well as from Krispy Kreme's commissary in Charlotte, North Carolina. Similar state regulations may apply to products shipped from our doughnut shops to grocery or convenience stores. Many of our grocery and convenience store customers require us to guarantee our products' compliance with applicable food regulations.

As is the case for other food producers, numerous other government regulations apply to our products. For example, the ingredient list, product weight and other aspects of our product labels are subject to state and federal regulation for accuracy and content. Most states will periodically check the product for compliance. The use of various product ingredients and packaging materials is regulated by the U.S. Department of Agriculture and the Federal Food and Drug Administration. Conceivably, one or more ingredients in our products could be banned and substitute ingredients would then need to be found.

FRANCHISE REGULATION. We must comply with regulations adopted by the Federal Trade Commission, or the FTC, and with several state laws that regulate the offer and sale of franchises. The FTC's Trade Regulation Rule on Franchising, or the FTC Rule, and certain state laws require that we furnish prospective franchisees with a franchise offering circular containing information prescribed by the FTC Rule and applicable state laws and regulations.

We also must comply with a number of state laws that regulate some substantive aspects of the franchisor-franchisee relationship. These laws may limit a franchisor's ability to: terminate or not renew a franchise without good cause; prohibit interference with the right of free association among franchisees; disapprove the transfer of a franchise; discriminate among franchisees with regard to charges, royalties and other fees, and place new stores near existing franchises. To date, these laws have not precluded us from seeking franchisees in any given area and have not had a material adverse effect on our operations.

Bills intended to regulate certain aspects of franchise relationships have been introduced into Congress on several occasions during the last decade, but none has been enacted.

EMPLOYMENT REGULATIONS. We are subject to state and federal labor laws that govern our relationship with employees, such as minimum wage requirements, overtime and working conditions and citizenship requirements. Many of our on-premises and delivery personnel are paid at rates related to the federal minimum wage. Accordingly, further increases in the minimum wage could increase our labor costs. Furthermore, the work conditions at our facilities are regulated by the Occupational Safety and Health Administration and subject to periodic inspections.

OTHER REGULATIONS. We have several contracts to serve United States military bases, which require compliance with certain applicable regulations. The stores which serve these military bases are subject to health and cleanliness inspections by military authorities. These accounts are not material to our overall business. We are also subject to federal and state environmental regulations, but we currently believe that these will not have a material effect on our operations.

EMPLOYEES

As of October 31, 1999 we had 2,923 employees. Of these, 196 were employed in our administrative offices and 100 were employed in our manufacturing and distribution centers. In our company-owned stores and commissaries, we have 2,627 employees. Of these, 2,364 are full-time, including 182 managers and administrators.

None of our employees are parties to a collective bargaining agreement, although we have experienced occasional unionization initiatives. We believe our relationships with our employees are good.

LEGAL PROCEEDINGS

As of the date of this prospectus, we are not a party to any litigation that we believe is likely to have a material effect on our financial condition or results of operations.


OUR PRE-OFFERING REORGANIZATION AND OTHER MATTERS



Currently, all of the stock of Krispy Kreme Doughnuts, Inc. is owned by Krispy Kreme Doughnut Corporation, which was incorporated in 1982. Krispy Kreme Doughnuts, Inc., the issuer of the common stock offered by this prospectus, was incorporated in North Carolina in 1999 to be the holding company for Krispy Kreme Doughnut Corporation and its other subsidiaries. This will be effected through a corporate reorganization in the form of a merger in which each outstanding share of common stock of Krispy Kreme Doughnut Corporation will be converted into the right to receive 20 shares of common stock of Krispy Kreme Doughnuts, Inc. and $15.00 in cash. This merger will occur prior to the closing of this offering.



As a result of the merger, Krispy Kreme Doughnut Corporation will become a wholly-owned subsidiary of Krispy Kreme Doughnuts, Inc., and all the shareholders of Krispy Kreme Doughnut Corporation will become shareholders of Krispy Kreme Doughnuts, Inc. We believe that the holding company structure will provide greater organizational flexibility and broaden the alternatives available for future financings. The new holding company structure will create a framework for future growth, promote new business opportunities and facilitate the formation of joint ventures or other business combinations with third parties.



After this offering, we intend to furnish to our shareholders annual reports containing audited financial statements and quarterly reports containing unaudited interim financial information for the first three quarters of each fiscal year.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

The following contains information concerning our directors and executive officers as of December 10, 1999, each of whom will continue to serve in the following capacities for both us and our operating subsidiary after this offering:

------------------------------------------------------------------------------------------------
                                                                                      DIRECTOR
NAME                       AGE   POSITION                                           TERM EXPIRES
------------------------------------------------------------------------------------------------
Scott A. Livengood.......  47    Chairman of the Board of Directors, President and      2001
                                 Chief Executive Officer
John N. McAleer..........  41    Vice Chairman of the Board of Directors and            2002
                                 Executive Vice President, Concept Development
J. Paul Breitbach........  62    Executive Vice President, Finance, Administration        --
                                 and Support Operations
Margaret M. Urquhart.....  50    Executive Vice President and Chief Operating             --
                                 Officer
Randy S. Casstevens......  34    Senior Vice President, Finance and Secretary             --
L. Stephen Hendrix.......  50    Senior Vice President, Company Store and                 --
                                 Associate Operations
Michelle P. Parman.......  37    Senior Vice President, Corporate Development             --
Robert H. Vaughn, Jr.....  43    Senior Vice President, Area Developer Operations         --
Philip R.S. Waugh, Jr....  39    Senior Vice President, Franchise Development             --
Frank E. Guthrie.........  60    Director                                               2000
William T. Lynch, Jr.....  57    Director                                               2002
Joseph A. McAleer, Jr....  49    Director                                               2001
Robert L. McCoy..........  50    Director                                               2000
Robert J. Simmons........  76    Director                                               2000
Steven D. Smith..........  46    Director                                               2001
Robert L. Strickland.....  68    Director                                               2002

---------------

SCOTT A. LIVENGOOD has been employed by Krispy Kreme since 1978. He was appointed Chairman of the board of directors in October 1999. He has served as Chief Executive Officer since February 1998 and as President since August 1992. From August 1992 to January 1998, Mr. Livengood was also Chief Operating Officer. He has served as a director since February 1994.

JOHN N. MCALEER has been employed by Krispy Kreme since 1981. Mr. McAleer has served as Executive Vice President, Concept Development and as Vice Chairman of the board of directors since October 1999. He has also served as Executive Vice President, Brand Development from March 1998 until October 1999, Executive Vice President, Marketing from August 1992 until March 1998 and as Senior Vice President, Marketing, Real Estate and Construction from September 1990 until August 1992. Mr. McAleer has served as a director since September 1990 and served as Chairman of the board of directors from February 1998 until October 1999. Mr. McAleer is the brother of Mr. Joseph A. McAleer, Jr., another member of the board of directors.

J. PAUL BREITBACH has been employed by Krispy Kreme since November 1992 as Executive Vice President, Finance, Administration and Support Operations. From 1973 to November 1992, Mr. Breitbach was a partner at the accounting firm of Price Waterhouse, and from 1983 to 1992 was managing partner of that firm's Winston-Salem, North Carolina office. From 1987 to 1992 he was also group managing partner for all Price Waterhouse offices in North Carolina and South Carolina. Mr. Breitbach is a certified public accountant.

MARGARET M. URQUHART has been employed with Krispy Kreme as Executive Vice President and Chief Operating Officer since December 1999. Prior to joining Krispy Kreme, Ms. Urquhart was President of Lowes Foods, a supermarket chain, since November 1995. From July 1993 until November 1995, Ms. Urquhart was President of Spurwink Consulting Group, a consulting firm advising national consumer goods manufacturers and retailers. Previously, she was employed for 17 years in various capacities with Hannaford Bros. Co., a supermarket chain, including as President of its subsidiary, Wellby Super Drug Stores.

RANDY S. CASSTEVENS has been employed by Krispy Kreme since 1993. Mr. Casstevens has served as Senior Vice President, Finance, since April 1998 and as Secretary since November 1995. Prior to joining Krispy Kreme, Mr. Casstevens was employed by Price Waterhouse from 1987 to 1993. Mr. Casstevens is a certified public accountant.

L. STEPHEN HENDRIX has been employed by Krispy Kreme since January 1978. From October 1993 to March 1995, Mr. Hendrix served as Senior Vice President, Development. Mr. Hendrix has served as Senior Vice President, Company Store and Associate Operations, since March 1995.

MICHELLE P. PARMAN has been employed by Krispy Kreme since 1993. Ms. Parman has served as Senior Vice President, Corporate Development since April 1998. Previously, she served as Vice President, Strategic Planning. Before joining Krispy Kreme, Ms. Parman was employed by Price Waterhouse from 1984 to 1993. Ms. Parman is a certified public accountant.

ROBERT H. VAUGHN, JR. has been employed by Krispy Kreme since March 1998. Mr. Vaughn has served as Senior Vice President, Area Developer Operations since December 1999. Previously, he served as Senior Vice President, Sales and Marketing. From January 1993 to March 1998, Mr. Vaughn was President of Gullwing Productions, a licensed apparel company. Mr. Vaughn also served in various capacities with Hanes Printables, a printed and embroidered sportswear manufacturer and a division of Sara Lee Knit Products and the Sara Lee Corporation, from September 1987 until November 1992.

PHILIP R.S. WAUGH, JR. has been employed by Krispy Kreme since May 1993. He has served as Senior Vice President, Franchise Development since April 1998. Previously, he served as Vice President, Franchising. From October 1991 until he joined Krispy Kreme, Mr. Waugh served as Vice President, Corporate Banking with Southern National Bank of North Carolina. From 1982 until October 1991, he served in various capacities with Wachovia Bank, N.A. Mr. Waugh is a co-owner of Midwest Doughnuts, LLC, our Kansas City franchisee.

FRANK E. GUTHRIE has been a director since February 1994. Mr. Guthrie has been President of Magic City Doughnuts Corp., our Orlando area franchisee, since 1998, and co-owns that company with another one of our directors, Mr. McCoy. He has also been President and owner of Classic City Doughnuts Corp., our Athens, Georgia franchisee, since 1992. Additionally, he has been employed by Augusta Doughnut Company, our Augusta, Georgia franchisee, in various capacities since 1961, and he is currently its President and majority owner.


WILLIAM T. LYNCH, JR. has been a director since November 1998. He has served as President and Chief Executive Officer of Liam Holdings LLC, a marketing and capital management firm, since

April 1997. Mr. Lynch retired as President and Chief Executive Officer of Leo Burnett Co. in March 1997 after serving with that advertising agency for 31 years.


JOSEPH A. MCALEER, JR. has been a director since May 1988. Mr. McAleer served as Chairman of the board of directors and Chief Executive Officer from September 1995 until his retirement from Krispy Kreme in January 1998. He also served as President from May 1988 until August 1992 and as Chief Operating Officer from May 1988 until August 1992. Mr. McAleer is a co-owner with Mr. Smith, another one of our directors, of Dallas Doughnuts, our Dallas/Fort Worth franchisee. Mr. McAleer is also manager and owner of Mackk LLC, our Mobile, Alabama franchisee. Mr. McAleer is the brother of John N. McAleer, Vice Chairman of our board of directors.

ROBERT L. MCCOY has been a director since February 1994. Mr. McCoy has been President and majority owner of Gulf Florida Doughnut Corp., our Tampa, Florida franchisee, since November 1983, and he is Vice President and co-owner of Magic City Doughnuts with Mr. Guthrie.

ROBERT J. SIMMONS has been a director since May 1989. Since 1970, he has also been the President and majority owner of Simac, Inc., our Akron, Ohio franchisee.

STEVEN D. SMITH has been a director since April 1991. Since April 1997, Mr. Smith has been President, and a co-owner with Mr. Joseph A. McAleer, Jr., of Dallas Doughnuts. He has also been President and majority owner of Dales Doughnut Corp., our Tallahassee and Panama City, Florida franchisee, since 1985 and Dales of Dothan, Inc., our Dothan, Alabama franchisee, since 1991. He has also been the Chief Executive Officer and owner of Smiths Doughnuts Inc., our Tuscaloosa, Alabama franchisee, since 1994.

ROBERT L. STRICKLAND has been a director since November 1998. Mr. Strickland retired as Chairman of the Board of Directors of Lowe's Companies, Inc., a home improvement retailer, in January 1998, after 41 years of service. He is still a director of Lowe's. Mr. Strickland is also a director of T. Rowe Price Associates, an investment management firm, and Hannaford Bros. Co., a supermarket chain.

BOARD OF DIRECTORS

CLASSIFICATION OF DIRECTORS

The board of directors is divided into three classes under our articles of incorporation. Class I consists of three directors who will stand for election at the annual meeting of shareholders to be held in 2000. Class II consists of three directors who will stand for election at the annual meeting of shareholders to be held in 2001. Class III consists of three directors who will stand for election at the annual meeting of shareholders to be held in 2002.


We intend to nominate two additional independent directors for election to the board shortly after this offering. After their initial term following this offering, directors in each class will serve for a term of three years. Our bylaws provide that directors can be removed only with cause by a two-thirds majority of the shareholders. Officers are chosen by and serve at the discretion of the board of directors.


BOARD COMMITTEES

The audit committee has the responsibility to review our audited consolidated financial statements and accounting practices and to consider and recommend the employment of, and approve the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. Messrs. William T. Lynch, Jr., Steven D. Smith, Frank E. Guthrie and Robert J. Simmons comprise the members of the audit committee.

The compensation committee reviews and approves the compensation and benefits for our executive officers and the employee benefit plans for all other employees. It makes recommendations to our board of directors regarding these matters. Messrs. Robert L. Strickland, Robert L. McCoy and Joseph A. McAleer, Jr. comprise the members of the compensation committee.

EXECUTIVE COMPENSATION


The table below provides information concerning the total compensation received for services rendered to Krispy Kreme during its fiscal year ended January 30, 2000 by our chief executive officer and Krispy Kreme's four other highest paid executive officers, who are referred to as the named officers. "Other annual compensation" includes perquisites and other personal benefits paid to each of the named officers, such as automobile allowances, club dues and medical insurance premiums.



Amounts under "LTIP Payouts" represent bonuses paid to cover loan repayments due to Krispy Kreme in connection with the recognition of income upon the conversion of the Long-Term Incentive Plan, or LTIP, by the named officer. See "-- Other compensation -- Conversion of the Long-Term Incentive Plan" for more information. Amounts under "All Other Compensation" represent the dollar value of bonuses credited to the named officers under our stock bonus plans. See
"-- Other Compensation -- Stock Bonus Plan" and "-- Supplemental Retirement
Plan."



Fiscal 2000 Summary Compensation Table



                            ---------------------------------------------------------------------------------
                                                                    LONG-TERM COMPENSATION
                                   ANNUAL COMPENSATION           -----------------------------
                            ----------------------------------        COMMON SHARES
                                                  OTHER ANNUAL           UNDERLYING       LTIP      ALL OTHER
NAMED OFFICER                 SALARY      BONUS   COMPENSATION              OPTIONS    PAYOUTS   COMPENSATION
-------------               --------   --------   ------------   ------------------   --------   ------------
Scott A. Livengood........  $332,446   $448,386     $66,751           580,000         $151,098   $  46,331
  Chairman of the Board,
    President and Chief
    Executive Officer
J. Paul Breitbach.........   234,731    297,316      57,547           150,000          162,434      33,169
  Executive Vice
    President, Finance,
    Administration and
    Support Operations
John N. McAleer...........   199,845    253,129      52,903           150,000           80,636      28,240
  Vice Chairman of the
    Board and Executive
    Vice President,
    Concept Development
L. Stephen Hendrix........   130,091    125,502      31,824            60,000           35,729      16,565
  Senior Vice President,
    Company Store and
    Associate Operations
Robert H. Vaughn, Jr......   139,792    132,798       3,372            60,000               --      16,425
  Senior Vice President,
    Area Developer
    Operations


STOCK OPTIONS


In fiscal 1999, we established the 1998 Stock Option Plan. Under the terms of the plan, 1,913,000 shares of our common stock are reserved for issuance to employees and directors. Grants may be made to participants in the form of either incentive stock options or nonqualified stock options. A board committee is granted discretion to administer the plan. Options granted to employees under the plan vest ratably over a three-year period commencing with the second anniversary of the grant date. Options granted to directors under the plan vest ratably over a three-year period commencing on the grant date of the options.



In fiscal 1999, 1,558,000 options were granted to all employees as a group, and 273,000 options were granted to non-employee directors. All such grants were made under our 1998 stock option plan and are nonqualified stock options. The options are for a term of ten years and vest in one-third increments over a three-year period that begins on the second anniversary after the date of grant. Under the terms of the plan, any forfeitures of options by participants for any reason will be granted to Mr. Livengood, up to a maximum of 140,000 shares. All shares of our common stock acquired pursuant to the exercise of stock options are subject to a stock purchase agreement and, at the board committee's discretion, a separate voting agreement, neither of which will be in effect following the completion of this offering. No options were granted to the named officers in fiscal 2000.



The following table shows information concerning stock options held by each of the named officers at January 30, 2000. None of the named officers held exercisable options as of that date. The value of unexercised in-the-money options assumes the fair value at fiscal year end was $19.00 per share, which is the mid-point of the range shown on the cover page of this prospectus.


Fiscal Year End Option Values


                                                       -----------------------------------------------
                                                                                              VALUE OF
                                                                                           UNEXERCISED
                                                                    COMMON SHARES         IN-THE-MONEY
                                                           UNDERLYING UNEXERCISED              OPTIONS
NAMED OFFICER                                          OPTIONS AT FISCAL YEAR END   AT FISCAL YEAR END
-------------                                          --------------------------   ------------------
Scott A. Livengood...................................           580,000                 $8,015,600
J. Paul Breitbach....................................           150,000                  2,073,000
John N. McAleer......................................           150,000                  2,073,000
L. Stephen Hendrix...................................            60,000                    829,200
Robert H. Vaughn, Jr.................................            60,000                    829,200


RETIREMENT INCOME PLAN FOR KEY EMPLOYEES

Effective May 1, 1994, we established a noncontributory, nonqualified defined benefit pension plan known as the Retirement Income Plan for Key Employees for certain of our key employees. The benefits under the retirement plan are based on years of service after 1993 and average final compensation during the employee's career.

The following table shows estimated annual benefits payable to participants in the retirement plan upon retirement at age 65 at the specified remuneration in the various years of service classifications:

Retirement Plan Table

                                                          ---------------------------------------
                                                                                 YEARS OF SERVICE
                                                          ---------------------------------------
FINAL AVERAGE COMPENSATION                                     15        20         25         30
--------------------------                                -------   -------   --------   --------
$100,000................................................  $15,000   $20,000   $ 25,000   $ 30,000
$200,000................................................   30,000    40,000     50,000     60,000
$300,000................................................   45,000    60,000     75,000     90,000
$400,000................................................   60,000    80,000    100,000    120,000


Except for Mr. Vaughn, each of the named officers has five years of credited service. Final average compensation is based solely on the officer's salary. Benefits are computed on a straight-life annuity basis and are not subject to any deductions.


OTHER COMPENSATION


Conversion of the Long-Term Incentive Plan


The Employees' Long-Term Incentive Plan, or the LTIP, enabled eligible employees to defer some or all of bonuses earned under our incentive compensation plans. The deferred amounts were converted to units of phantom stock based on a formula contained in the LTIP. The phantom stock units granted under the LTIP were credited with dividends in a manner identical to our common stock. Pursuant to the terms of the LTIP, a participant's account was to be distributed to him in accordance with the deferral election made by the participant.


In fiscal 1999, we determined that it was in Krispy Kreme's best interest to liquidate the LTIP. Accordingly, we undertook a conversion program whereby phantom stock units under the LTIP were converted into an equivalent number of actual shares of Krispy Kreme common stock. Participants who elected to participate in the conversion received a distribution of shares of our common stock. Non-participants received a cash payout. All shares so distributed are subject to a stock purchase agreement and a special voting agreement, neither of which will be in effect upon completion of this offering.


Because the distribution of shares of our common stock pursuant to the conversion triggered recognition of income for participants, we established a loan program by which we made 10-year loans with fixed 6% rates of interest available to senior executive participants in an amount equal to 45% of the amount of income recognized as a result of the conversion. Pursuant to this program, we extended loans to the following officers and directors on August 31, 1998:


                                                           -----------------------------------------
                                                                                  AMOUNT OUTSTANDING
OFFICER OR DIRECTOR                                        PRINCIPAL AMOUNT   AS OF OCTOBER 31, 1999
-------------------                                        ----------------   ----------------------
Scott A. Livengood.......................................      $449,730              $415,610
J. Paul Breitbach........................................       532,279               491,897
John N. McAleer..........................................       261,406               241,574
L. Stephen Hendrix.......................................       124,663               115,205
Joseph A. McAleer, Jr....................................       504,390               466,123



Some of our other officers and directors also received loans of less than $60,000. Although we are not legally obligated to do so, we have paid and intend to pay supplemental bonuses to the participants over the ten-year period of the loan in an amount necessary to enable the participant to make the loan payment due us after payment of federal and state taxes. The amounts shown in the "Fiscal 2000 Summary Compensation Table" under the "LTIP Payouts" column reflects the bonuses paid to the named officers in that year.



Stock Bonus Plan



Effective February 1, 1999, we established a stock bonus plan. The stock bonus plan provides that Krispy Kreme, in its discretion, may make annual contributions to the plan. Contributions will be made either in the form of Krispy Kreme stock or, if made in cash, invested primarily in Krispy Kreme stock. Company contributions are allocated to eligible employees based on a specific percentage of compensation.



Supplemental Retirement Plan



Effective February 1, 1999, we established a nonqualified supplemental retirement plan for certain management employees. This plan has two components. It provides for "make-whole" contributions to certain management employees whose benefits under the stock bonus plan are limited as a result of legal restrictions on the amount of compensation that can be taken into account under the stock bonus plan. Under this component of this plan, we intend to make a contribution consistent with the contribution made for participants in the stock bonus plan. Contributions will be made in the form of Krispy Kreme stock, or if made in cash, invested primarily in Krispy Kreme stock. In the future, the plan will also provide eligible participants with the opportunity to defer the same percentage of compensation that nonhighly compensated employees can defer under our 401(k) plan.

Subject to tax limits, we intend to fund the stock bonus plan and the stock bonus component of the supplemental retirement plan for fiscal 2000 by contributing 144,737 shares of stock contemporaneously with this offering. Amounts credited to the named officers for stock bonuses in fiscal 2000 are shown under the "All Other Compensation" column in the "Fiscal 2000 Summary Compensation Table."


Compensation of directors


We compensate each director who is not an employee with an annual fee of $18,800. Beginning in our fiscal year ending January 28, 2001, this fee will be paid quarterly. Non-employee directors also receive additional fees of $300 per quarter for miscellaneous expenses and approximately $200 monthly for insurance coverage for themselves and their spouses. In addition to these fees, we reimburse each director for travel and other related expenses incurred in attending meetings of the board of directors. In fiscal 1999, we granted each of our seven non-employee directors nonqualified stock options for 39,000 shares under the 1998 stock option plan. These options vest ratably over a three-year period commencing on the grant date and have an exercise price of $5.18 per share. Options for 91,000 shares are currently exercisable.


Restricted stock plan


In November 1993 and April 1994, the board of directors authorized the issuance of 252,900 and 50,000 shares of restricted stock, respectively, to some of our directors and officers. We made loans to each of the participants for the purchase of these restricted shares. The loans were repaid over a four to six year period and bore interest at 6% per annum. All of these loans have been repaid and all restrictions on the purchased shares have lapsed. The following named officers received loans to purchase restricted stock: Scott A.
Livengood -- $155,311; J. Paul Breitbach -- $116,652; and John N.
McAleer -- $52,844. Some of our other directors also received loans in amounts not exceeding $60,000. We paid the restricted stock plan participants a bonus each year equal to the installment due on the loan.


EXECUTIVE CONTRACTS, TERMINATION AND CHANGE-IN-CONTROL ARRANGEMENTS

Employment contracts

Krispy Kreme has entered into employment agreements with the following named officers:

Scott A. Livengood. Mr. Livengood's employment agreement expires on August 10, 2002. Commencing on August 10, 2000, the term of the agreement is automatically extended for successive one-year periods each year as of August 10, unless Krispy Kreme notifies him, on or before that date each year, that his term is not being extended. Mr. Livengood receives an annual salary of $332,446 and is eligible for annual increases and a performance-based bonus. Additionally, Mr. Livengood receives non-incentive compensation in the amount of $5,081 per month. He is entitled to participate in and receive other employee benefits which may include, but are not limited to, benefits under any life, health, accident, disability, medical, dental and hospitalization insurance plans, use of a company automobile or an automobile allowance, and other perquisites and benefits as are provided to senior managers.

Mr. Livengood's employment agreement may be terminated by Krispy Kreme for good cause. If the agreement is terminated without good cause, Mr. Livengood is entitled to a severance payment consisting of:

     - An amount equal to his current annual base salary and non-incentive compensation through the expiration date of the agreement

     - A lump sum payment, payable within 30 days of termination, equal to his current monthly base salary multiplied by the number of months between the month of discharge and the preceding August, inclusive

     - A lump sum payment, payable within 30 days of termination, equal to three times Mr. Livengood's bonus, calculated at 50% of his annualized base salary for the then current fiscal year, and discounted at the rate of 6% per annum

Mr. Livengood is entitled to the same payments if he terminates his employment after a change in control of Krispy Kreme and his duties or responsibilities with Krispy Kreme are diminished, or he is required to relocate or Krispy Kreme fails to maintain his corporation or benefits levels.

If Mr. Livengood's employment is terminated by reason of death, retirement or voluntary termination, Krispy Kreme will pay him or his estate his base salary, non-incentive compensation, bonuses and benefits through the expiration date of the agreement. In the event he dies, his estate will be paid a $5,000 benefit. In the event Mr. Livengood's employment is terminated by reason of disability, Krispy Kreme will pay his base salary, non-incentive compensation, bonuses and benefits for a period of six months following the date of disability. In addition, if Mr. Livengood is terminated for any reason other than by voluntary termination or upon a change in control of Krispy Kreme (whether or not he terminates employment), his outstanding stock options will fully vest.

Krispy Kreme will also pay Mr. Livengood an additional amount equal to any excise tax he is required to pay due to any payments under his agreement constituting "excess parachute payments" under the Internal Revenue Code, as well as any additional income taxes or excise taxes imposed on such payments.

In the event Mr. Livengood's employment is terminated for good cause or he terminates voluntarily, Mr. Livengood will be subject to a non-compete agreement for a period of two years following the termination. During this two year period, Mr. Livengood will be prohibited from engaging in the business of making and selling doughnuts and complementary products within certain defined geographical areas. This prohibition does not apply, however, to Mr. Livengood's development rights described in "Related Party Transactions."

John N. McAleer. Mr. McAleer's employment agreement expires on August 10, 2002. Commencing on August 10, 2000, the term of this agreement is automatically extended for successive one-year periods each year as of August 10, unless Krispy Kreme notifies him, on or before that date each year, that his term is not being extended. Mr. McAleer receives an annual salary of $199,845 and is eligible for annual increases and for a performance-based bonus. Additionally, Mr. McAleer receives non-incentive compensation in the amount of $3,927 per month. Mr. McAleer is entitled to participate in and receive other employee benefits and perquisites similar to those provided to Mr. Livengood, and the severance provisions for Mr. McAleer are also similar to Mr. Livengood's.

J. Paul Breitbach. Mr. Breitbach's employment agreement expires on August 10, 2001. Commencing on August 10, 2000, the term of this agreement is automatically extended for successive one-year periods each year as of August 10, unless Krispy Kreme notifies him, on or before that date each year, that his term is not being extended. Mr. Breitbach receives an annual salary of $234,732 and is eligible for annual increases and for a performance-based bonus. Additionally, Mr. Breitbach receives non-incentive compensation in the amount of $4,314 per month. Mr. Breitbach is entitled to participate in and receive other employee benefits and perquisites similar to those provided to Mr. Livengood, and the severance provisions for Mr. Breitbach are also similar to Mr. Livengood's.

Termination arrangements

On August 10, 1999, our board of directors approved the transfer to Mr. Livengood of some membership benefits to the Educational Foundation of the University of North Carolina at Chapel Hill upon Mr. Livengood's termination of service.

Change-in-control arrangements

The option agreements under our stock option plan provide that all options become vested and exercisable upon a corporate reorganization, as defined in the stock option plan, provided that the executives Krispy Kreme employed on the date of that corporate reorganization remain employed by Krispy Kreme on the date of the corporate reorganization.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


Messrs. Robert L. Strickland, Robert L. McCoy and Joseph A. McAleer, Jr. comprised the members of the compensation committee during our fiscal year ended January 30, 2000. Mr. McAleer is a former executive officer of Krispy Kreme, and both Messrs. McAleer and McCoy conduct business with Krispy Kreme through franchises as described in "Related Party Transactions."

                             PRINCIPAL SHAREHOLDERS


The following table presents information regarding the beneficial ownership of common stock as of October 28, 1999 by: (1) each person who beneficially owns more than 5% of our common stock; (2) each of our directors and named officers; and (3) all current executive officers and directors as a group. Beneficial ownership is determined under the rules of the Securities and Exchange Commission, or SEC. These rules deem common stock subject to options currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or of a group of which the person is a member, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person or group. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with regard to all shares beneficially owned. The applicable percentage ownership for each shareholder before the offering is based on 9,340,220 shares of common stock outstanding as of October 28, 1999. The percentages for after the offering give effect to the issuance of 3,000,000 shares in this offering and the contribution of 144,737 shares to our new stock bonus plan contemporaneously with this offering.



                                                        ----------------------------------------
                                                                                   PERCENT
                                                                                BENEFICIALLY
                                                                                    OWNED
                                                                             -------------------
                                                          NUMBER OF SHARES     BEFORE      AFTER
NAME                                                    BENEFICIALLY OWNED   OFFERING   OFFERING
----                                                    ------------------   --------   --------
Jeanne McAleer Sanderford (1).........................      2,533,480          27.1%      20.3%
Robert L. McCoy (2)(3)(4).............................        705,380           7.5        5.6
Bonnie Silvey Vandegrift (4)(5).......................        625,000           6.7        5.0
Carolyn McCoy (4)(6)..................................        550,000           5.9        4.4
Joseph A. McAleer, Jr. (2)............................        455,720           4.9        3.6
John N. McAleer.......................................        346,520           3.7        2.8
J. Paul Breitbach (7).................................        324,560           3.5        2.6
Scott A. Livengood....................................        307,860           3.3        2.5
Steven D. Smith (2)(8)................................        193,580           2.1        1.5
Frank E. Guthrie (2)(9)...............................        180,380           1.9        1.4
Robert J. Simmons (2)(10).............................        133,000           1.4        1.1
L. Stephen Hendrix....................................         73,460             *
William T. Lynch (2)(11)..............................         33,000             *
Robert L. Strickland (2)..............................         33,000             *
Robert H. Vaughn, Jr..................................         20,000             *
All directors and executive officers as a group (16
  persons)............................................      2,905,500          30.8       23.1


---------------

*   Less than one percent.


(1) Includes: (a) 2,344,060 shares owned by the estate of Joseph A. McAleer, of which Mrs. Sanderford is the executrix. Mrs. Sanderford's address is 6148 Lennox Place, Mobile, Alabama 36693; (b) 2,000 shares held by a trust for the benefit of Carter Reid Sanderford, of which Mrs. Sanderford is the trustee; and (c) 2,000 shares held by a trust for the benefit of Ryan Nicholas Sanderford, of which Mrs. Sanderford is the trustee.

(2) Includes 13,000 shares issuable upon the exercise of currently vested stock options awarded under our stock option plan.



(3) Includes: (a) 15,000 shares owned beneficially by Patricia B. McCoy, Mr. McCoy's spouse; (b) 20,000 shares held by the Patricia B. McCoy Revocable Trust, a trust of which Patricia B. McCoy is the sole trustee; (c) 10,000 shares held by the Robert L. McCoy Revocable Trust, a trust of which Mr. McCoy is the sole trustee; (d) 9,200 shares held by the William Robert McCoy Trust established under the Florida Uniform Trust for Minors Act, a trust of which Mr. McCoy is the sole custodian; (e) 9,300 shares held by the Julie Ann McCoy Trust established under the Florida Uniform Trust for Minors Act, a trust of which Mr. McCoy is the sole custodian; (f) 9,000 shares held by the Robert Bailey McCoy Trust established under the Florida Uniform Trust for Minors Act, a trust of which Mr. McCoy is the sole custodian; (g) 9,000 shares held by the Sarah Elizabeth McCoy Trust established under the Florida Uniform Trust for Minors Act, a trust of which Mr. McCoy is the sole custodian; (h) 9,000 shares held by the Lisa Michelle McCoy Trust established under the Florida Uniform Trust for Minors Act, a trust of which Mr. McCoy is the sole custodian; and (i) 9,000 shares held by the Michael Phillip McCoy Trust established under the Florida Uniform Trust for Minors Act, a trust of which Mr. McCoy is the sole custodian. Mr. McCoy's address is 8425 North Florida Avenue, Tampa, Florida 33604.



(4) Includes 550,000 shares held by the B.L. McCoy, Jr. Residual Trust, a trust of which Carolyn McCoy, Robert L. McCoy and Bonnie Silvey Vandegrift are co-trustees.


(5)  Mrs. Vandegrift's address is 5 Robin Circle, Brevard, North Carolina,
28712.

(6) Mrs. McCoy's address is College Walk Apartment 224, Neely Road, Brevard, North Carolina, 28712.


(7) Includes 67,800 shares held by the Breitbach Children's Trust, a trust of which Mr. Breitbach is the sole trustee.



(8) Includes 28,320 shares owned beneficially by Connie Sue Smith, Mr. Smith's spouse.



(9) Includes 132,000 shares owned by Mr. Guthrie indirectly through his ownership of 60% of the outstanding voting shares of Augusta Doughnut Company.



(10) Includes 80,000 shares owned by Mr. Simmons indirectly through his ownership of 60% of the outstanding shares of Simac, Inc.



(11) Includes 20,000 shares owned by Mr. Lynch indirectly through his ownership of 100% of the outstanding shares of Liam Holdings, LLC.

                           RELATED PARTY TRANSACTIONS

ASSOCIATES' LICENSE AGREEMENTS WITH RELATED PARTIES

We are parties to associates' license agreements with some of our directors. Our associates' license agreements permit the associate to sublicense the franchise to a company which is majority-owned and principally managed by the associate. Our director-associates have generally sublicensed in this manner. These agreements grant each associate a license to produce, market, package and sell Krispy Kreme doughnuts and other products in a specified territory. We have agreed to extend the license agreements of our existing shareholders, which include our director-associates, for a term of 20 years commencing upon the completion of this offering.

Each associate must purchase mixes and equipment from us and, as a result, we have outstanding accounts receivable, from time to time, with each of our associates. Additionally, our associates pay us franchise royalties. The table below shows Support Operations sales to and royalties from our directors' affiliated franchise companies during the periods indicated.


                                            ----------------------------------------------------
                                                                 YEAR ENDED
                                            ----------------------------------------------------
DIRECTOR AND FRANCHISE COMPANIES            FEBRUARY 2, 1997  FEBRUARY 1, 1998  JANUARY 31, 1999
--------------------------------            ----------------  ----------------  ----------------
In thousands
Frank E. Guthrie:
  Augusta Doughnut Company................              $392              $639              $669
  Classic City Doughnuts Corp.............               225               229               236
Joseph A. McAleer, Jr.:
  Mackk LLC...............................                --                --             1,878
Robert L. McCoy:
  Gulf Florida Doughnut Corp..............             1,016             1,290             1,868
Robert J. Simmons:
  Simac, Inc..............................               445               578               576
Steven D. Smith:
  Dales Doughnut Corp.....................               681               646               803
  Dale's Doughnuts of Dothan, Inc.........               231               287               288
  Smiths Doughnuts, Inc...................               329               429               435


Our agreement with Mr. Guthrie, which he has sublicensed to Magic City Doughnuts Corporation, obligates him to develop and operate a total of four stores in the Orlando, Florida area by December 31, 2001, one of which was open as of December 2, 1999. Mr. Guthrie co-owns Magic City Doughnuts with Mr. McCoy. Our agreement with Mr. Joseph A. McAleer, Jr., which he has sublicensed to Dallas Doughnuts, obligates him to develop and operate a total of eight stores in the Dallas/Fort Worth territory by December 31, 2003, one of which was open as of December 2, 1999. Mr. Joseph A. McAleer, Jr. co-owns Dallas Doughnuts with Mr. Smith.

We are also parties to associates' license agreements with two brothers-in-law of Messrs. Joseph A. McAleer, Jr. and John N. McAleer, our Vice Chairman and Executive Vice President, Concept Development. Mr. William J. Dorgan operates stores in Biloxi and Gulfport, Mississippi through Dorgan's Doughnut Company, Inc. Total Support Operations sales to and royalties from Dorgan's Doughnuts were $211,000 in fiscal 1997, $315,000 in fiscal 1998 and $332,000 in fiscal
1999. Since September 1998, Pat Silvernail has operated two stores in Macon, Georgia through S&P of Macon, Inc.

THE KINGSMILL PLAN

In December 1994, we implemented a plan to provide franchise opportunities to corporate management, which we refer to as the Kingsmill Plan. Under the terms of the Kingsmill Plan, we agreed to make franchise opportunities available to members of corporate management who met our ordinary franchisee qualifications and to provide financial assistance in the form of collateral repurchase agreements and company guaranties of bank loans. We established similar franchise opportunity plans for store managers and associate operators. We anticipate terminating the plan, except for existing participants with whom we have entered into or agreed to enter into a franchise agreement. The collateral repurchase agreements and guaranties we have made pursuant to the Kingsmill Plan are described below.

DEVELOPMENT RIGHTS OF OFFICERS AND DIRECTORS


We entered into a letter agreement with Mr. Scott A. Livengood, our Chairman, President and Chief Executive Officer, on April 12, 1994. We granted Mr. Livengood the option to develop stores in Alamance, Durham and Orange Counties, North Carolina, and the State of Colorado pursuant to the Kingsmill Plan. Mr. Livengood subsequently relinquished his development rights to the State of Colorado and obtained the rights to develop stores in Northern California, also pursuant to the Kingsmill Plan. Mr. Livengood anticipates releasing these rights in favor of Krispy Kreme. It is contemplated that Mr. Livengood will purchase a minority interest (not more than 7.5%) in a limited liability company to which Krispy Kreme will grant the area development rights for Northern California and a minority interest (not more than 7.5%) in future joint ventures between Krispy Kreme and other area developers. Mr. Livengood will not be active in the management of the ventures while employed by Krispy Kreme. Also, he will not receive any financial assistance from us under the Kingsmill Plan or any other arrangement. Additionally, the terms of the franchise agreements for these ventures will be consistent with other area developers.



In August 1999, Mr. John N. McAleer, our Vice Chairman and Executive Vice President, Concept development, obtained area development rights for the metropolitan areas of Portland and Seattle pursuant to the Kingsmill Plan. Mr. McAleer anticipates releasing these rights in favor of Krispy Kreme. Upon approval by the board of directors, it is contemplated that Mr. McAleer will purchase a minority interest in a limited liability company to which Krispy Kreme will grant area development rights for the metropolitan areas of Portland, Seattle, Anchorage, Honolulu and Vancouver. Mr. McAleer will not be active in the management of the territory while employed by Krispy Kreme. Also, he will not receive any financial assistance from us under the Kingsmill Plan or any other arrangement. Additionally, the terms of the franchise agreement for this territory will be consistent with other area developers.


Pursuant to the Kingsmill Plan, we are a party to an area development agreement with Midwest Doughnuts, LLC, dated May 29, 1996. Mr. Philip R.S. Waugh, Jr., our Senior Vice President, Franchise Development, owns 50% of the membership interests in Midwest Doughnuts. Under the terms of the agreement, the area developer is required to open a minimum of four stores in the Kansas City territory, three of which were open as of December 2, 1999. The requirement to open a fourth store has been suspended. Total Support Operations sales to and royalties from Midwest Doughnuts were $388,000 in fiscal 1997, $545,000 in 1998 and $1.4 million in fiscal 1999.

We entered into a letter agreement with Mr. Joseph A. McAleer, Jr., a Krispy Kreme director, on February 15, 1994 granting him the option to acquire three stores located in Mobile, Alabama. Mr. McAleer purchased the stores on February 1, 1998 for a total purchase price of $1.6 million, subject to certain adjustments. The purchase price was determined on the basis of the amount paid for the stores in 1990, the face value of store receivables and the cost of the store's inventory, mutually determined by Mr. McAleer and Krispy Kreme. We also granted Mr. McAleer the right to develop up to ten stores in the New Orleans, Louisiana territory.

COLLATERAL REPURCHASE AGREEMENTS, FRANCHISEE GUARANTIES AND OTHER AGREEMENTS

On December 21, 1998, we entered into collateral repurchase agreements in favor of Suntrust Bank, Central Florida, National association with respect to a loan incurred by Magic City Doughnut Corporation in the original principal amount of $435,000. Messrs. Frank E. Guthrie and Robert L. McCoy, two of our directors, co-own Magic City Doughnut Corporation. The loan is secured by the equipment used in the operation of a Krispy Kreme store located in Winter Park, Florida and a pledge of company stock owned by: (1) Mr. Guthrie; (2) a trust of which Mr. McCoy is the sole trustee; and (3) Mrs. Patricia B. McCoy, who is Mr. McCoy's spouse. In the event that the borrower defaults on the loan, we are obligated to repurchase the equipment at a purchase price equal to the lesser of $302,000 or the unpaid balance of the loan. We are also obligated to purchase the pledged shares from the bank at book value.

On September 18, 1998, we entered into a guaranty agreement with Mr. Beattie F. Armstrong and Beattie F. Armstrong, Inc. for Mr. Pat Silvernail and his wife, Mrs. Shannon McAleer Silvernail, and S&P of Macon, Inc., our Macon, Georgia franchisee. Mrs. Silvernail is the sister of, and Mr. Silvernail is consequently a brother-in-law to, Mr. Joseph A. McAleer, Jr. and Mr. John N. McAleer. Under the terms of the agreement, we agreed to guarantee two loans in the combined original principal amount of $1.0 million obtained by the Silvernails and S&P of Macon to finance the purchase of a Krispy Kreme associates' license agreement and the two Macon stores.


On March 31, 1998 and December 31, 1998, respectively, we entered into a collateral repurchase agreement and a guaranty agreement in favor of Bank of Blue Valley with respect to a loan in the amount of $765,000 incurred by Midwest Doughnuts under the terms of the Kingsmill Plan. Mr. Philip R.S. Waugh, Jr., who is our Senior Vice President, Franchise Development, is a 50% owner of Midwest Doughnuts. The loan is secured by the equipment used in the operation of a Krispy Kreme store located in Merriam, Kansas. In the event Midwest Doughnuts defaults on the loan, we are obligated to repurchase the equipment at a purchase price equal to the lesser of $335,000 or the unpaid portion of the loan used to fund the purchase of the pledged assets. In addition to our obligation under the collateral repurchase agreement, we are obligated under the guaranty agreement to pay the lender up to $205,000 in the event Midwest Doughnuts defaults on the loan.



On January 30, 1998, we entered into a collateral repurchase agreement in favor of Branch Banking and Trust Company with respect to loans incurred by Mackk, LLC in the maximum aggregate principal amount of $1.8 million. Mr. Joseph A. McAleer, Jr. is the manager and owner of Mackk, LLC. The loans are secured in part by the equipment and other items of personal property used in the operation of three Krispy Kreme stores located in Mobile, Alabama. The loans are further secured by a pledge of shares of Krispy Kreme stock owned by Mr. McAleer. In the event that Mackk, LLC defaults on the loans, we are obligated to repurchase the equipment and personal property at a purchase price equal to the lesser of $325,000 or the unpaid portion of the loans used to fund the purchase of the pledged assets. We are also required to purchase the pledged shares from the bank at book value in the event of default. We have been released from our obligations under this collateral repurchase agreement.


On January 2, 1998, we entered into a collateral repurchase agreement in favor of Branch Banking and Trust Company with respect to a loan incurred by the Brevard Tennis and Athletic Club, Incorporated and Mrs. Bonnie Silvey Vandegrift in the original principal amount of $326,000. Mrs. Vandegrift beneficially owns more than 5% of our outstanding stock and is the sister of Mr. Robert L. McCoy, one of our directors. The loan is secured by a pledge of Krispy Kreme stock personally owned by Mrs. Vandegrift. In the event that the borrower defaults on the loan, we are obligated to purchase the pledged shares from the bank at book value.

On October 15, 1997, we entered into a collateral repurchase agreement and a guaranty agreement in favor of Bank of Blue Valley with respect to a loan in the amount of $765,000 incurred by Midwest Doughnuts under the terms of the Kingsmill Plan. The loan is secured by the equipment used in the operation of a Krispy Kreme store located in Overland Park, Kansas. In the event Midwest Doughnuts defaults on the loan, we are obligated to repurchase the equipment at a purchase price equal to the lesser of $205,000 or the unpaid portion of the loan used to fund the purchase of the pledged assets. In addition to our obligation under the collateral repurchase agreement, we are obligated under the guaranty agreement to pay the lender up to $300,000 in the event Midwest Doughnuts defaults on the loan.

On December 1, 1997, we entered into a commitment letter among Krispy Kreme, Branch Banking and Trust Company, Mr. Waugh and the other owners of Midwest Doughnuts pursuant to the Kingsmill Plan. Under the terms of the commitment letter, we agreed to guarantee loans obtained by Mr. Waugh and the other members of Midwest Doughnuts to finance the development of two Krispy Kreme stores in the Kansas City territory. Our maximum liability under the two guaranties was limited to $150,000. We have been released from these guarantees.

On October 22, 1996, we entered into a collateral repurchase agreement in favor of Branch Banking and Trust Company with respect to a loan incurred by Gulf Florida Doughnut Corp. in the original principal amount of $180,000. Mr. McCoy, one of our directors, is the President and majority owner of Gulf Florida Doughnut Corp. The loan is secured by a pledge of Mr. McCoy's Krispy Kreme shares. In the event that the borrower defaults on the loan, we are obligated to purchase the pledged shares from the bank at book value.

On May 29, 1996, we entered into a collateral repurchase agreement and a guaranty agreement in favor of The First National Bank of Olathe with respect to a loan in the amount of $905,000 incurred by Mr. Waugh and the other members of Midwest Doughnuts under the terms of the Kingsmill Plan. The loan is secured by the equipment used in the operation of a Krispy Kreme store located in Independence, Missouri. In the event Midwest Doughnuts defaults on the loan, we are obligated to repurchase the equipment at a purchase price equal to the lesser of $300,000 or the unpaid portion of the loan used to fund the purchase of the pledged assets. In addition to our obligation under the collateral repurchase agreement, we are obligated under the guaranty agreement to pay the lender up to $300,000 in the event Midwest Doughnuts defaults on the loan.

On May 16, 1996, we entered into a guaranty agreement with Branch Banking and Trust Company for Mr. Waugh and the other members of Midwest Doughnuts pursuant to the Kingsmill Plan. Under the terms of the agreement, we agreed to guarantee a loan in the original principal amount of $200,000 obtained by Mr. Waugh and the other members of Midwest Doughnuts to finance expansion in the Kansas City market. Our maximum liability under the guaranty was limited to $175,000. We have been released from the guaranty.

On March 1, 1996, we entered into a collateral repurchase agreement in favor of Wachovia Bank of North Carolina, N.A. with respect to two separate loans incurred by Mr. Steven D. Smith, one of our directors, in the original principal amounts of $310,000 and $900,000. The loans were secured by store equipment and other personal property and a pledge of Mr. Smith's Krispy Kreme shares. In the event of default, we were obligated to purchase the pledged shares from the bank at book value and to repurchase the equipment at a purchase price equal to the greater of its amortized cost or 20% of its original cost. Those loans have been fully repaid.

On July 7, 1995, we entered into a collateral repurchase agreement in favor of First National Bank of Ohio with respect to a loan incurred by Simac, Inc. in the original principal amount of $340,000. Mr. Robert J. Simmons, a Krispy Kreme director, is the President and majority owner of Simac, Inc., our Akron, Ohio franchisee. The loan is secured by the equipment and personal property assets used in the operation of a Krispy Kreme store located in Middleburg Heights, Ohio. In the event that Simac, Inc. defaults on the loan, we are obligated to repurchase the bank's collateral at a purchase price equal to the lesser of the unpaid balance of the loan or the amortized cost of the pledged assets. On September 29, 1996, we leased the Middleburg Heights, Ohio store for a term of five years from Mr. Simmons and certain related parties. Under the terms of the lease we are required to pay annual rent in the amount of $72,000 and have the option to purchase the store for a total purchase price equal to $1.0 million.

On February 25, 1994, we entered into an equipment repurchase and amendment to associates' license agreement with Mr. William J. Dorgan, a brother-in-law to Messrs. Joseph A. McAleer, Jr. and John N. McAleer. This agreement was in connection with financing in the aggregate amount of $1.2 million obtained by Mr. Dorgan and his wife, Mrs. Patricia M. Dorgan, from Branch Banking and Trust Company, relating to Mr. Dorgan's Biloxi and Gulfport, Mississippi franchises. Upon termination of Mr. Dorgan's associates' license agreement for any reason, we are obligated to repurchase some equipment used in the operation of Mr. Dorgan's stores at a purchase price of $350,000. We also executed a collateral repurchase agreement in favor of Branch Banking and Trust Company with respect to Krispy Kreme stock pledged by Mrs. Dorgan, who is a sister to Messrs. Joseph
A. McAleer, Jr. and John N. McAleer, as collateral for the loan. Under the terms of the collateral repurchase agreement, in the event of default on the loan, we are required to repurchase the pledged common stock at book value and/or the equipment under the terms of the equipment repurchase agreement.


On February 1, 1993, we entered into an equipment repurchase agreement and amendment to associate's license agreement with Mr. Smith, one of our directors. Upon termination of Mr. Smith's associates' license agreement for any reason, we are obligated to repurchase some equipment used in the operation of the franchise store in Dothan, Alabama at a purchase price equal to the greater of its amortized cost or 20% of its original cost of $335,000. Mr. Smith operates his Dothan franchise through Dale's Doughnuts of Dothan, Inc. We have been released from our obligations under this repurchase agreement.


On September 22, 1992, we entered into an equipment repurchase and amendment to associates' license agreement with Mr. Guthrie, one of our directors. Upon the termination of Mr. Guthrie's associates' license agreement for any reason, we are obligated to repurchase some equipment used in the operation of the franchise store in Athens, Georgia at a purchase price equal to the greater of its amortized cost or 20% of its original cost of $348,000. Mr. Guthrie operates his Athens franchise through Classic City Doughnuts.

LOAN AGREEMENTS AND OTHER TRANSACTIONS

We have entered into loan agreements with some of our directors and officers as described below.

On March 13, 1997, we made two loans to Midwest Doughnuts, LLC in the principal amounts of $66,000 and $34,000, bearing interest at 9.25% and the prime rate plus 1%, respectively. Mr. Waugh, our Senior Vice President, Franchise Development, is a 50% owner of Midwest Doughnuts. The loans, which have been fully repaid, were secured by the equipment and property used in connection with a Krispy Kreme store located in Independence, Missouri.

On November 17, 1995, we made a loan to Mr. Livengood, our Chairman, President and Chief Executive Officer, in the principal amount of $333,000. The loan, which has been fully repaid, provided bridge financing in the purchase of a personal residence. The loan was secured by a deed of trust and bore interest at the rate applicable to our revolving line of credit.

On November 17, 1995, we made a loan to Mr. John N. McAleer, our Vice Chairman and Executive Vice President, Concept Development, in the principal amount of $80,000. The loan, which has been fully repaid, provided bridge financing in the purchase of a personal residence. The loan was secured by a deed of trust and bore interest at the rate applicable to our revolving line of credit.

We have waived the payment of royalties by Mr. Guthrie in connection with his Athens, Georgia store, operated through Classic City Doughnuts, during the past several years due to operational difficulties the store has encountered. The cumulative amount of these royalties during the last three fiscal years did not exceed $60,000.


In connection with the holding company formation occurring in conjunction with this offering, each existing shareholder of our operating subsidiary, including our directors, officers and their affiliates, will receive 20 shares of common stock in our holding company, plus $15.00 in cash, in exchange for each share of operating subsidiary common stock they hold.


We have extended loans to some of our officers and directors to cover tax payments in connection with the conversion of our LTIP and to purchase shares of restricted stock, as described in "Management -- Executive Compensation -- Other compensation."

POLICY ON RELATED PARTY TRANSACTIONS

On November 10, 1999, our board of directors adopted a resolution whereby all future transactions with related parties, including any loans from us to our officers, directors, principal shareholders or affiliates, must be approved by a majority of the disinterested members of the board of directors and must be on terms no less favorable to us than could be obtained from unaffiliated third parties. The audit committee of the board of directors will be responsible for reviewing all related party transactions on a continuing basis and potential conflict of interest situations where appropriate.

                          DESCRIPTION OF CAPITAL STOCK


Our articles of incorporation authorize the issuance of up to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, the rights and preferences of which may be established from time to time by our board of directors. Upon completion of this offering, 12,484,957 shares of common stock and no shares of preferred stock will be outstanding. As of October 28, 1999, we had approximately 114 shareholders.


COMMON STOCK


Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Thus, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available for dividends, subject to any preferential dividend rights of outstanding preferred stock. If we liquidate, dissolve or wind up, the holders of common stock are entitled to receive ratably all of our assets available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights or any rights to share in any sinking fund. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. There has been no established public trading market for our common stock before this offering.


PREFERRED STOCK

Our articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock from time to time in one or more series and with terms of each series stated in our board's resolutions providing for the designation and issue of that series. Our articles also authorize the board of directors to determine the dividend, voting, conversion, redemption and liquidation preferences, rights, privileges and limitations pertaining to each series of preferred stock that we issue. Without seeking any shareholder approval, our board of directors may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock and could have the effect of delaying, deferring or preventing a change in control. Other than the issuance of the series of preferred stock previously authorized by the board of directors in connection with the shareholder rights plan described below, we have no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER PROVISIONS OF KRISPY KREME'S ARTICLES OF INCORPORATION, BYLAWS AND SHAREHOLDER RIGHTS PLAN

The rights of our shareholders are governed by provisions in our articles of incorporation, bylaws and shareholder rights plan that are intended to affect any attempted change in control. Our articles of incorporation opt us out of some provisions of North Carolina law that would otherwise affect attempted changes in control of Krispy Kreme.

CLASSIFICATION OF DIRECTORS

Our bylaws provide that our board of directors consists of not more than 15 nor less than nine members. The board of directors has the power to set the authorized number of directors by majority vote of the whole board within those limits. The board currently consists of nine directors, two of whom are employed by Krispy Kreme and five of whom are Krispy Kreme franchisees. Our bylaws also divide the board into three classes serving staggered three-year terms. The classification of directors could prevent a shareholder, or group of shareholders, having majority voting power, from obtaining control of our board until the second annual shareholders' meeting following the date that the shareholder, or group of shareholders, obtains majority voting power. Thus, this provision may discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

ADVANCE NOTICE PROVISIONS

Our bylaws provide that shareholders must provide timely notice in writing to bring business before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting of shareholders. Notice for an annual meeting is timely if our Secretary receives the written notice not less than 40 days prior to the scheduled annual meeting. If less than 50 days notice of the meeting is given or made by us to the shareholders, a shareholder's notice will be timely if received by our Secretary on the tenth day following the date such notice was given or made.

The bylaws also specify the form and content of a shareholder's notice. These provisions may prevent shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders.

SHAREHOLDER RIGHTS PLAN

We intend to implement a shareholder rights plan prior to completing this offering. To do so, our board of directors will declare a dividend of one preferred share purchase right for each share of Krispy Kreme common stock. Each share purchase right entitles the registered holder to purchase from us one one-hundredth (1/100) of a share of Krispy Kreme Series A Participating
Cumulative Preferred Stock, $1.00 par value per share, at a price of $       per
one one-hundredth of a Series A preferred share. The exercise price and the number of Series A preferred shares issuable upon exercise are subject to adjustments from time to time to prevent dilution. The share purchase rights are not exercisable until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons -- referred to as an acquiring person -- have acquired beneficial ownership of 15% or more of our outstanding common stock or (2) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in an acquiring person beneficially owning 15% or more of our outstanding shares of common stock.

If we are acquired in a merger or other business combination, or if 50% or more of our consolidated assets or earning power is sold after a person or group has become an acquiring person, proper provision will be made so that each holder of a share purchase right -- other than share purchase rights beneficially owned by the acquiring person, which will thereafter be void -- will have the right to receive, upon exercise of the share purchase right at the then current exercise price, the number of shares of common stock of the acquiring company which at the time of the transaction have a market value of two times the share purchase right exercise price. If any person or group becomes an acquiring person, proper provision shall be made so that each holder of a share purchase right -- other than share purchase rights beneficially owned by the acquiring person, which will thereafter be void -- will have the right to receive upon exercise, and without paying the exercise price, the number of shares of Krispy Kreme common stock with a market value equal to the share purchase right exercise price.

Series A preferred shares purchasable upon exercise of the share purchase rights will not be redeemable. Each Series A preferred share will be entitled to a minimum preferential dividend payment of $1.00 per share and will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event we liquidate, the holders of the Series A preferred shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each Series A preferred share will have 100 votes, voting together with the shares of common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each Series A preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

Before the date the share purchase rights are exercisable, the share purchase rights may not be detached or transferred separately from the common stock. The
share purchase rights will expire on                      , unless that
expiration date is extended or unless the share purchase rights are redeemed or exchanged by Krispy Kreme. At any time before an acquiring person acquires beneficial ownership of 15% or more of our outstanding common stock, our board of directors may redeem the share purchase rights in whole, but not in part, at a price of $.001 per share purchase right. Immediately upon any share purchase rights redemption, the exercise rights terminate, and the holders will only be entitled to receive the redemption price. A more detailed description and terms of the share purchase rights are set forth in a rights agreement between Krispy
Kreme and                      , as rights agent. This rights agreement could
have the effect of discouraging tender offers or other transactions that might otherwise result in Krispy Kreme shareholders receiving a premium over the market price for their common stock.

DIRECTOR REMOVAL AND VACANCIES

A director may be removed only with cause by the vote of the holders of a two-thirds majority of the shares entitled to vote for the election of directors. Our bylaws generally provide that any board vacancy may be filled by a majority of the remaining directors, even if less than a quorum, which is normally a majority of the authorized number of directors. A vacancy resulting from an increase in the authorized number of directors may only be filled by the shareholders at an annual or special meeting.

ABILITY TO CONSIDER OTHER CONSTITUENCIES

Our articles of incorporation permit our board of directors, in determining what is believed to be in the best interest of Krispy Kreme, to consider the interests of our employees, customers, suppliers and creditors, the communities in which our offices or other facilities are located and all other factors our directors may consider pertinent, in addition to considering the effects of any actions on Krispy Kreme and our shareholders. Pursuant to this provision, our board of directors may consider many judgmental or subjective factors affecting a proposal, including certain nonfinancial matters. On the basis of these considerations, our board may oppose a business combination or other transaction which, viewed exclusively from a financial perspective, might be attractive to some, or even a majority, of our shareholders.

INDEMNIFICATION AND LIMITATIONS ON LIABILITY OF DIRECTORS AND OFFICERS

Our bylaws provide for indemnification of directors to the fullest extent permitted by North Carolina law. The articles of incorporation, to the extent permitted by North Carolina law, eliminate or limit the personal liability of directors to Krispy Kreme and its shareholders for monetary damages for breach of the duty of care. Such indemnification may be available for liabilities arising in connection with this offering. To the extent that limitation of liability or indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling Krispy Kreme under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. Our bylaws also allow us to indemnify our officers, employees, agents and other persons to the fullest extent permitted by North Carolina law. Our bylaws obligate us, under certain circumstances, to advance expenses to our directors, officers, employees and agents in defending an action, suit or proceeding for which indemnification may be sought. We can also indemnify someone serving at our request as a director, officer, trustee, partner, employee or agent of one of our subsidiaries or of any other organization against these liabilities.

Our bylaws also provide that we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents against any liability asserted against that person or incurred by that person in these capacities, whether or not we would have the power to indemnify that person against these liabilities under North Carolina law. We maintain insurance on behalf of all of our directors and executive officers.

TRANSFER AGENT AND REGISTRAR

Branch Banking and Trust Company will act as the transfer agent and registrar for our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of our common stock or the availability of common stock for sale will have on its market price. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could negatively affect the market price of our common stock and impair our ability to raise capital through the sale of our equity securities in the future.


Upon completion of this offering, we will have approximately 12.5 million shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options under the plan. Of these shares, the 3 million shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, unless held by affiliates of our company, as that term is defined in Rule 144 under the Securities Act. For purposes of Rule 144, an affiliate is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, Krispy Kreme. Any shares held by one of our affiliates will be subject to the resale limitations of restricted stock as defined in Rule 144 under the Securities Act.


All of our officers, directors and shareholders will agree not to sell any shares of common stock for 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc., subject to some exceptions.


Beginning one year after this offering, 9.3 million shares will become eligible for sale in reliance upon Rule 144 under the Securities Act. It is possible that these shares may be sold sooner if the sale is registered under the Securities Act. We may, but are not obligated to, undertake such a registration to permit our shareholders to sell their shares in the public market or in private transactions after the expiration of the contractual restrictions described above.


In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:


     - 1% of the number of shares of common stock then outstanding, which will equal approximately 125,000 shares immediately after this offering, or


     - the average weekly trading volume of the common stock during the four calendar weeks before a notice of the sale is filed.

Sales under Rule 144 must also comply with manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon regarding the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors before the date we become subject to the reporting requirements of the Exchange Act, under written compensatory benefit plans or written contracts relating to compensation of those persons. In addition, the SEC has indicated that Rule 701 will apply to the typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the 180-day contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold (1) by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and (2) by affiliates under Rule 144 without compliance with its one-year holding period requirement. Based on stock
option grants as of the date of this prospectus, options for           shares
will be exercisable upon the expiration of the 180-day restricted period.

We have agreed not to offer, sell or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or any rights to acquire common stock for a period of 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. with a limited number of exceptions.

We intend to file one or more registration statements under the Securities Act to register all shares of common stock issued, issuable or reserved for issuance under our stock option plan. These registration statements are expected to be filed as soon as practicable after the date of this prospectus and will automatically become effective upon filing. Following this filing, shares registered under these registration statements will, subject to the 180-day lock-up agreements described above and Rule 144 volume limitations applicable to affiliates, be available for sale in the open market.

                                  UNDERWRITING


Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Dain Rauscher Incorporated and BB&T Capital Markets, a division of Scott & Stringfellow, Inc. have severally agreed to purchase from Krispy Kreme the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:



                                                              ----------------
                                                              NUMBER OF SHARES
UNDERWRITERS                                                  ----------------
Deutsche Bank Securities Inc................................
J.P. Morgan Securities Inc..................................
Dain Rauscher Incorporated..................................
BB&T Capital Markets/Scott & Stringfellow, Inc..............
                                                                 ---------
          Total.............................................     3,000,000
                                                                 =========



The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.



The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to
dealers at a price that represents a           concession not in excess of
$          per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $ per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.



We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,000,000 shares are being offered.



The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock.
The underwriting fee is        % of the initial public offering price. We have
agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:



                                                                      TOTAL FEES
                                                ------------------------------------------------------
                                                              WITHOUT EXERCISE OF   WITH FULL EXERCISE
                                                  FEE PER       OVER-ALLOTMENT      OF OVER-ALLOTMENT
                                                   SHARE            OPTION                OPTION
                                                -----------   -------------------   ------------------
Fees paid by Krispy Kreme.....................  $                 $                    $

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately
$               .



We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.



Each of our officers and directors and our shareholders has agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any portion of our common stock held by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of J.P. Morgan Securities Inc., subject to limited exceptions. This consent may be given at any time without public notice.



The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.



In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover these over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.



At our request, the underwriters have reserved shares of common stock for sale to our officers, directors and management, Krispy Kreme franchisees and some of their management, current shareholders, persons having business relationships with us and friends who have expressed an interest in participating in this offering, through a directed share program. We expect these persons to purchase no more than 15% of the common stock offered in this offering. The underwriters intend to seek lock-up agreements from select participants in the directed share program. The number of shares available for sale to the general public will be reduced to the extent these persons purchase reserved shares.



We have applied to have the common stock quoted on the Nasdaq National Market under the symbol KREM.



It is expected that delivery of the shares will be made to investors on or about
          , 2000.



As described under "Use of Proceeds" in this prospectus, we intend to use a portion of the proceeds of this offering to repay borrowings under our existing loan agreement with our bank, Branch Banking and Trust Company. We estimate that this repayment will exceed 10% of the net proceeds we receive from this offering. BB&T Capital Markets, a division of Scott & Stringfellow, Inc., one of the representatives, is an affiliate of Branch Banking and Trust Company. In view of this relationship, this offering is being conducted in accordance with Conduct Rules 2710(c)(8) and 2720(c)(3) of the National Association of Securities Dealers, Inc., which provide that the offering price to the public may not be higher than that recommended by a qualified independent underwriter who has participated in the preparation of the registration statement and prospectus and has exercised the usual standards of due diligence with respect thereto. J.P. Morgan Securities Inc. has agreed to serve as the qualified independent underwriter, and the offering price to the public will not be higher than the price recommended by J.P. Morgan Securities Inc.



From time to time in the ordinary course of their respective businesses, some of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking and/or investment banking transactions with Krispy Kreme and its affiliates.



PRICING OF THIS OFFERING



Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiation among us and the representatives of the underwriters. Among the primary factors considered in determining the public offering price were:



     - Prevailing market conditions



     - Our results of operations in recent periods



     - The present stage of our development



     - The market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business



     - Estimates of our business potential



                                 LEGAL MATTERS



Certain legal matters with respect to the validity of common stock offered hereby are being passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia and Winston-Salem, North Carolina. Cahill Gordon & Reindel, New York, New York, is acting as counsel to the underwriters in connection with certain legal matters relating to the common stock offered hereby.


                                    EXPERTS


The financial statements of Krispy Kreme Doughnut Corporation as of February 1, 1998 and January 31, 1999 and for each of the three years in the period ended January 31, 1999 and the balance sheet of Krispy Kreme Doughnuts, Inc. as of December 3, 1999 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                      WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that Krispy Kreme has filed with the SEC covering the shares of common stock that Krispy Kreme is offering. This prospectus does not contain all of the information presented in the registration statement, and you should refer to that registration statement with its exhibits for further information. Statements in this prospectus describing or summarizing any contract or other document are not complete, and you should review the copies of those documents filed as exhibits to the registration statement for more detail. You may read and copy the registration statement at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For information on the operation of the Public Reference

Room, call the SEC at 1-800-SEC-0330. You can also inspect our registration statement on the Internet at the SEC's web site, http://www.sec.gov.

After this offering, we will be required to file annual, quarterly, and current reports, proxy and information statements and other information with the SEC. You can review this information at the SEC's Public Reference Room or on the SEC's web site, as described above.

                       KRISPY KREME DOUGHNUT CORPORATION

                       INDEX TO THE FINANCIAL STATEMENTS


                                                              PAGE
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS                   ----
Unaudited Consolidated Balance Sheets.......................   F-2
Unaudited Consolidated Statements of Operations.............   F-3
Unaudited Consolidated Statements of Cash Flows.............   F-4
Notes to Unaudited Consolidated Financial Statements........   F-5

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants...........................   F-9
Consolidated Balance Sheets.................................  F-10
Consolidated Statements of Operations.......................  F-11
Consolidated Statements of Shareholders' Equity.............  F-12
Consolidated Statements of Cash Flows.......................  F-13
Notes to Audited Consolidated Financial Statements..........  F-14


                          KRISPY KREME DOUGHNUTS, INC.

                        INDEX TO THE FINANCIAL STATEMENT


                                                              PAGE
AUDITED BALANCE SHEET                                         ----
Report of Independent Accountants...........................  F-27
Balance Sheet...............................................  F-28
Notes to Balance Sheet......................................  F-28

                       KRISPY KREME DOUGHNUT CORPORATION

                     UNAUDITED CONSOLIDATED BALANCE SHEETS


                                                        -------------------------------------------
                                                                                          PRO FORMA
                                                        JANUARY 31,    OCTOBER 31,      OCTOBER 31,
                                                               1999           1999    1999 (NOTE 7)
                                                        -----------   ------------   --------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents.............................  $ 4,312,518   $  3,944,201    $  3,944,201
Accounts receivable, less allowance for doubtful
  accounts of $975,000 (January 31, 1999) and
  $1,602,000 (October 31, 1999).......................   13,775,436     17,944,741      17,944,741
Accounts receivable, affiliates.......................    1,297,372      1,698,979       1,698,979
Other receivables.....................................      535,309      1,723,467       1,723,467
Inventories...........................................    9,754,194      9,884,675       9,884,675
Prepaid expenses......................................    1,528,617      1,317,446       1,317,446
Deferred income taxes.................................    2,120,288      4,074,804       4,074,804
Assets held for sale..................................      325,000        400,000         400,000
                                                        -----------   ------------    ------------
          Total current assets........................   33,648,734     40,988,313      40,988,313
Property and equipment, net...........................   53,575,399     58,192,290      58,192,290
Deferred income taxes.................................    3,036,134      2,633,468       2,633,468
Other assets..........................................    2,920,746      2,876,991       2,876,991
                                                        -----------   ------------    ------------
          Total assets................................  $93,181,013   $104,691,062    $104,691,062
                                                        ===========   ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable......................................  $11,404,763   $ 13,401,989    $ 13,401,989
Dividends payable.....................................    1,517,786             --              --
Capital distribution to shareholders payable..........           --             --       7,005,165
Accrued salaries and wages............................    2,445,863      2,645,649       2,645,649
Accrued restructuring expenses........................    1,690,772      1,007,878       1,007,878
Accrued expenses......................................    4,648,142      7,068,862       7,068,862
Current maturities of long-term debt..................    2,400,000      2,400,000       2,400,000
Income taxes payable..................................    1,154,637      2,780,890       2,780,890
                                                        -----------   ------------    ------------
          Total current liabilities...................   25,261,963     29,305,268      36,310,433
                                                        -----------   ------------    ------------
Compensation deferred (unpaid)........................      792,204        789,526         789,526
Long-term debt........................................   18,620,409     20,495,421      20,495,421
Accrued restructuring expenses........................    4,742,270      5,118,209       5,118,209
Other long-term obligations...........................    1,517,176      1,458,933       1,458,933
                                                        -----------   ------------    ------------
          Total long-term liabilities.................   25,672,059     27,862,089      27,862,089
SHAREHOLDERS' EQUITY -- SUBJECT TO REDEMPTION:
Common stock, $10 par value, 1,000,000 shares
  authorized; issued and outstanding -- 467,011
  (January 31, 1999 and October 31, 1999).............    4,670,110      4,670,110       4,670,110
Paid-in capital.......................................   10,804,563     10,804,563      10,804,563
Notes receivable, employees...........................   (2,098,559)    (2,546,730)     (2,546,730)
Retained earnings.....................................   28,870,877     34,595,762      27,590,597
                                                        -----------   ------------    ------------
          Total shareholders' equity..................   42,246,991     47,523,705      40,518,540
                                                        -----------   ------------    ------------
          Total liabilities and shareholders'
            equity....................................  $93,181,013   $104,691,062    $104,691,062
                                                        ===========   ============    ============


The accompanying notes are an integral part of these unaudited consolidated financial statements.

                       KRISPY KREME DOUGHNUT CORPORATION

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS


                                                              ---------------------------
                                                                        NINE MONTHS ENDED
                                                              ---------------------------
                                                               NOVEMBER 1,    OCTOBER 31,
                                                                      1998           1999
                                                              ------------   ------------
Total revenues..............................................  $133,190,030   $161,571,316
Operating expenses..........................................   116,018,700    137,821,692
General and administrative expenses.........................     7,885,480     10,170,699
Depreciation and amortization expenses......................     3,336,183      3,497,625
                                                              ------------   ------------
Income from operations......................................     5,949,667     10,081,300
Interest income.............................................       113,761        263,058
Interest expense............................................     1,162,574      1,110,472
                                                              ------------   ------------
Income before income taxes..................................     4,900,854      9,233,886
Provision for income taxes..................................     2,015,000      3,509,000
                                                              ------------   ------------
Net income..................................................  $  2,885,854   $  5,724,886
                                                              ============   ============

Basic earnings per share....................................  $       7.31   $      12.26
                                                              ============   ============
Diluted earnings per share..................................  $       7.30   $      12.11
                                                              ============   ============
Pro forma (Note 2):
  Basic earnings per share..................................  $        .37   $        .61
                                                              ============   ============
  Diluted earnings per share................................  $        .36   $        .61
                                                              ============   ============
Supplemental (Note 2):
  Basic earnings per share..................................                 $        .58
                                                                             ============
  Diluted earnings per share................................                 $        .57
                                                                             ============


The accompanying notes are an integral part of these unaudited consolidated financial statements.

--------------------------------------------------------------------------------

                       KRISPY KREME DOUGHNUT CORPORATION

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                              --------------------------
                                                                    NINE MONTHS ENDED
                                                              --------------------------
                                                               NOVEMBER 1,   OCTOBER 31,
                                                                      1998          1999
                                                              ------------   -----------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income..................................................  $  2,885,854   $ 5,724,886
Items not requiring cash:
  Depreciation and amortization.............................     3,336,183     3,497,625
  Deferred income taxes.....................................            --    (1,551,850)
  Provision for store closings and restructuring............            --        86,159
Change in assets and liabilities:
  Receivables...............................................    (4,337,079)   (5,759,070)
  Inventories...............................................      (384,379)     (130,481)
  Prepaid expenses..........................................      (860,238)      324,641
  Income taxes, net.........................................     1,984,882     1,626,253
  Accounts payable..........................................     4,023,811     1,997,226
  Accrued restructuring expenses............................      (136,404)     (854,549)
  Accrued expenses..........................................     2,248,956     2,620,506
  Deferred compensation and other long-term obligations.....       845,750       (60,921)
                                                              ------------   -----------
          Net cash provided by operating activities.........     9,607,336     7,520,425
                                                              ------------   -----------
CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property and equipment..........................   (10,919,937)   (7,850,360)
Increase in other assets....................................      (759,415)     (675,919)
Decrease in other assets....................................     1,477,390       342,047
Proceeds from sale of assets held for sale..................            --       386,435
                                                              ------------   -----------
          Net cash used for investing activities............   (10,201,962)   (7,797,797)
                                                              ------------   -----------
CASH FLOW FROM FINANCING ACTIVITIES:
Repayment of long-term debt.................................    (1,800,000)   (1,800,000)
Net borrowings from revolving line of credit................       982,322     3,675,012
Proceeds from stock offering................................     4,399,908            --
Cash dividends paid.........................................    (1,179,562)   (1,517,786)
Issuance of notes receivable................................    (2,076,559)     (674,111)
Collection of notes receivable..............................            --       225,940
                                                              ------------   -----------
          Net cash provided by (used for) financing
            activities......................................       326,109       (90,945)
                                                              ------------   -----------
Net decrease in cash and cash equivalents...................      (268,517)     (368,317)
Cash and cash equivalents at beginning of period............     2,932,610     4,312,518
                                                              ------------   -----------
Cash and cash equivalents at end of period..................  $  2,664,093   $ 3,944,201
                                                              ============   ===========


The accompanying notes are an integral part of these unaudited consolidated financial statements.
                                       F-4

                       KRISPY KREME DOUGHNUT CORPORATION

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated balance sheet as of October 31, 1999, and the unaudited consolidated statements of operations and cash flows for the nine month periods ended November 1, 1998 and October 31, 1999, should be read in conjunction with the audited consolidated financial statements and accompanying footnotes of Krispy Kreme Doughnut Corporation (the Company) as of February 1, 1998, and January 31, 1999, and for each of the three years in the period ended January 31, 1999, included elsewhere herein. In the opinion of management, the accompanying unaudited consolidated financial statements contain all material adjustments, consisting principally of normal recurring adjustments, necessary for a fair presentation of the Company's interim results. Certain information and footnote disclosures required for complete financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to applicable rules and regulations; however, the Company believes that the disclosures herein when read with the aforementioned audited financial statements are adequate to make the information presented not misleading. The operating results for the interim periods are not necessarily indicative of the results to be expected for the full year.

2. EARNINGS PER SHARE

HISTORICAL. Earnings per share data presented is computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share", which was issued in 1998. Basic earnings per share (EPS) is computed by dividing income available to common shareholders (net income) by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if stock options were exercised.

The weighted average number of shares outstanding for basic EPS was 394,524 for the nine months ended November 1, 1998, and 467,011 for the nine months ended October 31, 1999. The calculation of diluted EPS in both nine month periods includes the assumed exercise of 91,550 stock options issued in August 1998. The weighted average number of shares used for the diluted earnings per share calculation for the nine months ended November 1, 1998, and October 31, 1999, was 395,487 and 472,888, respectively.


PRO FORMA. On November 10, 1999, shareholders approved a corporate reorganization to create a holding company (Krispy Kreme Doughnuts, Inc.) to function as the publicly held parent of Krispy Kreme Doughnut Corporation and its subsidiaries. Krispy Kreme Doughnut Corporation and the holding company will enter into a plan of merger, expected to become effective just prior to the closing of the holding company's public offering of its common stock. As a result of the merger, the former shareholders of Krispy Kreme Doughnut Corporation will become shareholders of the holding company, with each of them receiving a number of holding company shares based on his or her percentage ownership of the shares of Krispy Kreme Doughnut Corporation and a cash payment of $15 per share to be paid from the proceeds of the offering. This merger will result in Krispy Kreme Doughnut Corporation becoming a wholly-owned subsidiary of the holding company. Pro forma basic and diluted earnings per share is calculated in the same manner as historical earnings per share after giving effect to the merger exchange ratio of 20-for-1. Shares used in pro forma basic and diluted earnings per share are 7,890,480 and 7,909,740, respectively for the nine months ended November 1, 1998 and 9,340,220 and 9,439,900, respectively for the nine months ended October 31, 1999.

                       KRISPY KREME DOUGHNUT CORPORATION

SUPPLEMENTAL. Supplemental earnings per share adjusts pro forma earnings per share to reflect the assumed issuance of 528,592 holding company common shares to fund the cash payment to shareholders. The number of shares used in the calculation of supplemental basic and diluted earnings per share are 9,868,812 and 9,968,492, respectively.


3. BUSINESS SEGMENT INFORMATION

The Company has three reportable business segments. The Company Store Operations segment is comprised of the operating activities of the 59 stores owned by the Company. These stores sell doughnuts and complementary products through both on-premises and off-premises sales. The majority of the ingredients and materials used by Company Store Operations is purchased from the Support Operations business segment.

The Franchise Operations segment is comprised of the operating activities of the individual franchise business units which license qualified operators to conduct business under the Krispy Kreme name and also monitor the operations of these stores. Under the terms of the agreements, the licensed operators pay royalties and fees to the Company in return for the use of the Krispy Kreme name.

The Support Operations segment supplies mix, equipment and other items to both Company-owned and franchisee-owned stores. All intercompany transactions between the Support Operations business segment and Company-owned stores are eliminated in consolidation.

Segment operating income is income before general corporate expenses and income taxes.

Segment information for total assets and capital expenditures is not presented as such information is not used in measuring segment performance or allocating resources among segments.

                                                              ---------------------------
                                                                        NINE MONTHS ENDED
                                                              ---------------------------
                                                               NOVEMBER 1,    OCTOBER 31,
                                                                      1998           1999
                                                              ------------   ------------
REVENUES:
Company Store Operations....................................  $108,172,655   $121,104,100
Franchise Operations........................................     2,296,732      3,797,800
Support Operations..........................................    80,033,293    104,132,062
Intercompany sales eliminations.............................   (57,312,650)   (67,462,646)
                                                              ------------   ------------
          Total revenues....................................  $133,190,030   $161,571,316
                                                              ============   ============
OPERATING INCOME:
Company Store Operations....................................  $ 11,538,999   $ 14,900,096
Franchise Operations........................................       322,623        952,781
Support Operations..........................................     2,822,135      5,278,293
Unallocated general and administrative expenses.............    (8,734,090)   (11,049,870)
                                                              ------------   ------------
          Total operating income............................  $  5,949,667   $ 10,081,300
                                                              ============   ============

                       KRISPY KREME DOUGHNUT CORPORATION

                                                              ---------------------------
                                                                        NINE MONTHS ENDED
                                                              ---------------------------
                                                               NOVEMBER 1,    OCTOBER 31,
                                                                      1998           1999
                                                              ------------   ------------
DEPRECIATION AND AMORTIZATION EXPENSES:
Company Store Operations....................................  $  2,275,810   $  2,390,290
Franchise Operations........................................        43,094         54,000
Support Operations..........................................       168,669        174,164
Corporate administration....................................       848,610        879,171
                                                              ------------   ------------
          Total depreciation and amortization expenses......  $  3,336,183   $  3,497,625
                                                              ============   ============

4. RELATED PARTY TRANSACTIONS

Total revenues includes $5,663,621 for the nine months ended November 1, 1998 and $8,634,646 for the nine months ended October 31, 1999 of sales to franchise doughnut stores owned by directors and an employee of the Company. Trade accounts receivable from these stores totaled $1,297,372 and $1,698,979 at January 31, 1999 and October 31, 1999, respectively. Total revenues also includes royalties from these stores of $387,582 for the nine months ended November 1, 1998 and $614,904 for the nine months ended October 31, 1999. Additionally, from time to time the Company extends credit to customers in the form of notes receivable. Interest is generally charged at the prime rate plus 1% and terms range from six months to ten years. Notes receivable from franchise doughnut stores owned by directors and an employee totaled $56,339 at January 31, 1999 and $22,181 at October 31, 1999.

5. RESTRUCTURING




                                                             -------------------------------------
                                                                   LEASE      ACCRUED        TOTAL
                                                             LIABILITIES     EXPENSES      ACCRUAL
                                                             -----------   ----------   ----------
Balance at January 31, 1999................................   5,799,875       350,000    6,149,875
Additions..................................................     722,593            --      722,593
Reductions.................................................    (781,001)     (175,000)    (956,001)
                                                             ----------    ----------   ----------
Balance at October 31, 1999................................  $5,741,467    $  175,000   $5,916,467
                                                             ==========    ==========   ==========



As of October 31, 1999, the Company reassessed certain provisions of its restructuring accrual. The Company determined that it was under accrued for losses associated with operating lease commitments related to double drive-through buildings by $722,593 and over accrued for certain other exit costs by $175,000. In addition, land included in Assets Held for Sale with a book value of $100,000 was sold in October 1999 for $386,435 resulting in a credit to restructuring expense. The Company increased the estimated net realizable value for another piece of land held for sale by $175,000. Together, these adjustments resulted in a net increase in restructuring expenses of $86,158 for the nine months ended October 31, 1999. This amount has been included in Operating Expenses of the Company Store Operations segment. Reductions in Lease Liabilities represent ongoing lease payments on remaining lease obligations.

                       KRISPY KREME DOUGHNUT CORPORATION

6. STORE CLOSINGS AND IMPAIRMENT



                                                              -----------
                                                                    LEASE
                                                              LIABILITIES
                                                              -----------
Balance at January 31, 1999.................................   $283,167
Reductions..................................................    (73,548)
                                                               --------
Balance at October 31, 1999.................................   $209,619
                                                               ========



Reductions in the accrual consist of ongoing lease payments on remaining lease obligations.



7. PRO FORMA BALANCE SHEET


The pro forma balance sheet at October 31, 1999 reflects the accrual of the cash payment to shareholders to be paid from the proceeds of the offering as discussed in Note 2, "Pro Forma."

                       KRISPY KREME DOUGHNUT CORPORATION

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Krispy Kreme Doughnut Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Krispy Kreme Doughnut Corporation and its subsidiaries (the Company) at February 1, 1998 and January 31, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP
Greensboro, North Carolina
March 19, 1999

                       KRISPY KREME DOUGHNUT CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                              -------------------------
                                                              FEBRUARY 1,   JANUARY 31,
                                                                     1998          1999
                                                              -----------   -----------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................  $ 2,932,610   $ 4,312,518
Accounts receivable, less allowance for doubtful accounts of
  $373,388 (1998) and $975,000 (1999).......................   11,260,986    13,775,436
Accounts receivable, affiliates.............................      727,123     1,297,372
Other receivables...........................................      198,163       535,309
Inventories.................................................    7,874,169     9,754,194
Prepaid expenses............................................    1,277,338     1,528,617
Income taxes refundable.....................................      241,716            --
Deferred income taxes.......................................    1,280,113     2,120,288
Assets held for sale........................................           --       325,000
                                                              -----------   -----------
          Total current assets..............................   25,792,218    33,648,734
Property and equipment, net.................................   51,546,773    53,575,399
Deferred income taxes.......................................      218,350     3,036,134
Other assets................................................    3,905,803     2,920,746
                                                              -----------   -----------
          Total assets......................................  $81,463,144   $93,181,013
                                                              ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable............................................  $ 6,821,253   $11,404,763
Dividends payable...........................................    1,179,562     1,517,786
Accrued salaries and wages..................................    1,542,493     2,445,863
Accrued restructuring expenses..............................      665,777     1,690,772
Accrued expenses............................................    4,032,535     4,648,142
Current maturities of long-term debt........................    2,400,000     2,400,000
Income taxes payable........................................           --     1,154,637
                                                              -----------   -----------
          Total current liabilities.........................   16,641,620    25,261,963
                                                              -----------   -----------
Compensation deferred (unpaid)..............................    6,434,653       792,204
Long-term debt..............................................   18,470,180    18,620,409
Accrued restructuring expenses..............................           --     4,742,270
Other long-term obligations.................................    1,651,293     1,517,176
                                                              -----------   -----------
          Total long-term liabilities.......................   26,556,126    25,672,059
SHAREHOLDERS' EQUITY -- SUBJECT TO REDEMPTION:
Common stock, $10 par value, 1,000,000 shares authorized;
  issued and outstanding -- 364,221 (1998) and 467,011
  (1999)....................................................    3,642,210     4,670,110
Paid-in capital.............................................    1,101,437    10,804,563
Notes receivable, employees.................................      (33,921)   (2,098,559)
Retained earnings...........................................   33,555,672    28,870,877
                                                              -----------   -----------
          Total shareholders' equity........................   38,265,398    42,246,991
                                                              -----------   -----------
          Total liabilities and shareholders' equity........  $81,463,144   $93,181,013
                                                              ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                       KRISPY KREME DOUGHNUT CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                       ------------------------------------------
                                                                       YEAR ENDED
                                                       ------------------------------------------
                                                        FEBRUARY 2,    FEBRUARY 1,    JANUARY 31,
                                                               1997           1998           1999
                                                       ------------   ------------   ------------
Total revenues.......................................  $132,614,004   $158,743,022   $180,880,485
Operating expenses...................................   116,657,907    140,206,728    159,940,594
General and administrative expenses..................     7,630,802      9,530,172     10,897,994
Depreciation and amortization expenses...............     3,188,753      3,586,150      4,277,711
Provision for restructuring..........................            --             --      9,466,312
                                                       ------------   ------------   ------------
Income (loss) from operations........................     5,136,542      5,419,972     (3,702,126)
Interest income......................................       152,460        178,884        181,277
Interest expense.....................................     1,309,698      1,603,009      1,507,299
(Gain) loss on sale of property and equipment........       (66,384)      (529,276)       250,861
                                                       ------------   ------------   ------------
Income (loss) before income taxes....................     4,045,688      4,525,123     (5,279,009)
Provision (benefit) for income taxes.................     1,619,001      1,811,000     (2,112,000)
                                                       ------------   ------------   ------------
Net income (loss)....................................  $  2,426,687   $  2,714,123   $ (3,167,009)
                                                       ============   ============   ============
Basic and diluted earnings (loss) per share..........  $       6.66   $       7.45   $      (7.68)
                                                       ============   ============   ============
Pro forma (Unaudited -- Note 1):
  Basic and diluted earnings (loss) per share........  $        .33   $        .37   $       (.38)
                                                       ============   ============   ============
Supplemental (Unaudited -- Note 1):
  Basic and diluted loss per share...................                                        (.36)


The accompanying notes are an integral part of these consolidated financial statements.

                       KRISPY KREME DOUGHNUT CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                              -----------------------------------------------------------------------------------
                                  COMMON       PAID-IN       UNEARNED         NOTES      RETAINED   SHAREHOLDERS'
                                   STOCK       CAPITAL   COMPENSATION    RECEIVABLE      EARNINGS          EQUITY
                              ----------   -----------   ------------   -----------   -----------   -------------
Balance as of January 28,
  1996......................  $3,642,210   $ 1,101,437    $(368,476)    $  (109,540)  $30,767,118    $35,032,749
                              ----------   -----------    ---------     -----------   -----------    -----------
Net income for the year
  ended February 2, 1997....          --            --           --              --     2,426,687      2,426,687
Cash dividends on common
  stock ($3.25 per share)...          --            --           --              --    (1,172,694)    (1,172,694)
Compensation expense
  associated with the
  restricted stock plan.....          --            --      187,317              --            --        187,317
Collections on notes
  receivable................          --            --           --          41,980            --         41,980
                              ----------   -----------    ---------     -----------   -----------    -----------
Balance as of February 2,
  1997......................  $3,642,210   $ 1,101,437    $(181,159)    $   (67,560)  $32,021,111    $36,516,039
                              ----------   -----------    ---------     -----------   -----------    -----------
Net income for the year
  ended February 1, 1998....          --            --           --              --     2,714,123      2,714,123
Cash dividends on common
  stock ($3.25 per share)...          --            --           --              --    (1,179,562)    (1,179,562)
Compensation expense
  associated with the
  restricted stock plan.....          --            --      181,159              --            --        181,159
Collections on notes
  receivable................          --            --           --          33,639            --         33,639
                              ----------   -----------    ---------     -----------   -----------    -----------
Balance as of February 1,
  1998......................  $3,642,210   $ 1,101,437    $      --     $   (33,921)  $33,555,672    $38,265,398
                              ----------   -----------    ---------     -----------   -----------    -----------
Net loss for the year ended
  January 31, 1999..........          --            --           --              --    (3,167,009)    (3,167,009)
Cash dividends on common
  stock ($3.25 per share)...          --            --           --              --    (1,517,786)    (1,517,786)
Collections on notes
  receivable................          --            --           --          33,921            --         33,921
Conversion of Long-Term
  Incentive Plan shares to
  common stock..............     589,720     5,522,138           --              --            --      6,111,858
Sale of common stock........     438,180     4,180,988           --              --            --      4,619,168
Issuance of notes
  receivable................          --            --           --      (2,098,559)           --     (2,098,559)
                              ----------   -----------    ---------     -----------   -----------    -----------
Balance as of January 31,
  1999......................  $4,670,110   $10,804,563    $      --     $(2,098,559)  $28,870,877    $42,246,991
                              ==========   ===========    =========     ===========   ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements.

                       KRISPY KREME DOUGHNUT CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                          ---------------------------------------
                                                                        YEAR ENDED
                                                          ---------------------------------------
                                                          FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,
                                                                 1997          1998          1999
                                                          -----------   -----------   -----------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss).......................................  $ 2,426,687   $ 2,714,123   $(3,167,009)
Items not requiring (providing) cash:
  Depreciation and amortization.........................    3,188,753     3,586,150     4,277,711
  Deferred income taxes.................................      744,575       391,970    (3,657,959)
  Loss (gain) on disposal of property and equipment,
     net................................................      (66,384)     (529,276)      250,861
  Compensation deferred.................................      572,845       660,926            --
  Provision for restructuring...........................           --            --     9,466,312
  Provision for store closings and impairment...........           --            --     2,335,847
  Other.................................................      209,454       795,325            --
Change in assets and liabilities:
  Receivables...........................................   (3,895,297)     (674,985)   (3,421,845)
  Inventories...........................................      (82,075)   (1,034,436)   (1,880,025)
  Prepaid expenses......................................     (527,589)      281,177      (251,279)
  Income taxes, net.....................................     (571,196)      696,991     1,396,353
  Accounts payable......................................    1,001,234       617,977     4,583,510
  Accrued restructuring expenses........................     (803,038)      (11,317)           --
  Accrued expenses......................................      796,138       (77,252)    1,008,198
  Deferred compensation and other long-term
     obligations........................................     (341,814)     (290,647)      741,702
                                                          -----------   -----------   -----------
          Net cash provided by operating activities.....    2,652,293     7,126,726    11,682,377
                                                          -----------   -----------   -----------
CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property and equipment......................   (9,572,362)   (6,707,579)  (12,375,792)
Proceeds from disposal of property and equipment........    5,430,118     1,740,008            --
Assets held for sale....................................      698,269     1,292,641            --
Increase in other assets................................     (185,631)   (2,746,797)     (841,143)
Decrease in other assets................................      203,154       525,342     1,389,269
                                                          -----------   -----------   -----------
          Net cash used for investing activities:.......   (3,426,452)   (5,896,385)  (11,827,666)
                                                          -----------   -----------   -----------
CASH FLOW FROM FINANCING ACTIVITIES:
Repayment of long-term debt.............................   (2,199,964)   (2,400,000)   (2,400,000)
Net borrowings from revolving line of credit............    4,076,277     3,083,155     2,550,229
Proceeds from stock offering............................           --            --     4,619,168
Cash dividends paid.....................................   (1,159,051)   (1,172,694)   (1,179,562)
Issuance of notes receivable............................           --            --    (2,098,559)
Collection of notes receivable..........................       41,980        33,639        33,921
                                                          -----------   -----------   -----------
          Net cash provided by (used for) financing
            activities:.................................      759,242      (455,900)    1,525,197
                                                          -----------   -----------   -----------
Net increase (decrease) in cash and cash equivalents....      (14,917)      774,441     1,379,908
Cash and cash equivalents at beginning of year..........    2,173,086     2,158,169     2,932,610
                                                          -----------   -----------   -----------
Cash and cash equivalents at end of year................  $ 2,158,169   $ 2,932,610   $ 4,312,518
                                                          ===========   ===========   ===========


The accompanying notes are an integral part of these consolidated financial statements.

                       KRISPY KREME DOUGHNUT CORPORATION

               NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS. Krispy Kreme Doughnut Corporation (the Company) and its subsidiaries are engaged principally in the sale of doughnuts through Company-owned and franchised locations. The Company also produces and sells doughnut-making equipment and mix for use by the Company-owned and franchised stores. Additionally, the Company operates a commissary to distribute food products and supplies to Company-owned and franchised stores.

The significant accounting policies followed by the Company in preparing the accompanying financial statements are as follows:

BASIS OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

FISCAL YEAR. The Company's fiscal year is based on a fifty-two/fifty-three week year. The fiscal year ends on the Sunday closest to the last day in January. The year ended February 2, 1997 contained 53 weeks while the years ended February 1, 1998 and January 31, 1999 contained 52 weeks.

CASH AND CASH EQUIVALENTS. The Company considers cash on hand, deposits in banks, and all highly liquid debt instruments with a maturity of three months or less at date of acquisition to be cash and cash equivalents.

INVENTORIES.  Inventories are recorded at the lower of average cost or market.

PROPERTY AND EQUIPMENT. Property and equipment are stated at cost less accumulated depreciation. Major renewals and betterments are charged to the property accounts while replacements, maintenance, and repairs which do not improve or extend the lives of the respective assets are expensed currently. Interest is capitalized on major capital expenditures during the period of construction.

Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives: Buildings -- 15 to 35 years; Equipment -- 3 to 15 years; Leasehold improvements -- lesser of useful lives of assets or lease term.

Assets acquired in the first half of the fiscal year are depreciated for a half year in the year of acquisition. Assets acquired in the second half of the fiscal year are not depreciated in the year of acquisition but are depreciated for a full year in the next fiscal year.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES. The Company uses the asset and liability method to account for income taxes, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases for assets and liabilities.

                       KRISPY KREME DOUGHNUT CORPORATION

EARNINGS PER SHARE. Historical: Earnings per share data presented are computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which was issued in 1998. Basic earnings per share (EPS) is computed by dividing income available to common shareholders (net income) by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if stock options were exercised.

The weighted average number of shares outstanding for basic EPS was 364,221 in fiscal 1997 and fiscal 1998 and 412,459 in fiscal 1999. There were no stock options outstanding in fiscal 1997 or fiscal 1998. The calculation of diluted EPS in fiscal 1999 included the assumed exercise of 91,550 stock options issued during the year. This assumed exercise had an antidilutive effect on the earnings per share calculation thus diluted earnings per share equals basic earnings per share.


Pro forma (Unaudited): On November 10, 1999, shareholders approved a corporate reorganization to create a holding company (Krispy Kreme Doughnuts, Inc.) to function as the publicly held parent of Krispy Kreme Doughnut Corporation and its subsidiaries. Krispy Kreme Doughnut Corporation and the holding company will enter into a plan of merger, expected to become effective just prior to the closing of the holding company's public offering of its common stock. As a result of the merger, the former shareholders of Krispy Kreme Doughnut Corporation will become shareholders of the holding company, with each of them receiving a number of holding company shares based on his or her percentage of ownership of the shares of Krispy Kreme Doughnut Corporation and a cash payment of $15.00 per share to be paid from the proceeds of the offering. This merger will result in Krispy Kreme Doughnut Corporation becoming a wholly-owned subsidiary of the holding company. Pro forma basic and diluted earnings per share is calculated in the same manner as historical earnings per share after giving effect to the merger exchange ratio of 20-for-1. Shares used in pro forma basic and diluted earnings per share are 7,284,420 for fiscal 1997 and fiscal 1998 and 8,249,180 for fiscal 1999.



Supplemental (Unaudited): Supplemental earnings per share adjusts pro forma earnings per share to reflect the assumed issuance of 528,592 holding company common shares to fund the cash payment to shareholders. The number of shares used in the calculation of supplemental basic and diluted earnings per share is 8,777,772.


FAIR VALUE OF FINANCIAL INSTRUMENTS. SFAS No. 107. "Disclosures about Fair Value of Financial Instruments," requires disclosure about the fair value of certain instruments. Cash, accounts receivable, accounts payable, accrued liabilities and variable rate debt are reflected in the financial statements at cost which approximates fair value because of the short-term maturity of these instruments.


ADVERTISING COSTS. All costs associated with advertising and promoting products are expensed in the period incurred.


STORE OPENING COSTS. Costs incurred to open either Company or franchise stores are expensed in the period incurred.

                       KRISPY KREME DOUGHNUT CORPORATION

REVENUE RECOGNITION. A summary of the revenue recognition policies for each segment of the Company (see Note 10) is as follows:


     - Company Store Operations revenue is derived from the sale of doughnuts and related items to on-premises and off-premises customers. Revenue is recognized at the time of sale for on-premises sales and at the time of delivery for off-premises sales.

     - Franchise Operations revenue is derived from: (1) development and franchise fees from the opening of new stores; and (2) royalties charged to franchisees based on sales. Development and franchise fees are charged for each new store and are recognized when the store is opened. The royalties recognized in each period are based on the sales in that period.

     - Support Operations revenue is derived from the sale of doughnut-making equipment and mix to Company-owned and franchised stores. Revenue is recognized at the time goods are shipped.

COMPREHENSIVE INCOME. SFAS No. 130, "Reporting Comprehensive Income," requires that certain items such as foreign currency translation adjustments, unrealized gains and losses on certain investments in debt and equity securities and minimum pension liability adjustments be presented as separate components of shareholders' equity. SFAS 130 defines these as items of other comprehensive income and as such must be reported in a financial statement that is displayed with the same prominence as other financial statements. At January 31, 1999, the Company does not have any items of other comprehensive income to report.


RECENT ACCOUNTING PRONOUNCEMENTS. In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," effective for years beginning after June 15, 2000, the Company's fiscal year 2002. SFAS 133 requires that all derivatives be recorded on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The adoption of FAS 133 is not expected to have a material impact on the financial statements of the Company.

                       KRISPY KREME DOUGHNUT CORPORATION

2. INVENTORIES


The components of inventories are as follows:


                                      ----------------------------------------------------------------
                                      DISTRIBUTION    EQUIPMENT          MIX      COMPANY
                                            CENTER   DEPARTMENT   DEPARTMENT       STORES        TOTAL
                                      ------------   ----------   ----------   ----------   ----------
FEBRUARY 1, 1998
Raw materials.......................    $       --   $2,596,311    $ 390,556   $  773,061   $3,759,928
Work in progress....................            --      119,026           --           --      119,026
Finished goods......................       487,496      461,002       12,190           --      960,688
Purchased merchandise...............     2,516,266           --           --      483,022    2,999,288
Manufacturing supplies..............            --           --       35,239           --       35,239
                                        ----------   ----------   ----------   ----------   ----------
          Totals....................    $3,003,762   $3,176,339    $ 437,985   $1,256,083   $7,874,169
                                        ==========   ==========   ==========   ==========   ==========
JANUARY 31, 1999
Raw materials.......................    $       --   $2,749,910    $ 411,946   $1,115,388   $4,277,244
Work in progress....................            --       45,898           --           --       45,898
Finished goods......................       723,854    1,280,802       21,395           --    2,026,051
Purchased merchandise...............     2,843,402           --           --      540,379    3,383,781
Manufacturing supplies..............            --           --       21,220           --       21,220
                                        ----------   ----------   ----------   ----------   ----------
          Totals....................    $3,567,256   $4,076,610    $ 454,561   $1,655,767   $9,754,194
                                        ==========   ==========   ==========   ==========   ==========



3. PROPERTY AND EQUIPMENT


Property and equipment consist of the following:

                                                              -------------------------
                                                              FEBRUARY 1,   JANUARY 31,
                                                                     1998          1999
                                                              -----------   -----------
Land........................................................  $11,254,812   $11,128,569
Buildings...................................................   20,616,612    22,702,866
Machinery and equipment.....................................   35,687,400    40,236,973
Leasehold improvements......................................    9,021,532     8,262,368
Construction in progress....................................    1,600,966        22,993
                                                              -----------   -----------
                                                               78,181,322    82,353,769
Less: accumulated depreciation..............................   26,634,549    28,778,370
                                                              -----------   -----------
          Property and equipment, net.......................  $51,546,773   $53,575,399
                                                              ===========   ===========

An analysis of the loss (gain) on disposal of property and equipment is as follows:

                                                             ---------------------------------------
                                                             FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,
                                                                    1997          1998          1999
                                                             -----------   -----------   -----------
Gain on sale of real estate................................   $     --      $(567,473)    $     --
Other, net.................................................    (66,384)        38,197      250,861
                                                              --------      ---------     --------
                                                              $(66,384)     $(529,276)    $250,861
                                                              ========      =========     ========

                       KRISPY KREME DOUGHNUT CORPORATION

4. REVOLVING CREDIT AGREEMENT AND LONG-TERM DEBT


On December 21, 1998, the Company amended and restated its Loan Agreement (the Agreement) with a bank. The new agreement provides a $28 million revolving line of credit and a $12 million term loan. The Agreement, which is unsecured, expires on July 10, 2002.

REVOLVING LINE OF CREDIT. Under the terms of the Agreement, interest on the revolving line of credit is charged, at the Company's option, at either the Lender's Prime Rate less 110 basis points or at the one-month Interbank Rate plus 100 basis points. There is no interest, fee or other charge for the unadvanced portion of the line of credit. As of January 31, 1999, the amount outstanding under the revolving line of credit was $15,020,409 and the interest rate was 6.064%.

A provision of the Agreement allows the Company to convert, prior to the expiration date of the Agreement, all or a portion of the outstanding principal balance of the revolving line of credit to a term loan for a period of 60, 84, or 120 months with interest at the Company's option of either a variable Prime Rate based method, a variable Interbank Rate based method, or a Swap Rate based method with a ceiling tied to the Prime Rate at the time of conversion. As of January 31, 1999, no amounts from the $28 million line of credit facility had been converted to a term loan.

TERM LOAN. Interest on the term loan is computed on the same basis as the revolving line of credit except that the floor and ceiling rates are 5.5% and 8.125%, respectively (6.064% at January 31, 1999). Repayment of this loan began on July 20, 1996, in the amount of monthly principal payments of $200,000 plus interest; the final payment is due on June 20, 2001. The Term Loan may be prepaid without penalty or premium at any time. As of February 1, 1998 and January 31, 1999, the outstanding principal balance of the term loan was $8,400,000 and $6,000,000, respectively and the interest rate was 6.598% and 6.064%, respectively.


At January 31, 1999, the annual maturities of the principal amounts of the term loan were:



                                                              -----------
FISCAL YEAR ENDING IN                                              AMOUNT
---------------------                                         -----------
2000........................................................  $ 2,400,000
2001........................................................    2,400,000
2002........................................................   16,220,409
2003........................................................           --
2004........................................................           --
                                                              -----------
                                                              $21,020,409
                                                              ===========


The Agreement contains provisions that, among other requirements, restrict capital expenditures, require the maintenance of certain financial ratios and restrict the payment of dividends. At January 31, 1999, the Company was in compliance with each of these covenants.

Interest paid, net of amounts capitalized, was $1,183,000 in fiscal 1997, $1,482,000 in fiscal 1998, and $1,404,000 in fiscal 1999.

The amended and restated Agreement which was entered into in December 1998 replaced a Loan Agreement with a bank which was scheduled to expire on July 20, 1999. The previous Loan Agreement was in the form of a $30 million line of credit facility and had term loan provisions similar to those described above for the amended and restated Agreement. The interest rate methods under the former Loan Agreement did not vary significantly from those prescribed in the amended and restated Agreement.

                       KRISPY KREME DOUGHNUT CORPORATION

5. LEASE COMMITMENTS


The Company conducts some of its operations from leased facilities and, additionally, leases certain equipment under operating leases. Generally, these have initial lease periods of 5 to 18 years and contain provisions for renewal options of 5 to 10 years.

At January 31, 1999, future minimum annual rental commitments under noncancelable operating leases are as follows:

                                                              -----------
FISCAL YEAR ENDING IN                                              AMOUNT
---------------------                                         -----------
2000........................................................  $ 6,410,000
2001........................................................    6,275,000
2002........................................................    5,781,000
2003........................................................    4,749,000
2004........................................................    3,186,000
Thereafter..................................................   11,121,000
                                                              -----------
                                                              $37,522,000
                                                              ===========

Rental expense, net of rental income, totaled $3,772,000 in 1997, $4,912,000 in 1998 and $5,565,000 in 1999.


6. INCOME TAXES


The components of the provision for federal and state income taxes are summarized as follows:

                                                            ---------------------------------------
                                                                          YEAR ENDED
                                                            ---------------------------------------
                                                            FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,
                                                               1997          1998          1999
                                                            -----------   -----------   -----------
Currently payable.........................................  $  874,425    $1,419,030    $ 1,545,959
Deferred..................................................     744,575       391,970     (3,657,959)
                                                            ----------    ----------    -----------
                                                            $1,619,000    $1,811,000    $(2,112,000)
                                                            ==========    ==========    ===========

A reconciliation of the statutory federal income tax rate with the Company's effective rate is as follows:

                                                            ---------------------------------------
                                                                          YEAR ENDED
                                                            ---------------------------------------
                                                            FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,
                                                               1997          1998          1999
                                                            -----------   -----------   -----------
Federal taxes at statutory rate...........................  $1,375,534    $1,538,542    $(1,794,863)
State taxes, net of federal benefit.......................     227,502       229,486       (440,220)
Other.....................................................      15,964        42,972        123,083
                                                            ----------    ----------    -----------
                                                            $1,619,000    $1,811,000    $(2,112,000)
                                                            ==========    ==========    ===========

Income tax payments, net of refunds, were $1,664,293 in fiscal 1997, $669,904 in fiscal 1998 and $239,341 in fiscal 1999.

                       KRISPY KREME DOUGHNUT CORPORATION

The net current and non-current components of deferred income taxes recognized in the balance sheet are as follows:

                                                              -------------------------
                                                              FEBRUARY 1,   JANUARY 31,
                                                                 1998          1999
                                                              -----------   -----------
Net current assets..........................................  $1,280,113    $2,120,288
Net non-current assets......................................     218,350     3,036,134
                                                              ----------    ----------
                                                              $1,498,463    $5,156,422
                                                              ==========    ==========

The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities are as follows:


                                                              -------------------------
                                                              FEBRUARY 1,   JANUARY 31,
                                                                 1998          1999
                                                              -----------   -----------
ASSETS
Compensation deferred (unpaid)..............................  $2,680,039    $  470,731
Accrued group insurance.....................................     149,422       209,646
Other long-term obligations.................................     354,086       418,432
Accrued insurance...........................................     686,242       340,580
Accrued reorganization costs................................     252,995     2,444,556
Unearned revenue............................................     334,758       201,400
Accounts receivable.........................................     141,887       370,500
Inventory...................................................     210,866       229,202
Charitable contributions carryforward.......................          --       704,752
State NOL carryforwards.....................................          --       571,373
Other.......................................................          --       621,684
                                                              ----------    ----------
          Gross deferred tax assets.........................   4,810,295     6,582,856
                                                              ----------    ----------
LIABILITIES
Property and equipment......................................   3,061,269     1,174,082
Prepaid VEBA contribution...................................          --       133,000
Prepaid expenses............................................     250,563       119,352
                                                              ----------    ----------
          Gross deferred tax liabilities....................   3,311,832     1,426,434
                                                              ----------    ----------
          Net asset.........................................  $1,498,463    $5,156,422
                                                              ==========    ==========


The Company has recorded a deferred tax asset reflecting the benefit of future deductible amounts. Realization of this asset is dependent on generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.


7. EMPLOYEE BENEFITS PLANS


The Company has a 401(k) savings plan, which provides that employees may contribute a portion of their salary to the plan on a tax deferred basis. The Company matches one-half of the first 2% and one-fourth of the next 4% of salary contributed by each employee. The Company's matching contributions approximated $350,000 in fiscal 1997, $419,000 in fiscal 1998 and $440,000 in fiscal 1999.

                       KRISPY KREME DOUGHNUT CORPORATION

Effective May 1, 1994, the Company established the Retirement Income Plan for Key Employees of Krispy Kreme Doughnut Corporation (the Plan), a nonqualified noncontributory defined benefit pension plan. The benefits are based on years of service and average final compensation during the employees' career. The Plan at all times shall be entirely unfunded as such term is defined for purposes of the Employee Retirement Income Security Act (ERISA). The actuarial cost method used in determining the net periodic pension cost is the projected unit credit method.

The following tables summarize the status of the Plan and the amounts recognized in the Balance Sheet:

                                                              -------------------------
                                                              FEBRUARY 1,   JANUARY 31,
                                                                     1998          1999
                                                              -----------   -----------
CHANGE IN PROJECTED BENEFIT OBLIGATION
a. Projected benefit obligation at beginning of year........   $ 451,677     $ 669,973
b. Service cost.............................................     130,251       152,469
c. Interest cost............................................      33,876        46,891
d. Actuarial (gain) loss....................................      54,169       (21,872)
e. Benefits paid............................................          --       (13,452)
f. Change in plan provisions................................          --            --
g. Projected benefit obligation at end of year..............     669,973       834,009
CHANGE IN PLAN ASSETS
a. Fair value of plan assets at beginning of year...........   $      --     $      --
b. Actual return on plan assets.............................          --            --
c. Employer contributions...................................          --        13,452
d. Benefits paid............................................          --       (13,452)
e. Fair value of plan assets at end of year.................          --            --
NET AMOUNT RECOGNIZED
a. Funded status............................................   $(669,973)    $(834,009)
b. Unrecognized transition obligation (asset)...............          --            --
c. Unrecognized prior service cost..........................          --            --
d. Unrecognized net loss....................................  54,169....        32,297
e. Contributions from measurement date to fiscal year end...          --            --
f. Net amount recognized....................................    (615,804)     (801,712)
WEIGHTED-AVERAGE ASSUMPTIONS
a. Weighted average assumed discount rate...................        7.00%         6.75%
b. Weighted average expected long-term rate of return on
  plan assets...............................................         N/A           N/A
c. Assumed rate of annual compensation increases............        5.00%         5.00%
NET PERIODIC PENSION COST
a. Service cost.............................................   $ 130,251     $ 152,469
b. Interest cost............................................      33,876        46,891
c. Estimated return on plan assets..........................          --            --
d. Amortization of unrecognized transitional liability
  (asset)...................................................          --            --
e. Amortization of prior service cost.......................          --            --
f. Recognized net actuarial (gain) or loss..................          --            --
g. Total....................................................     164,127       199,360

                       KRISPY KREME DOUGHNUT CORPORATION

                                                              -------------------------
                                                              FEBRUARY 1,   JANUARY 31,
                                                                     1998          1999
                                                              -----------   -----------
RECONCILIATION OF NET PENSION ASSET (LIABILITY) FOR FISCAL
  YEAR
a. Prepaid (accrued) pension cost as of end of prior year...   $(451,677)    $(615,804)
b. Contributions during the fiscal year.....................          --        13,452
c. Net periodic pension cost for the fiscal year............     164,127       199,360
d. Prepaid (accrued) pension cost as of fiscal year end.....    (615,804)     (801,712)


8. INCENTIVE COMPENSATION


The Company has an incentive compensation plan for officers, directors and management level employees. Incentive compensation amounted to $1,380,000 in fiscal 1997, $1,652,000 in fiscal 1998 and $2,300,000 in fiscal 1999.

In addition, in fiscal 1997 and fiscal 1998, the Company had a Long-Term Incentive Plan (the Plan). Under the provisions of the Plan, a participant could elect to defer, for a period of not less than five years, from 0% to 100% of the bonus earned under the provisions of the incentive compensation plan described above. The deferred amount was converted to performance units based on the appropriate value (book value) of the Company's common stock as defined in the Plan. Upon completion of the deferral period, each participant's account would be distributed in accordance with the participant's election. The performance units granted under the Plan were credited with dividends in a manner identical to the common stock of the Company. The amount payable to a participant at the time benefit payments are due was equal in amount to the number of performance units credited to a participant's account multiplied by the current book value of the Company's common stock as defined in the Plan. Effective with fiscal year-end 1997, the right to defer additional incentive compensation under the provisions of the plan was temporarily suspended. Long-term incentive compensation amounted to $386,000 in fiscal 1997 and $480,000 in 1998.

In fiscal 1999, participants still employed by the Company were given the option to convert their performance units earned under the Plan to common shares of the Company's common stock, subject to certain restrictions. Shares received through the conversion are subject to the provisions of the Stock Purchase Agreement dated July 1, 1982, as amended by the Amendment to Stock Purchase Agreement dated March 19, 1998 and the Addition to the Amendment to the Stock Purchase Agreement dated April 21, 1998 along with any other agreements which may be approved by the holders of common shares prior to the conversion. These shares have no voting rights until the earlier of July 31, 2008, or an initial public offering of the Company's common stock. The number of performance units converted was 58,972 at a conversion rate of $103.64 per performance unit for a total of $6,111,858 in common stock issued in connection with the conversion. Due to the Federal and State income tax consequences of the conversion incurred by each participant, the Company made a loan to each participant equal to their tax liability. These loans were executed via a 10-year promissory note (collateralized by the common stock) with a fixed interest rate of 6%. The amount of such loans outstanding at January 31, 1999, was $2,098,559 and has been recorded as a deduction from shareholders' equity.

In November 1993 and April 1994, the Board of Directors authorized the issuance of 12,645 and 2,500 respectively, restricted stock awards in substitution for stock options previously granted to certain directors and officers of the Company. All unexercised stock options were canceled in

                       KRISPY KREME DOUGHNUT CORPORATION
substitution for restricted stock awards. Restricted stock plan participants are not entitled to receive cash dividends and voting rights on their shares until the lapse of restrictions. The Company made loans to each of the participants for the purchase of the restricted shares. Vesting of such awards occurs equally over a four to six year period from the date of grant and is subject to future service requirements. The difference between cash paid by the employee for the awarded shares and the market value of the shares as of the award date was charged as unearned compensation and is amortized over the four to six year service period. The unamortized, unearned compensation value is shown as a reduction of shareholders' equity in the accompanying consolidated balance sheet. Compensation expense under the plan for fiscal 1997, fiscal 1998 and fiscal 1999 was approximately $187,000, $181,000 and $0 respectively.


9. STOCK OPTION PLAN


During fiscal 1999, the Company established the Krispy Kreme Doughnut Corporation 1998 Stock Option Plan (the Plan). Under the terms of the Plan, 95,650 shares of common stock of the Company were reserved for issuance to employees and Directors of the Company. Grants may be in the form of either incentive stock options or nonqualified stock options. During fiscal 1999, 91,550 options with a 10-year life were issued to employees and Directors at an exercise price of $103.64 per share which was the fair market value of the common stock at the date of grant. Options granted to employees under the Plan vest ratably over a three-year period commencing with the second anniversary of the grant date. Options granted to Directors under the Plan vest ratably over a three-year period commencing on the grant date of the options.


The Financial Accounting Standards Board has adopted SFAS No. 123 "Accounting for Stock-Based Compensation," which permits, but does not require, the Company to utilize a fair-value based method of accounting for stock-based compensation. The Company has elected to continue use of the APB 25 accounting principles for its stock option plan and accordingly has recorded no compensation cost for grants of stock options. Had compensation cost for the Company's stock option plan been determined based on the estimated fair value at the grant dates for the awards made in 1999 consistent with the provisions of SFAS No. 123, the Company's net income and basic and diluted earnings per share would have been reduced by $117,512 and $.28, respectively. This proforma information reflects an estimated fair value of $9.86 for each stock option issued in fiscal 1999. This estimated fair value was computed using the Black-Scholes option pricing model with the following assumptions: the expected life for all options is seven years, the expected dividend is $3.25 per year, the expected volatility of all stock is zero and a risk-free interest rate of 4.8%.



10. BUSINESS SEGMENT INFORMATION


The Company has three reportable business segments. The Company Store Operations segment is comprised of the operating activities of the 61 stores owned by the Company. These stores sell doughnuts and complementary products through both on-premises and off-premises sales. The majority of the ingredients and materials used by Company Store Operations is purchased from the Support Operations business segment.

The Franchise Operations segment is comprised of the operating activities of the individual franchise business units which license qualified operators to conduct business under the Krispy Kreme name and also monitor the operations of these stores. Under the terms of the agreements,

                       KRISPY KREME DOUGHNUT CORPORATION
the licensed operators pay royalties and fees to the Company in return for the use of the Krispy Kreme name.

The Support Operations segment supplies mix, equipment and other items to both Company-owned and franchisee owned stores. All intercompany transactions between the Support Operations business segment and Company-owned stores are eliminated in consolidation.

Segment information for total assets and capital expenditures is not presented as such information is not used in measuring segment performance or allocating resources among segments.

Segment operating income is income before general corporate expenses and income taxes.


                                                       ------------------------------------------
                                                                       YEAR ENDED
                                                       ------------------------------------------
                                                       FEBRUARY 2,    FEBRUARY 1,    JANUARY 31,
                                                           1997           1998           1999
                                                       ------------   ------------   ------------
REVENUES:
Company Store Operations.............................  $113,939,454   $132,826,003   $145,251,369
Franchise Operations.................................     1,709,245      2,285,256      3,236,456
Support Operations...................................    77,141,243     90,820,523    107,430,686
Intercompany sales eliminations......................   (60,175,938)   (67,188,760)   (75,038,026)
                                                       ------------   ------------   ------------
          Total revenues.............................  $132,614,004   $158,743,022   $180,880,485
                                                       ============   ============   ============
OPERATING INCOME:
Company Store Operations.............................  $ 10,325,537   $ 13,236,186   $ 13,081,881
Franchise Operations.................................       (23,067)      (183,028)       448,032
Support Operations...................................     2,343,110      2,843,570      4,255,073
Unallocated general and administrative expenses......    (7,509,039)   (10,476,756)   (12,020,799)
Provision for restructuring..........................            --             --     (9,466,312)
                                                       ------------   ------------   ------------
          Total operating income.....................  $  5,136,541   $  5,419,972   $ (3,702,125)
                                                       ============   ============   ============
DEPRECIATION AND AMORTIZATION EXPENSES:
Company Store Operations.............................  $  2,958,768   $  2,338,514   $  2,872,869
Franchise Operations.................................       157,202        100,000         57,144
Support Operations...................................       194,546        201,051        224,892
Corporate administration.............................      (121,763)       946,585      1,122,806
                                                       ------------   ------------   ------------
          Total depreciation and amortization
            expenses.................................  $  3,188,753   $  3,586,150   $  4,277,711
                                                       ============   ============   ============



11. RELATED PARTY TRANSACTIONS


Total revenues includes $3,458,192 in fiscal 1997, $4,304,382 in fiscal 1998 and $7,614,014 in fiscal 1999 of sales to franchise doughnut stores owned by directors and an employee of the Company. Trade accounts receivable from these stores totaled $727,123 and $1,297,372 at February 1, 1998 and January 31, 1999, respectively. Total revenues also includes royalties from these stores of $248,958 in fiscal 1997, $338,448 in fiscal 1998 and $525,228 in fiscal 1999.
Additionally, from time to time the Company extends credit to customers in the form of notes receivable. Interest is generally charged at the Prime Rate plus 1% and terms range from 6 months to 10 years. Notes receivable due from franchise doughnut stores owned by directors and an employee totaled $108,838 at February 1, 1998 and $56,339 at January 31, 1999.

                       KRISPY KREME DOUGHNUT CORPORATION

Certain members of the board of directors own 22 stores and are committed to open an additional 22 stores. Two officers of the Company are investors in groups that own three stores and are committed to open four additional stores.

In December 1994, the Company implemented the Kingsmill Plan to provide franchise opportunities to corporate management and directors. Under the terms of the Kingsmill Plan, the Company makes franchise opportunities available to members of corporate management and provides financial assistance in the form of collateral repurchase agreements and guarantees of bank loans. At February 1, 1998 and January 31, 1999, the Company had guaranteed bank loans of $550,000 and $425,146, respectively, under the Kingsmill Plan. The Kingsmill Plan was suspended in fiscal 1999.

In January 1998, the Company sold a market to a shareholder. The gain recognized on this sale was approximately $267,000.


12. COMMITMENTS AND CONTINGENCIES


Under the terms of a stock purchase agreement dated July 1, 1984, the Company has agreed to purchase the outstanding stock of any deceased shareholder at a price equal to the book value of the stock as of the last day of the fiscal quarter immediately preceding death. The stock purchase agreement will terminate upon the closing of an initial public offering of the Company's stock.

In order to assist certain associate and franchise operators in obtaining third-party financing, the Company has entered into collateral repurchase agreements involving both Company stock and doughnut-making equipment. The Company's contingent liability related to these agreements is approximately $5,146,000 at February 1, 1998 and $4,054,000 at January 31, 1999. Additionally,
the Company has guaranteed certain loans to third-party financial institutions on behalf of associate and franchise operators. The Company's contingent liability related to these guarantees was approximately $2,683,000 at February 1, 1998 and $2,407,000 at January 31, 1999.


The Company is engaged in various legal proceedings incidental to its normal business activities. In the opinion of management, the outcome of these matters is not expected to have a material effect on the Company's consolidated financial statements.


Because the Company enters into long-term contracts with its suppliers, in the event that any of these relationships terminate unexpectedly, even where it has multiple suppliers for the same ingredient, the Company's ability to obtain adequate quantities of the same high quality ingredient at the same competitive price could be negatively impacted.


13. RESTRUCTURING







                                                              -----------------------------------
                                                                    LEASE    ACCRUED        TOTAL
                                                              LIABILITIES   EXPENSES      ACCRUAL
                                                              -----------   --------   ----------
Balance at February 1, 1998.................................  $  205,000    $100,000   $  305,000
Additions...................................................   5,594,875     250,000    5,844,875
                                                              ----------    --------   ----------
Balance at January 31, 1999.................................  $5,799,875    $350,000   $6,149,875
                                                              ==========    ========   ==========



On January 13, 1999, the Board of Directors of the Company approved a restructuring plan for assets and operations included in the Company Store Operations segment determined either to be inconsistent with the Company's strategy or whose carrying value may not be fully recoverable. Of

                       KRISPY KREME DOUGHNUT CORPORATION
the total restructuring and impairment charge of $9.5 million, $7.8 million relates to the closing of five double drive-through stores and the write down of five other inactive double drive-through stores and sites including provisions to write down associated land, building and equipment costs to estimated net realizable value and to cover operating lease commitments associated with these stores. The Company is in the process of closing these double drive-though stores and there are no plans to open any new ones. An additional $700,000 relates to future lease payments on double drive-through buildings subleased to franchisees. Also included in the total charge is a $1.0 million write down of a facility that produces fried pies and honey buns. These products are not expected to be a core part of the Company's strategy going forward. Of the total charge, $5.6 million represents a charge for future cash outflows for lease payments on land and buildings while $3.6 million represents the write-down of land and the write-off of buildings and equipment. The remaining $250,000 represents the accrual of costs to remove double drive-through buildings from their leased locations. Land held for sale is carried at $325,000, the estimated net realizable value determined through review of current prices for comparable retail locations. After an income tax benefit of $3,786,525, this action reduced fiscal 1999 earnings by $5,679,787 or $12.16 per share.



14. STORE CLOSINGS AND IMPAIRMENT



                                                              -----------
                                                                    LEASE
                                                              LIABILITIES
                                                              -----------
Balance at January 31, 1999.................................   $283,167



During the year, the Company recorded a charge of $2.3 million for store closings and impairment costs. The charge consists of $417,000 related to the write-off of unamortized leasehold improvements for two stores to be closed in the first quarter of fiscal 2000 and the accrual of $283,000 in remaining lease costs on a potential store site that will not be used. The remaining $1.6 million relates to the write-down of building and equipment of a facility that will remain open but whose carrying value was determined not to be fully recoverable. The fair market value of assets to be held and used was determined using a formula based on five times after-tax cash flow. This charge has been recorded in Operating Expenses of the Company Store Operations segment.

                          KRISPY KREME DOUGHNUTS, INC.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Krispy Kreme Doughnuts, Inc.

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Krispy Kreme Doughnuts, Inc. (the Company) at December 3, 1999, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP
Greensboro, North Carolina
December 3, 1999

                          KRISPY KREME DOUGHNUTS, INC.

                                 BALANCE SHEET


                                                              -----------
                                                              DECEMBER 3,
                                                                     1999
                                                              -----------
ASSETS -- Cash..............................................       $1,000
                                                              ===========
SHAREHOLDER'S EQUITY........................................       $1,000
                                                              ===========


                             NOTES TO BALANCE SHEET

1. ORGANIZATION AND PURPOSE


Krispy Kreme Doughnuts, Inc. (the Company) was incorporated in North Carolina on December 2, 1999 as a wholly-owned subsidiary of Krispy Kreme Doughnut Corporation. Subject to a plan of merger approved by the shareholders on November 10, 1999, the shareholders of Krispy Kreme Doughnut Corporation will become shareholders of Krispy Kreme Doughnuts, Inc. Each shareholder will receive a number of shares of Krispy Kreme Doughnuts, Inc. based on his or her percentage ownership of the shares of Krispy Kreme Doughnut Corporation and a cash payment of $15.00 per share. As a result of this merger, Krispy Kreme Doughnut Corporation will become a wholly-owned subsidiary of Krispy Kreme Doughnuts, Inc. This plan of merger is expected to become effective just prior to the completion of a public offering of the Company's common stock.


2. SHAREHOLDER'S EQUITY

The Company is authorized to issue 10 million shares of no par value preferred stock and 100 million shares of no par value common stock. Krispy Kreme Doughnut Corporation has invested $1,000 in exchange for shares of the Company's common stock.

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in the prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares in any circumstances under which the offer or solicitation is unlawful.



                               TABLE OF CONTENTS



                                   Page
Prospectus Summary...............    1
Risk Factors.....................    5
Forward-Looking Statements.......   11
Use of Proceeds..................   12
Dividend Policy..................   13
Capitalization...................   14
Dilution.........................   15
Selected Financial Data..........   16
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations......   18
Business.........................   34
Management.......................   50
Principal Shareholders...........   59
Related Party Transactions.......   61
Description of Capital Stock.....   67
Shares Eligible for Future
  Sale...........................   71
Underwriting.....................   73
Legal Matters....................   75
Experts..........................   75
Where You Can Find More
  Information....................   75
Index to the Financial
  Statements.....................  F-1



Dealer Prospectus Delivery Obligation: Until                      , 2000 (25
days after the date of this prospectus) all dealers that buy, sell or trade in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. Dealers are also obligated to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


(KRISPY KREME LOGO)

3,000,000 Shares


Common Stock


Deutsche Banc Alex. Brown


J.P. Morgan & Co.


Dain Rauscher Wessels


BB&T Capital Markets


Prospectus


               , 2000

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by Krispy Kreme Doughnuts, Inc. ("Krispy Kreme" or the "Company") in connection with this offering.


                                                              ----------
Securities and Exchange Commission Registration Fee.........  $   19,734
National Association of Securities Dealers Inc. Registration
  Fee.......................................................       7,975
Nasdaq National Market Listing Fees.........................      95,000
Printing and Engraving Expenses.............................           *
Legal Fees and Expenses.....................................           *
Accounting Fees and Expenses................................           *
Transfer Agent Fees and Expenses............................           *
Miscellaneous...............................................           *
                                                              ----------
          Total.............................................  $1,200,000+
                                                              ==========


---------------

* To be filed by amendment

+ Estimate


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Krispy Kreme's Articles of Incorporation and Bylaws provide that our directors and officers shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director or officer to the fullest extent permitted by North Carolina law. Under Section 55-8-51 of the North Carolina Business Corporation Act, we may indemnify a present or former director if he conducted himself in good faith and reasonably believed, in the case of conduct in his official capacity, that his conduct was in Krispy Kreme's best interests. In all other cases, the director must have believed that his conduct was at least not opposed to our best interests. In the case of any criminal proceeding, the director must have had no reasonable cause to believe his conduct was unlawful. We may not indemnify a director in connection with a proceeding by or in the right of Krispy Kreme in which the director was adjudged liable to us or, in connection with any other proceeding, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Under North Carolina law, we may indemnify our officers to the same extent as our directors and to such further extent as is consistent with public policy. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Krispy Kreme pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Krispy Kreme maintains directors' and officers' liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer, excluding certain matters including fraudulent, dishonest or criminal acts or self-dealing.

The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of Krispy Kreme, its directors and executive officers and other persons for certain liabilities, including liabilities arising under the Securities Act of 1933.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


In connection with a corporate reorganization in the form of a merger conducted in conjunction with this offering, Krispy Kreme Doughnuts, Inc. will issue 20 shares of its common stock, no par value, in exchange for each outstanding share of the common stock, par value $10.00 per share, of Krispy Kreme Doughnut Corporation. Krispy Kreme Doughnuts, Inc. expects to issue a total of 9,340,220 shares of its common stock in this exchange. The issuance will be a private placement exempt from registration under Section 4(2) of the Securities Act. Pursuant to the reorganization, Krispy Kreme Doughnut Corporation will become a wholly-owned subsidiary of Krispy Kreme Doughnuts, Inc.



The shareholders of Krispy Kreme Doughnut Corporation approved this transaction at a special shareholders' meeting on November 10, 1999. It is anticipated that the reorganization will be effective concurrently with the effectiveness of this registration statement. The Agreement and Plan of Merger by and between Krispy Kreme Doughnut Corporation, Krispy Kreme Doughnuts, Inc. and KKDC Reorganization Corporation dated December 2, 1999 is filed with this registration statement as
Exhibit 2.1.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a. Exhibits


EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------
  1.1*     --  Form of Underwriting Agreement
  2.1+     --  Agreement and Plan of Merger among the Company, Krispy Kreme
               Doughnut Corporation and KKDC Reorganization Corporation
               dated December 2, 1999
  3.1+     --  Articles of Incorporation of the Company
  3.2+     --  Bylaws of the Company
  4.1*     --  Form of Certificate for Common Stock
  5.1*     --  Opinion of Kilpatrick Stockton, LLP, as to the legality of the securities being registered
 10.1+     --  Amended and Restated Loan Agreement, dated December 21,
               1998, between Krispy Kreme Doughnut Corporation and the
               subsidiaries thereof and Branch Banking and Trust Company
 10.2+     --  Form of Associates License Agreement
 10.3+     --  Form of Development Agreement
 10.4+     --  Form of Franchise Agreement
 10.5      --  Letter Agreement, dated April 12, 1994, between Krispy Kreme
               Doughnut Corporation and Mr. Scott A. Livengood
 10.6      --  Letter Agreement, dated February 15, 1994, between Krispy
               Kreme Doughnut Corporation and Mr. Joseph A. McAleer, Jr.
 10.7      --  Guaranty of Payment Agreement, dated September 18, 1998, by
               Krispy Kreme Doughnut Corporation for the benefit of Beattie
               F. Armstrong and Beattie F. Armstrong, Inc.
 10.8      --  Collateral Repurchase Agreement, dated March 31, 1998 by and among Krispy Kreme Doughnut Corporation, the Bank of Blue
               Valley and Midwest Doughnuts, LLC
 10.9      --  Guaranty by Krispy Kreme Doughnut Corporation, dated
               December 31, 1998, in favor of the Bank of Blue Valley with respect to the obligations of Midwest Doughnuts, LLC

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------
 10.10+    --  Collateral Repurchase Agreement, dated January 30, 1998, by and among Krispy Kreme Doughnut Corporation, Mackk, L.L.C.
               and Branch Banking and Trust Company
 10.11+    --  Collateral Repurchase Agreement, dated January 30, 1998, by and among Mr. Joseph A. McAleer, Jr., Mackk, L.L.C., Krispy
               Kreme Doughnut Corporation and Branch Banking and Trust
               Company
 10.12     --  Collateral Repurchase Agreement, dated January 2, 1998, by and among Mrs. Bonnie Silvey Vandegrift, Brevard Tennis and
               Athletic Club Incorporated, Krispy Kreme Doughnut
               Corporation and Branch Banking and Trust Company
 10.13     --  Collateral Repurchase Agreement, dated October 15, 1997, by and among Krispy Kreme Doughnut Corporation, Midwest
               Doughnuts, LLC, and the Bank of Blue Valley
 10.14*    --  Guaranty by Krispy Kreme Doughnut Corporation, dated October
               15, 1997, in favor of the Bank of Blue Valley with respect to the obligation of Midwest Doughnuts, LLC
 10.15     --  Collateral Repurchase Agreement, dated October 22, 1996, by and among Robert L. McCoy, Gulf Florida Doughnut
               Corporation, Krispy Kreme Doughnut Corporation and Branch
               Banking and Trust Company
 10.16+    --  Collateral Repurchase Agreement, dated May 29, 1996, among
               Krispy Kreme Doughnut Corporation, Midwest Doughnuts, LLC
               and The First National Bank of Olathe
 10.17     --  Guaranty by Krispy Kreme Doughnut Corporation, dated May 29,
               1996, in favor of the First National Bank of Olathe with
               respect to the obligations of Midwest Doughnuts, LLC
 10.18     --  Collateral Repurchase Agreement, dated July 7, 1995 by and among Robert J. Simmons, Simac, Inc., Krispy Kreme Doughnut
               Corporation and First National Bank of Ohio
 10.19     --  Collateral Repurchase Agreement, dated February 25, 1994, by and among Mr. William J. Dorgan, Mrs. Patricia M. Dorgan,
               Krispy Kreme Doughnut Corporation and Branch Banking and
               Trust Company
 10.20     --  Promissory Note, dated March 13, 1997, of Midwest Doughnuts,
               LLC, Mr. Philip R.S. Waugh, Jr. and certain other parties
               payable to the order of Krispy Kreme Doughnut Corporation
 10.21*    --  Promissory Note, dated March 13, 1997, of Midwest Doughnuts,
               LLC, Mr. Philip R.S. Waugh, Jr. and certain other parties
               payable to the order of Krispy Kreme Doughnut Corporation
 10.22     --  Trademark License Agreement, dated May 27, 1996, between HDN
               Development -- Corporation and Krispy Kreme Corporation
 10.23     --  Stock Option Plan dated August 6, 1998
 10.24     --  Long-Term Incentive Plan dated January 30, 1993
 10.25     --  Form of Promissory Note relating to termination of Long-Term
               Incentive Plan
 10.26     --  Form of Restricted Stock Purchase Agreement
 10.27     --  Form of Promissory Note relating to restricted stock
               purchases
 10.28     --  Employment Agreement dated August 10, 1999 between Krispy
               Kreme Doughnut Corporation and John N. McAleer
 10.29     --  Employment Agreement dated August 10, 1999 between Krispy
               Kreme Doughnut Corporation and Scott A. Livengood

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------
 10.30     --  Employment Agreement dated August 10, 1999 between Krispy
               Kreme Doughnut Corporation and J. Paul Breitbach
 10.31     --  Kingsmill Plan
 21.1+     --  List of subsidiaries
 23.1*     --  Consent of Kilpatrick Stockton LLP (will be included in the opinion filed as Exhibit No. 5 to this Registration
               Statement)
 23.2      --  Consent of PricewaterhouseCoopers LLP
 24.1+     --  Powers of Attorney of certain officers and directors of the
               Company (included on the signature pages of this
               Registration Statement)
 27.1      --  Financial Data Schedule


---------------

* To be filed by amendment.

+ Previously filed.


b. Financial Statement Schedules


Schedule II -- Consolidated Valuation and Qualifying Accounts and Reserves of
               Krispy Kreme Doughnut Corporation


ITEM 17.  UNDERTAKINGS.

Krispy Kreme hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Krispy Kreme pursuant to the provisions of our Articles of Incorporation and Bylaws or otherwise, Krispy Kreme has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Krispy Kreme in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Krispy Kreme will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Krispy Kreme pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, Krispy Kreme has duly caused this first pre-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, North Carolina, on February 18, 2000.


                                          KRISPY KREME DOUGHNUTS, INC.


                                          By:     /s/ J. PAUL BREITBACH

                                            ------------------------------------

                                              J. Paul Breitbach


                                              Executive Vice President, Finance,


                                              Administration and Support
                                              Operations



Pursuant to the requirements of the Securities Act of 1933, this first pre-effective amendment to the registration statement has been signed on February 18, 2000, by the following persons in the capacities indicated.



SIGNATURE                                    POSITION
---------                                    --------

*                                            Chairman of the Board of Directors,
-------------------------------------------  President and Chief Executive Officer
Scott A. Livengood                           (Principal Executive Officer)

*                                            Vice Chairman of the Board of Directors and
-------------------------------------------  Executive Vice President, Concept
John N. McAleer                              Development

           /s/ J. PAUL BREITBACH             Executive Vice President, Finance,
-------------------------------------------  Administration and Support Operations
             J. Paul Breitbach               (Principal Financial and Accounting
                                             Officer)

*                                            Director
-------------------------------------------
Frank E. Guthrie

*                                            Director
-------------------------------------------
William T. Lynch

*                                            Director
-------------------------------------------
Joseph A. McAleer, Jr.

*                                            Director
-------------------------------------------
Robert L. McCoy

*                                            Director
-------------------------------------------
Robert J. Simmons

SIGNATURE                                    POSITION
---------                                    --------
*                                            Director
-------------------------------------------
Steven D. Smith

*                                            Director
-------------------------------------------
Robert L. Strickland

       *By: /s/ RANDY S. CASSTEVENS
-------------------------------------------
            as attorney-in-fact

                      REPORT OF INDEPENDENT ACCOUNTANTS ON


                         FINANCIAL STATEMENT SCHEDULES



To the Board of Directors of


Krispy Kreme Doughnut Corporation:



Our report on the consolidated financial statements of Krispy Kreme Doughnut Corporation and its subsidiaries is included herein. In connection with our audits of such financial statements, we have also audited the related financial statement schedule of Krispy Kreme Doughnut Corporation and subsidiaries.



In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



PRICEWATERHOUSECOOPERS LLP


Greensboro, North Carolina


March 19, 1999

                       KRISPY KREME DOUGHNUT CORPORATION



                          SCHEDULE II -- CONSOLIDATED


                            VALUATION AND QUALIFYING


                             ACCOUNTS AND RESERVES



                                              -----------------------------------------------------------------
                                                                         ADDITIONS
                                                            ADDITIONS      CHARGED
                                              BALANCE AT      CHARGED           TO                   BALANCE AT
                                               BEGINNING           TO        OTHER                          END
RESERVE FOR DOUBTFUL ACCOUNTS                  OF PERIOD   OPERATIONS     ACCOUNTS   DEDUCTIONS(1)    OF PERIOD
-----------------------------                 ----------   ----------   ----------   -------------   ----------
For the year ended February 2, 1997.........   $257,349    $  144,000   $       --    $  108,430      $292,919
                                               ========    ==========   ==========    ==========      ========
For the year ended February 1, 1998.........   $292,919    $  180,573   $       --    $  100,104      $373,388
                                               ========    ==========   ==========    ==========      ========
For the year ended January 31, 1999.........   $373,388    $2,101,099   $       --    $1,499,487      $975,000
                                               ========    ==========   ==========    ==========      ========


---------------


(1) Amounts represent write-off of uncollectible receivable balances.